As filed with the Securities and Exchange Commission on April 10, 2001.
                                                 Registration No. 333-76683
 ===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           -------------------------

                       Post-Effective Amendment No. 2 to
                                    Form S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           -------------------------

                              Formica Corporation
             (Exact name of registrant as specified in its charter)

                   Delaware                                34-1046753
         (State or other jurisdiction of                (I.R.S. Employer
         incorporation or organization)                Identification No.)

                           15 Independence Boulevard
                                Warren, NJ 07059
                                 (908) 647-8700
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               David T. Schneider
             Vice President, Chief Financial Officer and Secretary
                           15 Independence Boulevard
                                Warren, NJ 07059
                                 (908) 647-8700
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                           -------------------------



                           -------------------------


     Approximate date of commencement of proposed sale to the public: From time to time after the effective date.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earliest effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

================================================================================
                                                        Proposed
                                         Proposed       Maximum
Title of Each Class                       Maximum      Aggregate    Amount of
 of Securities to        Amount to be    Offering       Offering    Registration
  be Registered           Registered     Price(1)       Price(1)    Fee(2)
--------------------------------------------------------------------------------
10 7/8% Series B Senior
  Subordinated
  Notes due 2009        $215,000,000       100%       $215,000,000    $59,770
================================================================================

     (1) Estimated solely for the purpose of calculating the amount of the registration fee.

     (2) Previously paid on April 21, 1999.

                           -------------------------

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

================================================================================

                  SUBJECT TO COMPLETION, DATED APRIL 10, 2001

   PROSPECTUS

                              FORMICA CORPORATION

              10 7/8% Series B Senior Subordinated Notes due 2009

                                  ------------



Interest on the notes is payable every March 1 and September 1. The notes are redeemable on or after March 1, 2004 at the prices specified in this prospectus. Up to 35% of the notes will be redeemable on or prior to March 1, 2002 at a price equal to 110.875% of the principal amount, plus accrued interest, with the net proceeds of a public equity offering. You will have the right to require us to purchase your notes upon a "change of control" at a price of 101% of principal amount, plus accrued interest.

The notes are general unsecured obligations of Formica, subordinated to all of our senior obligations, including borrowings under our credit facility. Our subsidiaries have not guaranteed the notes, and therefore the notes will effectively be junior to all liabilities of our subsidiaries. As of December 31, 2000, we had approximately $255.6 million of senior indebtedness and our subsidiaries had $165.5 million of outstanding liabilities, including trade payables.

This investment involves risks. See "Risk Factors" on page 9

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus will be used by Credit Suisse First Boston Corporation in connection with offers and sales in market-making transactions at negotiated prices related to prevailing market prices. There is currently no public market for the notes. We do not intend to list the notes on any securities exchange. Credit Suisse First Boston Corporation has advised us that it is currently making a market in the notes; however, it is not obligated to do so and may stop at any time. Credit Suisse First Boston Corporation may act as principal or agent in any such transaction. We will not receive the proceeds of the sale of the notes but will bear the expenses of registration.

             -----------------------------------------------------

                           Credit Suisse First Boston

     The date of this Prospectus is April 10, 2001

                               PROSPECTUS SUMMARY

The following summarizes the more detailed information in this prospectus and you should read the entire prospectus carefully and in its entirety.

                        SUMMARY DESCRIPTION OF THE NOTES

Maturity Date...................March 1, 2009

Interest Payment Dates..........Every March 1 and September 1, beginning
                                 September 1, 1999.

Optional Redemption.............We may redeem any of the notes at our option on or after March 1, 2004 at the redemption prices set forth on page 59, plus accrued interest. In addition, we may redeem up to 35% of the notes on or prior to March 1, 2002 at a redemption price of 110.875% of the principal amount, plus accrued interest, with the net cash proceeds of one or more public equity offerings provided that at least 65% of the aggregate principal amount of the notes remain outstanding after the redemption.

Change of Control...............Upon the occurrence of a change of  control, as defined in the section called "Description of Notes", you may require us to repurchase your notes at 101% of their principal amount, plus accrued interest. We cannot assure you that we will have sufficient resources to satisfy our repurchase obligation in the event of a change of control. (See "Risk Factors--We may not be able to repurchase your notes upon a change of control" and "Description of Notes.")

Ranking.........................The notes:

                                o   rank junior to all of our senior
                                    indebtedness and secured indebtedness,
                                    including our credit facility.

                                o   will effectively rank junior to all
                                    liabilities of our subsidiaries.

                                o will rank equally with any of our future senior subordinated indebtedness.

                                As of December 31, 2000, we had outstanding approximately $255.6 million of senior indebtedness, and our subsidiaries had $165.5 million of outstanding liabilities, including trade payables.

Restrictive Covenants...........The indenture governing the notes contains restrictive covenants limiting or prohibiting our ability and our subsidiaries' ability to:

                                o  incur additional indebtedness or issue
                                   preferred stock;

                                o pay dividends or make distributions on, and to redeem or repurchase, capital stock or to repurchase subordinated indebtedness;

                                o  engage in transactions with affiliates;

                                o  engage in sale and leaseback transactions;

                                o  create liens securing indebtedness;

                                o  make investments and  sell assets; and

                                o  consolidate with or merge into, or sell
                                   substantially all of our assets to, another person. (See "Description of Notes--Certain Covenants.")

Use of Proceeds.................We will not receive any proceeds from the sale of notes offered hereby.

                                  OUR COMPANY

Overview

  What we do

     We believe that Formica Corporation is one of the leading brand names in the decorative surfacing products market. "Decorative surfaces" are products that are used to finish a surface, which may be a wall, a cabinet, a countertop or a floor, and include everything from inexpensive vinyl flooring to marble countertops. We produce:

     o    high-pressure decorative laminates, our primary product:

          o we design, manufacture and distribute Formica(R) brand high pressure decorative laminates, which are made of decorative surface papers (solid colors, patterns and woodgrains) treated with resins and laminated along with resin treated kraft papers using a high pressure press

          o because high-pressure laminate is durable, attractively designed, easy to maintain and very versatile, it is used in a wide range of commercial and residential surfaces, including kitchen cabinets, countertops and work surfaces

          o we believe that we are one of the largest producers of high-pressure decorative laminates in the world, which we market under the Formica(R)brand name

     o    solid surfacing materials

               o unlike high-pressure laminate, solid surfacing is quite thick, which makes it more durable and permits easier repair in the event of a scratch, since the surface can be sanded down to look like new

               o we market our solid surfacing product under the names "Surell(R)", "Fountainhead(R)"and "Soliq(R)"

     o    laminate flooring

               o laminate flooring is applied over any dry, clean and level floor surface

               o the flooring is water-resistant and is ideally suited for kitchens and bathrooms

               o    we introduced our flooring line under the Formica(R)name in
                    1996

     We believe the Formica(R) brand name, which is recognized by many customers without prompting, contributes significantly to the sale of our products. For the years ended December 31, 2000 and 1999, our net sales were $773.7 million and $606.6 million, respectively, and Adjusted EBITDA, as defined under Selected Financial Data, was $78.7 million and $63.8 million, respectively.

     We market our products:

     o through an extensive network of domestic and international independent distributors and dealers as well as our own sales force

     o to major distributors, manufacturers of finished products, and to architects and designers who specify products for commercial and residential interiors

  Our History

     Our company was founded in 1913 and created the world's first decorative laminate in 1927. After several sales and an initial public offering, we were sold to FM Acquisition Corporation in a buyout led by Vincent Langone, David Schneider and Dillon Read & Co. in 1989. In January 1995, we were acquired by BTR Nylex Ltd., an Australian company and a subsidiary of BTR plc.

     In May 1998, our parent company, FM Holdings Inc. which we refer to as "Holdings", was bought by Laminates Acquisition Co. which we refer to as "Laminates", which was organized by DLJ Merchant Banking Partners II, L.P., affiliated funds and entities, which we refer to as "DLJ Merchant Banking Funds", three other institutional investors, including CVC European Equity Partners, L.P. and CVC European Equity Partners (Jersey) L.P. and MMI Products L.L.C., and Messrs. Langone and Schneider. A fourth institutional investor, Euro Ventures PTE Ltd., acquired shares in the Company in August 2000.

     As a result, we are wholly-owned by Holdings, which in turn is wholly-owned by Laminates, which is owned by the DLJ Merchant Banking funds, an affiliate of Credit Suisse First Boston, the institutional investors and the management shareholders.

Competitive Strengths

     We possess a number of competitive strengths, including:

          o    global market position

          o    worldwide brand awareness

          o    established, effective distribution channels

          o    acclaimed design leadership

          o    diverse and stable customer base

     For more complete information on our competitive strengths, you should read the section called "Business--Competitive Strengths."

Recent Developments

     The following are significant recent developments which have had, or will continue to have, an impact on Formica Corporation:

     o    Acquisitions

     We pursue opportunities to make acquisitions that complement or expand our decorative surfaces businesses or enable us to enter new, but related markets. We intend to focus on surfacing companies whose products can be manufactured using our extensive global manufacturing capabilities or brands whose products may be sold through our distribution channels or that would benefit from the Formica(R) brand name. The expansion opportunities include domestic and international manufacturers of laminates, solid surfacing, flooring, wood, tile, plastics and related surfacing products, as well as other building products that would benefit from the Formica name and distribution channel. Management is actively evaluating potential acquisition targets and will make acquisitions that fit our acquisition strategy.

     The following are the principal acquisitions we have made since our acquisition by Laminates:

     Fountainhead. In March 1999, we acquired the Fountainhead(R) brand solid surfacing product of International Paper's Decorative Products Division and its manufacturing facility located in Odenton, Maryland. This acquisition significantly increased our solid surfacing production capability and our sales of solid surfacing products. Fountainhead(R) is marketed in France as Antium(R). This acquisition did not have a material effect on our results of operations or financial condition. The transaction has permitted us to rationalize our product lines and allow for future growth. In 2000, we completed the consolidation of our Surell(R) and Fountainhead(R) brands production into one facility.

     Rhinocore. In September 1999, we acquired Rhinocore(TM) as an entry into direct imaging computer graphics for high-pressure laminate. Digital graphic images enable the manufacture of laminates with superior graphics for applications such as signage and photographic images of murals and panels. This transaction did not have a material effect on the results of our operations and financial condition.

     STEL. In December 1999, we acquired STEL Industries, Inc., of Algona, Washington. STEL was the independent supplier of Formica(R) brand flooring, under a long-term exclusive "take-or-pay" supply contract. This acquisition was funded through the utilization of available credit facilities. As a result of this acquisition, we incurred a non-recurring charge of $26.2 million due to the termination of the supply contract. We do not expect any material increase in revenues as most of the production at STEL's facility was on behalf of Formica.

     Perstorp Surface Materials. On March 31, 2000, Decorative Surfaces Holding AB acquired Perstorp Surface Materials AB from Perstorp AB (Sweden) for approximately $177.5 million, including approximately $2.0 million of transaction costs. The consideration paid to Perstorp AB was determined through arms-length negotiations between Decorative Surfaces Holding AB and Perstorp AB. Decorative Surfaces Holding AB was a wholly-owned subsidiary of Holdings (the parent company of Formica) whose sole asset was its investment in Perstorp Surface Materials AB.

     On May 26, 2000, Holdings contributed all of the stock of Decorative Surfaces Holding AB to Formica. The acquisition from Holdings was accounted for on an as-if pooling basis because it is a combination of entities under common control.

     Perstorp Surface Materials AB is a worldwide producer of decorative and industrial laminates, finished foils, printed paper and other surfacing materials. In addition to bringing a strong European franchise, we believe that Perstorp Surface Materials AB represents an important strategic opportunity for Formica. Formica believes that there are opportunities in rationalizing manufacturing, purchasing, marketing, selling and administrative functions, which will create a synergistic combination. Formica also believes there are opportunities to improve gross profit margins through raw material sourcing benefits.

     Management believes the acquisitions made since our acquisition by Laminates will accelerate additional growth and provide the basis for synergies and cost savings. In addition, we also expect to derive certain manufacturing efficiencies at all our operations, which we anticipate will improve our gross margins.

          o    Restructuring

         In 2000, we announced several restructuring initiatives in North America and Europe. These initiatives include the consolidation of warehouses, reduction in headcount, a select curtailment of operations and the optimization of asset utilization. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" for a discussion of these initiatives.


                           -------------------------
   Our principal executive offices are located at 15 Independence Boulevard, Warren, New Jersey 07059, and our telephone number is 908-647-8700.

                               SUMMARY HISTORICAL
                          FINANCIAL AND OPERATING DATA

     The following table includes:

          o summary historical financial data for Formica after we were acquired by BTR for the years ended December 31, 1996 and 1997, and the four months ended April 30, 1998.

          o summary historical financial data for Formica for the eight months ended December 31, 1998, and the years ended December 31, 1999 and 2000.

     The historical financial data for BTR-owned Formica for the years ended December 31, 1996 and 1997 and the four months ended April 30, 1998 have been derived from the audited consolidated financial statements of BTR-owned Formica. The historical financial data for the eight months ended December 31, 1998, and the years ended December 31, 1999 and 2000 have been derived from our audited consolidated financial statements. You should read the following table in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and notes thereto included elsewhere herein.


                                                                              Eight
                                                                  Four        Months
                                               Years Ended       Months       Ended           Years Ended
                                              December 31,       Ended       December         December 31,
                                           -------------------   April 30,      31,      ---------------------
                                              1996      1997       1998         1998        1999        2000
                                           ---------  --------   ---------  ----------   ---------   ---------
                                                                 (dollars in millions)
Statement of Operational Data:

 Net sales (7)                             $  543.1   $  553.6   $  184.8       384.6    $  606.6    $  773.7
 Cost of products sold (7)                    369.8      370.3      137.6       279.4       440.2       566.8
 Inventory markdown from
   restructuring (6)                            ---        ---        ---        ---         ---         2.2
                                           ---------  ---------  ---------   ---------   ---------   ---------
 Gross profit                                 173.3      183.3       47.2       105.2       166.4       204.7
 Selling, general & administrative
   expenses                                   186.7      202.2       60.9       100.5       148.0       199.7
 Cost of terminated acquisition (8)             ---        ---        ---         3.0         0.8         0.4
 Cost to terminate supply contract (9)          ---        ---        ---         ---        26.2         ---
  Provision for restructuring (6)               ---        ---        ---         ---         ---         8.0
  Goodwill impairment charge (1)                ---      484.4        ---         ---         ---         ---
                                           ---------  ---------  ---------   ---------   ---------   ---------
  Income (loss) from operations               (13.4)    (503.3)     (13.7)        1.7        (8.6)       (3.4)
  Interest expense (2)                        (10.6)      (3.1)      (1.7)      (25.7)      (37.4)      (50.8)
  Other income                                  1.1        1.8        0.8         4.5         2.5         7.6
                                           ---------  ---------  ---------   ---------   ---------   ---------
  Loss before provision for income
   taxes                                      (22.9)    (504.6)     (14.6)      (19.5)      (43.5)      (46.6)
  Income tax benefit (provision)               (5.0)      (0.2)       ---        (2.8)       11.4         9.1
                                           ---------  ---------  ---------   ---------   ---------   ---------
  Net loss                                 $  (27.9)  $ (504.8)  $  (14.6)   $  (22.3)   $  (32.1)     $(37.5)
                                           =========  =========  =========   =========   =========   =========
Other Data:
 EBITDA:
 Net loss                                  $  (27.9)  $ (504.8)  $  (14.6)   $  (22.3)   $  (32.1)     $(37.5)
 Interest expense                              10.6        3.1        1.7        25.7        37.4        50.8
 Income tax (benefit) provision                 5.0        0.2        ---         2.8       (11.4)       (9.1)
 Depreciation and amortization                 52.1       55.7       11.1        29.3        42.9        57.8
 Goodwill impairment charge (1)                 ---      484.4        ---         ---         ---         ---
 Cost to terminate supply contract (9)          ---        ---        ---         ---        26.2         ---
                                           ---------  ---------  ---------   ---------   ---------  ---------
 EBITDA (3)                                $   39.8   $   38.6   $   (1.8)   $   35.5    $   63.0    $   62.0
 Charges(4)                                     ---        ---        5.7        10.8         0.8        16.7
                                           ---------  ---------  ---------   ---------   ---------  ----------
 Adjusted EBITDA (3)                       $   39.8   $   38.6   $    3.9    $   46.3    $   63.8   $    78.7
                                           =========  =========  =========   =========   =========  ==========
 Adjusted EBITDA Margin                         7.3%       7.0%       2.1%       12.0%       10.5%       10.2%



                                                               6

                                                                              Eight
                                                                  Four        Months
                                               Years Ended       Months       Ended           Years Ended
                                              December 31,       Ended       December         December 31,
                                           -------------------   April 30,      31,      ----------------------
                                              1996      1997       1998         1998        1999        2000
                                           ---------  --------   ---------  ----------   ---------  -----------
                                                                 (dollars in millions)
 Net cash provided by (used in):
    Operating activities                   $    1.5   $    5.7   $  (11.7)   $   26.7    $    0.2   $    37.3
    Investing activities                      (44.5)     (46.5)      (8.3)      (35.5)      (89.3)     (201.0)
    Financing activities                       56.5       47.1       (0.1)       33.0        66.2       159.8
 Depreciation and Amortization                 52.1       55.7       11.1        29.3        42.9        57.8
 Capital expenditures                      $   44.5   $   46.5   $    8.3    $   35.5     $  25.9   $    23.5
 Ratio of earnings to fixed charges (5)         ---        ---        ---         ---         ---         ---

Balance Sheet Data:
 Cash equivalents                          $   26.3   $   27.2   $    6.9    $   31.6     $   7.8   $     3.4
 Working capital                               64.3       66.6       48.8       118.9       124.7       153.5
 Total assets                               1,136.8      647.7      612.0       701.2       726.6       879.4
 Total debt                                    42.2       44.8       83.9       317.7       391.1       470.6
 Total liabilities                            266.1      304.3      280.8       581.4       649.3       788.1
 Total stockholders' equity                 $ 870.7   $  343.4   $  331.2    $  119.8     $  77.3   $    91.3

(1) During 1997, we recorded a goodwill impairment charge of $484.4 million which was determined utilizing the fair value of our assets considering, among other things, the purchase price for the sale of Formica. The impairment charge did not result in the reduction of property, plant and equipment.

(2)  Interest expense is not net of interest income.

(3) "EBITDA" is defined as income before extraordinary items and change in accounting principles plus interest expense (not net of interest income), income tax expense, depreciation and amortization expenses, goodwill impairment charge and cost to terminate supply contract. EBITDA is a key financial measure but should not be construed as an alternative to operating income or cash flows from operating activities (as determined in accordance with generally accepted accounting principles). "Adjusted EBITDA" for the four months ended April 30, 1998, and the eight months ended December 31, 1998 represents EBITDA excluding $5.7 million and $10.8 million of the 1998 Charges (See (4) below), respectively. "Adjusted EBITDA" for the years ended December 31, 1999 and 2000 represents EBITDA excluding charges of $0.8 million for the cost of terminated acquisitions and $16.7 million ($10.2 million for the costs of restructuring, $6.1 million for acquisition related costs (primarily merger integration costs and PSM asset write-offs) and $0.4 million for the cost of terminated acquisition), respectively. We believe that EBITDA and Adjusted EBITDA are useful supplements to net income (loss) and other consolidated income statement data in understanding cash flows generated from operations that are available for taxes, debt service and capital expenditures. Adjusted EBITDA is presented to assist in comparing normalized EBITDA between periods. However, our method of computation may or may not be comparable to other similarly titled measures of other companies.

(4) Includes 1998 Charges of $5.7 million and $10.8 million reflecting adjustment of (1) reserves for inventory obsolescence, doubtful accounts and customer incentive rebate programs and (2) accruals for customs, property tax expenses and other items and cost of terminated acquisition. See Notes 12 and 14 to our consolidated financial statements. Also, includes 1999 charges of $0.8 million for the cost of terminated acquisitions and 2000 charges of $16.7 million ($10.2 million for the costs of restructuring, $6.1 million for acquisition related costs (primarily merger integration costs and PSM asset write-offs) and $0.4 million for the cost of terminated acquisition).

(5) For purposes of these computations, earnings consist of income (loss) before income taxes, plus fixed charges. Fixed charges consist of interest on indebtedness (including amortization of debt issuance costs) plus that portion of lease rental expense representative of interest (deemed to be one-third of lease rental expense). For the years ended December 31, 1996 and 1997, the four months ended April 30, 1998, the eight months ended December 31, 1998, and the years ended December 31, 1999 and 2000, earnings were insufficient to cover fixed charges by $23.1 million, $505.9 million, $14.6 million, $19.5 million, $43.5 million, and $46.6 million, respectively.

(6) During 2000, we recorded a restructuring charge of $10.2 million including a $2.2 million charge for the markdown of inventory as a result of the elimination of product lines from the restructuring of our North America operations. See Note 18 to the accompanying consolidated financial statements.

(7) Data has been reclassified in accordance with the Emerging Issues Task Force Issue 00-10 "Accounting for Shipping and Handling Fees and Costs." For the years ended December 31, 1996, 1997, the four-months ended April 30, 1998, the eight-months ended December 31, 1998, and the years ended December 31, 1999 and 2000, $21.5 million, $20.2 million, $6.5 million, $13.2 million, $21.4 million and $26.0 million, respectively, have been reclassed from net sales to cost of products sold for the cost of shipping and handling. The impact of these reclassifications did not have any effect on operating income/(loss), EBITDA, or net loss.

(8) Includes charges of $3.0 million, $0.8 million, and $0.4 million, for the eight months ended December 31, 1998, and the years ended December 31, 1999 and 2000, respectively, in connection with proposed acquisitions of decorative products businesses. We have abandoned these proposed transactions. See Note 12 to the accompanying consolidated financial statements.

(9) We acquired our exclusive supplier of laminate flooring. The excess of the purchase price over the net tangible and intangible assets of the supplier totaling $26.2 million was charged to expense as the cost to terminate the supply contract.

                                  RISK FACTORS

         In addition to the other matters described in this prospectus you should carefully consider the following risk factors before accepting the exchange offer.

                Risk factors relating to our debt and the notes

We have substantial debt, which could limit our cash available for other uses and harm our competitive position

         In connection with our acquisition by Laminates, we incurred significant indebtedness. The level of our indebtedness could have important consequences to us, including:

     o limiting cash flow available for general corporate purposes, including acquisitions, because a substantial portion of our cash flow from operations must be dedicated to debt service;

     o limiting our ability to obtain additional debt financing in the future for working capital, capital expenditures or acquisitions;

     o limiting our flexibility in reacting to competitive and other changes in the industry and economic conditions generally; and

     o exposing us to risks inherent in interest rate fluctuations because some of our borrowings may be at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.

         For the year ended December 31, 2000 earnings would have been insufficient to cover fixed charges by approximately $46.6 million. As of December 31, 2000 we had (1) total consolidated indebtedness of approximately $470.6 million and (2) approximately $67.3 million of additional borrowings available under the new credit facility. In addition, subject to the restrictions in the new credit facility and the indenture, we may incur significant additional indebtedness, which may be secured.

Restrictive covenants in our indenture and new credit facility will limit our ability to enter into many transactions; our failure to comply with those covenants could cause our debt obligations to be accelerated

         The indenture and our credit facility contain covenants that restrict our ability to effectuate many types of transactions. In addition, our new credit facility also requires us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and there can be no assurance that we will meet those tests. A breach of any of these covenants could result in a default under our new credit facility and/or the notes. Upon the occurrence of an event of default under our new credit facility, the lenders could elect to declare all amounts outstanding under our new credit facility to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure that indebtedness. We have pledged substantially all of our assets, other than assets of our foreign subsidiaries, as security under our new credit facility. We cannot assure you that, if the lenders under our new credit facility accelerate the repayment of borrowings thereunder, we will have sufficient assets to repay our new credit facility and our other indebtedness, including your notes. See "Description of Our Credit Facility."

The notes rank junior to our senior indebtedness in bankruptcy, and senior debtholders may force us to stop making payments to you if we are in default on our senior indebtedness

         The notes rank junior to all of our senior indebtedness and secured indebtedness, including all indebtedness under our new credit facility, and liabilities of subsidiaries. As a result of the subordination provisions in the notes, if:

          (1) we are insolvent or enter into a bankruptcy or similar proceeding;

          (2)  we fail to make a payment when due on senior indebtedness; or

          (3)  any senior indebtedness is accelerated

then the holders of senior indebtedness and any other creditors of subsidiaries, if any, must be paid in full before the holders of the notes may be paid.

         In addition, we cannot make any cash payments to you if we have failed to make payments to holders of senior indebtedness. Under the circumstances described in "Description of Notes--Subordination," we cannot make any payments for a period of up to 179 days if we have defaulted, other than failures to make payments, on our senior indebtedness covenants.

         As of December 31, 2000, we had approximately $255.6 million of senior indebtedness. While the indenture does limit our ability to incur additional indebtedness, it permits any or all additional indebtedness that we are allowed to incur to be senior to the notes.

         If we incur any additional debt that ranks equally with the notes, the holders of that additional debt will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of available proceeds we may pay to you.

We are a holding company that conducts operations through our subsidiaries, and the notes effectively rank junior to indebtedness of our subsidiaries

         We conduct a portion of our operations, including nearly all of our foreign operations, through subsidiaries, and our ability to meet our debt service obligations will be dependent upon the receipt of dividends from our direct and indirect subsidiaries. Because our subsidiaries have not guaranteed the notes, the notes are structurally junior to all creditors of our subsidiaries, except to the extent that we are recognized as a creditor of any subsidiary, in which case our claims would still be subordinate to any secured debt of that subsidiary and any debt of that subsidiary senior to that held by us. As of December 31, 2000, our subsidiaries had $165.5 million of outstanding liabilities, including trade payables.

While the indenture requires us to offer to repurchase your notes upon a change of control, we may not be able to repurchase your notes in that event

         Upon the occurrence of a change of control as defined in "Description of Notes," you may require us to purchase your notes at 101% of their principal amount, plus accrued interest. Please note that the terms of our new credit facility limit our ability to purchase your notes upon a change of control. Any of our future debt agreements may contain similar restrictions and provisions. Accordingly, we may not be able to satisfy our obligations to purchase your notes unless we are able to refinance or obtain waivers with respect to those agreements. We cannot assure you that we will have the financial resources to purchase your notes, particularly if a change of control event triggers a similar repurchase requirement for, or results in the acceleration of, other indebtedness. Our new credit facility currently provides that specified change of control events will constitute a default and could result in the acceleration of our indebtedness under the new credit facility.

The restrictive covenants in the indenture may not prevent us from entering into transactions that could adversely affect the value of your notes

         You should be aware that the restrictive covenants in the indenture, including the covenant that requires us to offer to repurchase your notes in the event of a change of control, are subject to significant exceptions. As a result, we may still be able to enter into a variety of transactions, including acquisitions, refinancings and recapitalizations, that could increase the amount of our indebtedness or otherwise affect our capital structure. Those transactions could have an adverse impact on our ability to repay your notes, or on our credit rating and the market value of your notes. Because those transactions will not be restricted by the indenture, you will have no right to prevent us from entering into any of those transactions or to compel us to repurchase your notes.

Courts could invoke fraudulent transfer statutes to limit your right to receive payments on your notes

          Federal or state fraudulent transfer laws permit a court, if it makes the findings described below, to

          o    void all or a portion of our obligations to you;

          o subordinate our obligations to you to other existing and future indebtedness of Formica, entitling other creditors to be paid in full before any payment is made on the notes; and

          o take other action detrimental to you, including, in various circumstances, invalidating the notes.

          In that event, there would be no assurance that you would ever be repaid.

         Under federal and state fraudulent transfer laws, in order to take any of the actions described above, courts will typically need to find that, at the time the notes were issued, we:

          (1) issued the notes with the intent of hindering, delaying or defrauding current or future creditors; or

          (2) received less than fair consideration or reasonably equivalent value for incurring the indebtedness represented by the notes and

               (a) were insolvent or were rendered insolvent by reason of the issuance of the notes,

               (b) were engaged, or about to engage, in a business or transaction for which our assets were unreasonably small; or

               (c) intended to incur, or believed or should have believed we would incur, debts beyond our ability to pay as our debts mature as all of the foregoing terms are defined in or interpreted under fraudulent transfer statutes,

         Different jurisdictions define "insolvency" differently. However, we generally would be considered insolvent at the time we incurred the indebtedness constituting the notes if (1) the fair market value or fair saleable value of our assets is less than the amount required to pay our total existing debts and liabilities, including the probable liability on contingent liabilities, as they become absolute or matured or (2) we were incurring debts beyond our ability to pay as our debts mature. We cannot assure you as to what standard a court would apply in order to determine whether we were "insolvent" as of the date the notes were issued, and we cannot assure you that, regardless of the method of valuation, a court would not determine that we were insolvent on that date. Nor can we assure you that a court would not determine, regardless of whether we were insolvent on the date the notes were issued, that the payments constituted fraudulent transfers on another ground. To the extent that proceeds from the sale of the notes are used to repay the bridge notes, a court may find that we did not receive fair consideration or reasonably equivalent value for the incurrence of the indebtedness represented by the notes.

Trading Market for the Notes

         There is no existing trading market for the notes, and we cannot assure you about the future development of a market for the notes or your ability to sell the new notes or the price at which you may be able to sell your notes. If such market were to develop, the notes could trade at prices that may be higher or lower than their initial offering price depending on many factors, including prevailing interest rates, our operating results and the market for similar securities. Although it is not obligated to do so, Credit Suisse First Boston Corporation intends to make a market in the notes. Any such market-making activity may be discontinued at any time, for any reason, without notice at the sole discretion of Credit Suisse First Boston Corporation. No assurance can be given as to the liquidity of or the trading market for the notes.

          Credit Suisse First Boston Corporation may be deemed to be our "affiliate", as defined in the Securities Act, and, as a result, may be required to deliver a prospectus in connection with its market-making activities in the notes. In the registration rights agreement that we signed with Credit Suisse First Boston Corporation in connection with the initial sale of the notes, we agreed to use our best efforts to file and maintain a registration statement that would allow Credit Suisse First Boston Corporation to engage in market-making transactions in the notes. We have agreed to bear substantially all the costs and expenses related to registration.

                     Risk factors relating to our business

We intend to reduce our operating costs, including advertising and marketing costs; that strategy may not be successful and may actually reduce our sales

         Our business strategy includes the reduction of operating costs, primarily advertising and marketing costs, and a shift in marketing focus away from consumer-targeted marketing that we believe is ineffective. We cannot assure you that we will be successful in reducing these costs. Additionally, reductions in advertising and marketing expenditures could have an adverse impact on our sales.

Our strategy of growing via acquisitions is risky, as we may have difficulty managing a larger company and we may have difficulty financing new acquisitions

         Our business strategy also includes the pursuit of an acquisition strategy to promote our growth. For example, in March 2000 we acquired Perstorp Surface Materials AB. Our failure to manage our future growth effectively could have a material adverse effect on us. We cannot assure you that we will be able to find suitable acquisition candidates or that we can complete acquisitions on reasonable terms. Additionally, our ability to finance acquisitions will be dependent on our ability to generate sufficient cash flow or obtain sufficient capital. We cannot assure you that:

          o    we will be able to generate sufficient cash flows;

          o    financing will be available on acceptable terms;

          o financing will be permitted to be incurred under the terms of the indenture, the new credit facility and any future indebtedness to fund acquisitions; or

          o we will be able to successfully integrate acquired businesses and achieve expected synergies and cost savings, and the integration process will not be costly and divert management time and resources.

The decorative surfacing products market is mature and cyclical, so our business will be impacted by an economic downturn

         In the United States, high-pressure decorative laminate sales have historically correlated closely with residential and commercial construction activity. Spending on new construction and renovation in both the residential and commercial markets depends, in large part, upon the overall strength of consumer and business spending, which in turn is linked to the overall health of the economy. A decrease in overall spending for new construction or renovation in any geographic region in which we do a substantial amount of business could have a material adverse effect on our financial condition and results of operations. Our results have been adversely affected by the recent economic slowdown in the United States.

Our intellectual property is important to our business and may not be sufficiently protected under the laws of the United States and other countries

         Substantially all of our net sales are from sales of products bearing proprietary trademarks, including Formica(R), the Anvil F mark, Colorcore(R), Surell(R) , Fountainhead(R) and Soliq(R), . Accordingly, our future success may depend in part upon the goodwill associated with our trademarks and the loss of our intellectual property rights could have a material adverse effect on our financial condition and results of operations. We cannot assure you that the steps taken by us to protect our proprietary rights in our intellectual property will be adequate to prevent the misappropriation thereof in the United States or abroad. In addition, the laws of some foreign countries do not protect intellectual property to the same extent as do the laws of the United States.

We are controlled by a small group of shareholders who will be able to make important decisions about our business and capital structure; their interests may be different than your interests as a debtholder

         Circumstances may occur in which the interests of our principal shareholders could be in conflict with the interests of the holders of the notes. In addition, our shareholders may have an interest in pursuing transactions that, in their judgment, enhance the value of their equity investment in us, even though those transactions may involve risks to the holders of the notes.

         Approximately 50.0% of the outstanding shares of Laminates common stock is held by DLJ Merchant Banking funds, 13.2% is held by CVC, 13.2% is held by MMI and 7.9% is held by Euro Ventures PTE Ltd., in each case without giving effect to 222,642 outstanding shares of restricted stock issued to our management.

         The DLJ Merchant Banking funds, CVC, MMI, Euro Ventures PTE Ltd. and members of our management who chose to purchase shares of Laminate's common stock entered into a stockholders' agreement which contains provisions that, among other things, entitle the DLJ Merchant Banking funds to select two of the seven members of Laminates' and our respective board of directors, each of CVC and MMI to select one member of each board, and the DLJ Merchant Banking funds, CVC, MMI and Euro Ventures PTE Ltd. to collectively select two other members. As a result, these shareholders control Laminates and, through Laminates, us, and have the power to elect a majority of the directors of Laminates and us, appoint new management and approve any action requiring the approval of the holders of common stock of Laminates or us, including adopting amendments to the certificate of incorporation of Laminates and us and approving acquisitions or sales of all or substantially all of the assets of Laminates and us. The directors elected by the DLJ Merchant Banking funds and the institutional investors have the ability to control decisions affecting the capital structure of Laminates and us, including the issuance of additional capital stock, the implementation of stock repurchase programs and the declaration of dividends.

         The general partners of each of the DLJ Merchant Banking funds are affiliates or employees of Credit Suisse First Boston Corporation. DLJ Capital Funding, which is one of the lenders under the new credit facility, Laminates Funding, Inc. which purchased our bridge notes, and Credit Suisse First Boston Corporation, which was one of the initial purchasers of the old notes, are also affiliates of Credit Suisse First Boston Corporation.

Our international presence exposes us to additional risks inherent in international operations, including exchange rate fluctuations, repatriation of funds and adverse economic conditions in other regions of the world

         In 2000, net sales from international operations to third parties accounted for approximately 57% of our total net sales and all of our operating income was earned outside of the United States. Because of our foreign operations, our business is subject to the currency risks of doing business abroad, including exchange rate fluctuations and limits on repatriation of funds. Further, many developing economies have a significant degree of political and economic uncertainty. Social unrest, the absence of trained labor pools and the uncertainty of entering into joint ventures or other partnership arrangements with local organizations have slowed business activities in some large developing economies. The political and economic uncertainties present in these promising growth markets may adversely impact our ability to implement and achieve our foreign growth objectives.

We operate in a competitive industry and many of our competitors have greater resources than we do, which could permit them to spend more on marketing and research and development

         The decorative surfacing product market is highly competitive. Many of our competitors are owned by larger enterprises and may have greater assets or resources than us, which could allow them to spend more money on marketing and research and development, which would give them a competitive advantage. For example, Corian(R), the major competitor for our Surell(R) and Fountainhead(R) products, is produced by DuPont, one of the largest companies in the world. Our products compete around the world with high pressure decorative laminates manufactured by other producers, as well as with wood, veneers, marble, granite, solid surfacing, tile, plastics, foils, papers, vinyls, acrylics, paint, wallpaper, wall and floor coverings, low pressure laminates and other surfacing materials. Competition is based principally on breadth of product line, product quality, marketing, technology, price and service. We compete in a number of geographic markets and our success in each of these markets is influenced by those factors. See "Business--Competition."

We are dependent on key personnel and our business could be adversely affected if we lost the services of these key employees; in particular, our business strategy is dependent upon our CEO and CFO, who have a proven track record with our company

         Our success depends, to a large extent, upon the efforts and abilities of key managerial employees, particularly our executive officers. In particular, our business strategy is dependent upon Messrs. Langone and Schneider's prior experience in the industry and with Formica, and our historical results of operations were worse in their absence. The loss of the services of any of these key employees or the failure to retain qualified employees when needed could have a material adverse effect on our business, financial condition or results of operations. Competition for qualified management personnel in the industry is intense. We do not currently maintain key man life insurance.

Our operations and assets are subject to extensive environmental laws and regulations, which could require us to spend significant amounts of money to clean up contaminated property

         Our operations are subject to various foreign and United States environmental laws and regulations. We have conducted environmental assessments on a limited number of properties. Unforeseen expenditures or liabilities relating to contamination or compliance with environmental laws could have a material adverse effect on our financial condition or results of operation.

         We have been, from time to time, the subject of administrative proceedings, litigation and investigations relating to environmental matters. Currently, we have been named as a potentially responsible party at several Superfund sites and have reserved approximately $3.8 million for liabilities at December 31, 2000 for these matters. Although we believe, based on various factors, including, without limitation, indemnification rights that we have with respect to some of the Superfund sites, that the liabilities associated with Superfund sites should not have a material adverse effect on our financial condition or results of operations, we cannot assure you that we will not become involved in future proceedings, litigation or investigations, that the Superfund or other environmental liabilities will not be material or that indemnification under those indemnification rights will otherwise be available. See "Business-- Environmental Matters."

You may not be able to rely on forward-looking statements, as our actual results may be materially different

         This prospectus (as well as other public filings, press releases and discussions with Company management) contains and incorporates by reference certain forward-looking statements. These statements are subject to risks and uncertainties. Forward-looking statements include the information concerning:

          o our future operating performance, including sales growth and cost savings and synergies following our acquisitions of Fountainhead, STEL, and Perstorp Surface Materials and our related restructurings and capital investment program; and

          o our belief that we have sufficient cash flows to support working capital needs, capital expenditures and debt service requirements.

          In addition, statements that include the words "believes," "expects," "anticipates," "intends," "estimates," "will," "should," "may," "seeks," "pro forma," or other similar expressions are forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

    What Factors Could Affect the Outcome of Our Forward-Looking Statements?

         You should understand that the following important factors, in addition to those discussed elsewhere in this prospectus could affect the future results of Formica and could cause those results or other outcomes to differ materially from those expressed in our forward-looking statements.

     Industry and Market Factors

          o changes in economic conditions generally or in the markets served by us

          o    fluctuations in raw material and energy prices

          o    product specifier preferences and spending patterns and

          o    competition from other decorative surfaces producers

     Operating Factors

          o our ability to combine our recently acquired businesses while maintaining current operating performance levels during the integration period(s) and the challenges inherent in diverting our management's focus and resources from other strategic opportunities and from operational matters

          o our ability to implement our cost savings plans without adversely impacting our net sales and

          o    our ability to attract, hire and retain suitable personnel


     Relating to our Debt and the Notes

         We have substantial debt, which could limit our cash available for other uses and harm our competitive position. In connection with our acquisitions, we incurred significant indebtedness. The level of our indebtedness could have important consequences to us, including:

          o limiting our ability to obtain additional debt financing in the future for working capital, capital expenditures or acquisitions

          o limiting cash flow available for general corporate purposes, including acquisitions, because a substantial portion of our cash flow from operations must be dedicated to debt service

          o limiting our flexibility in reacting to competitive and other changes in the industry and economic conditions generally and

          o exposing us to risks inherent in interest rate fluctuations because some of our borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates

                                USE OF PROCEEDS

         This prospectus is delivered in connection with the sale of the notes by Credit Suisse First Boston Corporation in market-making transactions. We will not receive any of the proceeds from such transactions.

                                 CAPITALIZATION

         The following table sets forth our capitalization as of December 31, 2000. This table should be read in conjunction with our consolidated financial statements, including the notes thereto, included elsewhere herein, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "The Acquisition."

                                                         December 31,
                                                            2000
                                                         Historical
                                                        (in millions)
                                                      ---------------
     Cash and cash equivalents.......................   $      3.4
                                                      ===============
     Long term debt, including current portion:
        New credit facility revolving loans (1)......   $     21.6
        New credit facility term loans...............        212.1
        Senior subordinated notes....................        215.0
        Other debt...................................         21.9
                                                      ---------------
     Total debt......................................        470.6
     Total stockholders' equity......................         91.3
                                                      ---------------
     Total capitalization............................   $    561.9
                                                      ===============

     (1) We have a total commitment for revolver borrowings of $120.0 million under our new credit facility. Approximately $31.0 million has been used as of December 31, 2000, to obtain letters of credit to provide credit enhancement and support for some of our foreign credit facilities. See "Description of New Credit Facility."

                      SELECTED CONSOLIDATED FINANCIAL DATA

Historical

         The following table includes:

          o selected historical financial data for Formica after we were acquired by BTR for the years ended December 31, 1996 and 1997, and the four months ended April 30, 1998 and

          o selected historical financial data for Formica for the eight months ended December 31, 1998, and the years ended December 31, 1999 and 2000.

         The historical financial data for BTR-owned Formica for the years ended December 31, 1996 and 1997 and the four months ended April 30, 1998 have been derived from the audited consolidated financial statements of BTR-owned Formica. The historical financial data for the eight months ended December 31, 1998, and the years ended December 31, 1999 and 2000 have been derived from our audited consolidated financial statements. You should read the following table in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and notes thereto included elsewhere herein.


                                                                              Eight
                                                                  Four        Months
                                               Years Ended       Months       Ended           Years Ended
                                              December 31,       Ended       December         December 31,
                                           -------------------   April 30,      31,      ---------------------
                                              1996      1997       1998         1998        1999        2000
                                           ---------  --------   ---------  ----------   ---------   ---------
                                                                 (dollars in millions)
Statement of Operational Data:
 Net sales (7)                             $  543.1   $  553.6   $  184.8       384.6    $  606.6    $  773.7
 Cost of products sold (7)                    369.8      370.3      137.6       279.4       440.2       566.8
 Inventory markdown from
   restructuring (6)                            ---        ---        ---        ---         ---         2.2
                                           ---------  ---------  ---------   ---------   ---------   ---------
 Gross profit                                 173.3      183.3       47.2       105.2       166.4       204.7
 Selling, general & administrative
   expenses                                   186.7      202.2       60.9       100.5       148.0       199.7
 Cost of terminated acquisition (8)             ---        ---        ---         3.0         0.8         0.4
 Cost to terminate supply contract (9)          ---        ---        ---         ---        26.2         ---
  Provision for restructuring (6)               ---        ---        ---         ---         ---         8.0
  Goodwill impairment charge (1)                ---      484.4        ---         ---         ---         ---
                                           ---------  ---------  ---------   ---------   ---------   ---------
  Income (loss) from operations               (13.4)    (503.3)     (13.7)        1.7        (8.6)       (3.4)
  Interest expense (2)                        (10.6)      (3.1)      (1.7)      (25.7)      (37.4)      (50.8)
  Other income                                  1.1        1.8        0.8         4.5         2.5         7.6
                                           ---------  ---------  ---------   ---------   ---------   ---------
  Loss before provision for income
   taxes                                      (22.9)    (504.6)     (14.6)      (19.5)      (43.5)      (46.6)
  Income tax benefit (provision)               (5.0)      (0.2)       ---        (2.8)       11.4         9.1
                                           ---------  ---------  ---------   ---------   ---------   ---------
  Net loss                                 $  (27.9)  $ (504.8)  $  (14.6)   $  (22.3)   $  (32.1)     $(37.5)
                                           =========  =========  =========   =========   =========   =========
Other Data:
 EBITDA:
 Net loss                                  $  (27.9)  $ (504.8)  $  (14.6)   $  (22.3)   $  (32.1)     $(37.5)
 Interest expense                              10.6        3.1        1.7        25.7        37.4        50.8
 Income tax (benefit) provision                 5.0        0.2        ---         2.8       (11.4)       (9.1)
 Depreciation and amortization                 52.1       55.7       11.1        29.3        42.9        57.8
 Goodwill impairment charge (1)                 ---      484.4        ---         ---         ---         ---
 Cost to terminate supply contract (9)          ---        ---        ---         ---        26.2         ---
                                           ---------  ---------  ---------   ---------   ---------  ---------
 EBITDA (3)                                $   39.8   $   38.6   $   (1.8)   $   35.5    $   63.0    $   62.0
 Charges(4)                                     ---        ---        5.7        10.8         0.8        16.7
                                           ---------  ---------  ---------   ---------   ---------  ----------
 Adjusted EBITDA (3)                       $   39.8   $   38.6   $    3.9    $   46.3    $   63.8   $    78.7
                                           =========  =========  =========   =========   =========  ==========
 Adjusted EBITDA Margin                         7.3%       7.0%       2.1%       12.0%       10.5%       10.2%



                                                                  16

                                                                              Eight
                                                                  Four        Months
                                               Years Ended       Months       Ended           Years Ended
                                              December 31,       Ended       December         December 31,
                                           -------------------   April 30,      31,      ----------------------
                                              1996      1997       1998         1998        1999        2000
                                           ---------  --------   ---------  ----------   ---------  -----------
                                                                 (dollars in millions)
 Net cash provided by (used in):
    Operating activities                   $    1.5   $    5.7   $  (11.7)   $   26.7    $    0.2   $    37.3
    Investing activities                      (44.5)     (46.5)      (8.3)      (35.5)      (89.3)     (201.0)
    Financing activities                       56.5       47.1       (0.1)       33.0        66.2       159.8
 Depreciation and Amortization                 52.1       55.7       11.1        29.3        42.9        57.8
 Capital expenditures                      $   44.5   $   46.5   $    8.3    $   35.5     $  25.9   $    23.5
 Ratio of earnings to fixed charges (5)         ---        ---        ---         ---         ---         ---

Balance Sheet Data:
 Cash equivalents                          $   26.3   $   27.2   $    6.9    $   31.6     $   7.8   $     3.4
 Working capital                               64.3       66.6       48.8       118.9       124.7       153.5
 Total assets                               1,136.8      647.7      612.0       701.2       726.6       879.4
 Total debt                                    42.2       44.8       83.9       317.7       391.1       470.6
 Total liabilities                            266.1      304.3      280.8       581.4       649.3       788.1
 Total stockholders' equity                 $ 870.7   $  343.4   $  331.2    $  119.8     $  77.3   $    91.3

(1) During 1997, we recorded a goodwill impairment charge of $484.4 million which was determined utilizing the fair value of our assets considering, among other things, the purchase price for the sale of Formica. The impairment charge did not result in the reduction of property, plant and equipment.

(2)  Interest expense is not net of interest income.

(3) "EBITDA" is defined as income before extraordinary item and change in accounting principles plus interest expense (not net of interest income), income tax expense, depreciation and amortization expenses, goodwill impairment charge and cost to terminate supply contract. EBITDA is a key financial measure but should not be construed as an alternative to operating income or cash flows from operating activities (as determined in accordance with generally accepted accounting principles). "Adjusted EBITDA" for the four months ended April 30, 1998, and the eight months ended December 31, 1998 represents EBITDA excluding $5.7 million and $10.8 million of the 1998 Charges (See (4) below), respectively. "Adjusted EBITDA" for the years ended December 31, 1999 and 2000 represents EBITDA excluding charges of $0.8 million for the cost of terminated acquisitions and $16.7 million ($10.2 million for the costs of restructuring, $6.1 million for acquisition related costs (primarily merger integration costs and PSM asset write-offs) and $0.4 million for the cost of terminated acquisition), respectively. We believe that EBITDA and Adjusted EBITDA are useful supplements to net income (loss) and other consolidated income statement data in understanding cash flows generated from operations that are available for taxes, debt service and capital expenditures. Adjusted EBITDA is presented to assist in comparing normalized EBITDA between periods. However, our method of computation may or may not be comparable to other similarly titled measures of other companies.

(4) Includes 1998 Charges of $5.7 million and $10.8 million reflecting adjustment of (1) reserves for inventory obsolescence, doubtful accounts and customer incentive rebate programs and (2) accruals for customs, property tax expenses and other items and cost of terminated acquisition. See Notes 12 and 14 to our consolidated financial statements. Also, includes 1999 charges of $0.8 million for the cost of terminated acquisitions and 2000 charges of $16.7 million ($10.2 million for the costs of restructuring, $6.1 million for acquisition related costs (primarily merger integration costs and PSM asset write-offs) and $0.4 million for the cost of terminated acquisition).

(5) For purposes of these computations, earnings consist of income (loss) before income taxes, plus fixed charges. Fixed charges consist of interest on indebtedness (including amortization of debt issuance costs) plus that portion of lease rental expense representative of interest (deemed to be one-third of lease rental expense). For the years ended December 31, 1996 and 1997, the four months ended April 30, 1998, the eight months ended December 31, 1998, and the years ended December 31, 1999 and 2000, earnings were insufficient to cover fixed charges by $23.1 million, $505.9 million, $14.6 million, $19.5 million, $43.5 million, and $46.6 million, respectively.

(6) During 2000, we recorded a restructuring charge of $10.2 million including a $2.2 million charge for the markdown of inventory as a result of the elimination of product lines from the restructuring of our North America operations. See Note 18 to the accompanying consolidated financial statements.

(7) Data has been reclassified in accordance with the Emerging Issues Task Force Issue 00-10 "Accounting for Shipping and Handling Fees and Costs." For the years ended December 31, 1996, 1997, the four-months ended April 30, 1998, the eight-months ended December 31, 1998, and the years ended December 31, 1999 and 2000, $21.5 million, $20.2 million, $6.5 million, $13.2 million, $21.4 million and $26.0 million, respectively, have been reclassed from net sales to cost of products sold for the cost of shipping and handling. The impact of these reclassifications did not have any effect on operating income / (loss), EBITDA, or net loss.

(8) Includes charges of $3.0 million, $0.8 million, and $0.4 million, for the eight months ended December 31, 1998, and the years ended December 31, 1999 and 2000, respectively, in connection with proposed acquisitions of decorative products businesses. We have abandoned these proposed transactions. See Note 12 to the accompanying consolidated financial statements.

(9) We acquired our exclusive supplier of laminate flooring. The excess of the purchase price over the net tangible and intangible assets of the supplier totaling $26.2 million was charged to expense as the cost to terminate the supply contract.


Unaudited Quarterly Consolidated Financial Information:

         The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2000 and 1999.


                                                  1st          2nd          3rd          4th         Full
Year ended December 31, 2000                    Quarter      Quarter      Quarter      Quarter       Year
                                              -----------  -----------  ----------- ------------ -----------
                                                                  (dollars in millions)
  Net sales (4).............................. $   146.3     $  221.1     $  205.8    $  200.5     $   773.7
  Cost of products sold (4)..................     106.7        163.6        154.4       142.1         566.8
  Inventory Markdown (5).....................       1.9           --           --         0.3           2.2
                                              -----------  -----------  ----------- ------------ -----------
  Gross profit...............................      37.7         57.5         51.4        58.1         204.7
  Selling, general & administrative..........      39.7         56.3         46.7        57.0         199.7
  Provision for Restructuring (5)............       4.1          3.1          0.4         0.4           8.0
  Cost of Terminated Acquisitions (2)........       0.4           --           --          --           0.4
                                              -----------  -----------  ----------- ------------ -----------
  Income (loss) from operations..............      (6.5)        (1.9)         4.3         0.7          (3.4)
  Interest expense (1).......................     (10.0)       (12.1)       (14.4)      (14.3)        (50.8)
  Other income...............................       0.6          1.7          1.6         3.7           7.6
                                              -----------  -----------  ----------- ------------ -----------
  Loss before provision for income taxes.....     (15.9)       (12.3)        (8.5)       (9.9)        (46.6)
  Income tax (provision) benefit.............      (0.9)        (2.0)        (0.9)       12.9           9.1
                                              -----------  -----------  ----------- ------------ -----------
  Net (loss) income.......................... $   (16.8)   $   (14.3)    $   (9.4)  $     3.0     $   (37.5)
                                              ===========  ===========  =========== ============ ===========


                                                  1st          2nd          3rd          4th         Full
Year ended December 31, 1999                    Quarter      Quarter      Quarter      Quarter       Year
                                              -----------  -----------  ----------- ------------ -----------
                                                                  (dollars in millions)
  Net sales (4).............................. $   144.1     $  161.1     $ 150.4      $ 151.0     $   606.6
  Cost of products sold (4)..................     103.6        116.9       109.0        110.7         440.2
                                              -----------  -----------  ----------- ------------ -----------
  Gross profit...............................      40.5         44.2        41.4         40.3         166.4
  Selling, general & administrative..........      39.9         38.6        36.1         33.4         148.0
  Cost of Terminated Acquisitions (2)........        --           --         0.4          0.4           0.8
  Cost to Terminate Supply Contract (3)......        --           --          --         26.2          26.2
                                              -----------  -----------  ----------- ------------ -----------
  Income (loss) from operations..............       0.6          5.6         4.9        (19.7)         (8.6)
  Interest expense (1).......................     (10.4)        (8.6)       (9.5)        (8.9)        (37.4)
  Other income...............................       1.5          0.1         0.8          0.1           2.5
                                              -----------  -----------  ----------- ------------ -----------
  Loss before provision for income taxes.....      (8.3)        (2.9)       (3.8)       (28.5)        (43.5)
  Income tax (provision) benefit (3).........      (1.2)        (0.7)       (0.1)        13.4          11.4
                                              -----------  -----------  ----------- ------------ -----------
  Net loss................................... $    (9.5)    $   (3.6)    $  (3.9)     $ (15.1)   $    (32.1)
                                              ===========  ===========  =========== ============ ===========

(1) Interest expense is not net of interest income.

(2) We recorded charges of $0.4 million, $0.4 million and $0.4 million, for the quarters ended March 31, 2000, December 31, 1999 and September 30, 1999, respectively, in connection with proposed acquisitions of decorative products businesses. We have abandoned these proposed transactions. See
    Note 12 to the accompanying consolidated financial statements.

(3) During the quarter ended December 31, 1999, we acquired our exclusive supplier of laminate flooring. Prior to the acquisition, Formica was obligated under a contract with the supplier to purchase minimum quantities of laminate flooring at stipulated prices. The excess of the purchase price over the net tangible and intangible assets of the supplier totaling $26.2 million was charged to expense as the cost to terminate the supply contract. The income tax benefit for the quarter ended December 31, 1999 primarily results from the deductible cost to terminate a supply contract. See Note 2 to the accompanying consolidated financial statements.

(4) Data has been reclassified in accordance with the Emerging Issues Task Force Issue 00-10 "Accounting for Shipping and Handling Fees and Costs." For the quarters ending March 31, 2000, June 30, 2000, September 30, 2000 and December 31, 2000, $5.2 million, $6.9 million, $6.6 million and $7.3 million, respectively, have been reclassed from net sales to cost of products sold for the cost of shipping and handling. For the quarters ending March 31, 1999, June

     30, 1999, September 30, 1999 and December 31,1999, $4.9 million, $5.7 million, $5.3 million and $5.5 million, respectively, have been reclassed from net sales to cost of products sold for the cost of shipping and handling. The impact of these reclassifications did not have any effect on operating income/(loss ), EBITDA, or net loss.

(5) Includes restructuring charges of $6.0 million (including 1.9 million markdown of inventory), $3.1 million, $0.4 million and $0.7 million (including $0.3 million markdown of inventory), for the quarters ending March 31, 2000, June 30, 2000, September 30, 2000 and December 31, 2000,
    respectively. See Note 18 to the accompanying consolidated financial statements.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Overview

         We are engaged in the design, manufacture and distribution of decorative surfacing products. Formica was founded in 1913 and created the world's first decorative laminate in 1927. In May 1985, a group led by management and Shearson Lehman purchased Formica from American Cyanamid Company. In 1989, Formica was sold to FM Acquisition Corporation in a buyout led by Dillon, Read & Company. In January 1995, BTR Nylex Ltd., an Australian company and a subsidiary of BTR plc, acquired Formica. In May 1998, Laminates Acquisition Co. ("Laminates") acquired Formica.

Results of Operations

         Our net loss in 2000 was $37.5 million compared to a net loss of $32.1 million in 1999. Adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA) was $78.7 million in 2000 compared to $63.8 million in 1999, an increase of $ 14.9 million or 23.4%. Adjusted EBITDA for the years ended December 31, 2000 and 1999 represents EBITDA (as defined as income before extraordinary items and change in accounting principles plus interest expense (not net of interest income), income tax expense, depreciation and amortization expenses, goodwill impairment charge, and the cost of terminated contract) excluding charges of $16.7 million ($10.2 million for the costs of restructuring, $6.1 million of acquisition related costs (primarily merger integration costs and Perstorp Surface Materials AB asset write-offs) and $0.4 million for the cost of a terminated acquisition) and $0.8 million for the cost of terminated acquisitions, respectively.

         On March 31, 2000, Decorative Surfaces Holding AB acquired Perstorp Surface Materials AB, a worldwide producer of decorative and industrial laminates, finished foils, printed paper and other surfacing materials from Perstorp AB (Sweden) for approximately $177.5 million including approximately $2.0 million of transaction costs. On May 26, 2000, Holdings contributed all of the stock of Decorative Surfaces Holding AB to Formica. Decorative Surfaces Holding AB was a wholly-owned subsidiary of Holdings (the parent company of Formica) whose sole asset was its investment in Perstorp Surface Materials AB. The acquisition was accounted for on an as-if pooling basis because it is a combination of entities under common control. The purchase price approximated the fair value of the net assets acquired. Accordingly, Formica's results of operations in 2000 reflect the acquisition and related purchase accounting by Decorative Surfaces Holding AB on March 31, 2000 for all periods beginning April 1, 2000.

         We announced several restructuring initiatives in 2000, which impacted our costs but are expected to help Formica achieve cost savings and synergies in the future:

         On March 1, 2000, Formica's management committed to a formal plan to restructure certain operating activities in North America, which reduced total headcount by approximately 200 employees through December 31, 2000. As part of this restructuring, the Mt. Bethel, Pennsylvania manufacturing facility was closed and its operations were subsequently transferred to our Odenton, Maryland manufacturing facility. We provided a restructuring provision of $6 million. We have identified an additional $3 million of charges, indirectly related to the restructuring of the North America operations, of which $1.7 million was incurred in the twelve months ended December 31, 2000. The restructuring plan will be completed by mid-year 2001.

         On June 1, 2000, Formica's management committed to a formal plan to restructure certain of its operations within Europe and provided a restructuring provision of $1.5 million. These actions are being taken in conjunction with the integration of the Perstorp Surface Materials AB operations. The plan will result in a reduction in headcount of 25 employees (13 employees through December 31, 2000). The restructuring plan includes the closure of a warehouse in Europe with subsequent relocation of operations to elsewhere in Europe. In addition, we have charged to income an additional $0.5 million of expenses indirectly related to the restructuring of the European distribution operations during the year ended December 31, 2000. Under the current timetable, we project that the restructuring plan will be substantially completed by mid-year 2001.

         As of the consummation date of the Perstorp Surface Materials AB acquisition, management began a process to assess the organization as well as the facilities acquired with the purpose of formulating a structure for the combined organization. Balance sheet reserves for organizational restructuring in the amount of $14.5 million were established as part of purchase accounting in the second quarter. Management has committed to a formal plan to restructure certain operating activities primarily in Europe. The balance sheet reserve was revised through purchase accounting to $12.7 million as a result of the refinement of the assessment of the organization. The organizational restructuring plan, which primarily relates to the European operations, includes the closing of offices and a select curtailment of operations, the optimization of the utilization of assets and a reduction of headcount in excess of 300 employees (approximately 140 employees through December 31, 2000). In addition, we charged to income an additional $0.5 million of Perstorp Surface Materials AB restructuring-related expenses which were not included as part of purchase accounting during the year ended December 31, 2000. The restructuring plan is expected to be substantially completed by the end of 2001.

         Management has estimated approximately $18 million in annualized salary and benefit cost savings from the Perstorp Surface Materials AB restructuring program, of which approximately $2 million was realized during the year ended December 31, 2000. In addition, other cost reductions underway in Europe include facility consolidation reductions, purchasing synergies, and manufacturing process efficiencies primarily from the integration of Perstorp Surface Materials AB operations, which will generate another $4 million in annualized savings.

         2000 Compared to 1999

         Net Sales. Net sales for 2000 were $773.7 million, compared to net sales of $606.6 million for 1999, an increase of $167.1 million, or 27.5%. The acquisition of Perstorp Surface Materials AB accounted for $185.1 million of the increase, which was partially offset primarily by the impact of unfavorable foreign exchange. Net sales in the Americas increased to $428.3 million from $389.9 million in 1999, an increase of $38.4 million or 9.8%. This increase is the result of the acquisition of Perstorp Surface Materials AB, which was offset primarily by lower high-pressure laminate and flooring volume in North America due to the slowing economy. Net sales in Asia increased to $90.7 million in 2000 from $71.1 million in 1999, an increase of $19.6 million, or 27.6%, resulting primarily from the addition of the Perstorp Surface Materials AB business, as well as increased volume. Net sales in Europe increased $109.1 million to $254.7 million in 2000 from $145.6 million in 1999. The acquisition of Perstorp Surface Materials AB accounted for the increase, which was offset primarily by the impact of unfavorable foreign exchange.

         Gross Profit. Gross profit for 2000 was $204.7 million, compared to gross profit of $166.4 million for 1999, an increase of $38.3 million, or 23.0%. Gross profit as a percentage of net sales in 2000 decreased to 26.5% from 27.4% in 1999. The 2000 period includes $2.2 million related to the markdown in inventory from the restructuring of the North America operations. Excluding the restructuring charge, gross profit increased $40.5 million in 2000, or as a percentage of sales to 26.7%.

         Gross profit in the Americas increased to $106.8 million in 2000 from $102.6 million in 1999. The $4.2 million increase primarily resulted from the $8.6 million contribution from Perstorp Surface Materials AB, offset by the $2.2 million markdown in inventory from the restructuring of the North America operations, and increased raw material and energy costs. As a percentage of net sales, gross profit for the Americas decreased to 24.9% in 2000 from 26.3% in 1999. Gross profit in Europe and Asia increased $34.1 million to $97.9 million in 2000 from $63.8 million in 1999, or 53.4%, of which Perstorp Surface Materials AB contributed $39.0 million. The effects of foreign exchange translation, competitive pricing pressures and higher raw material costs negatively impacted gross profit margins compared to last year. As a percentage of net sales, gross profit in Europe and Asia decreased to 28.3% in 2000 from 29.4% in 1999.

         Selling, General and Administrative Expenses. Selling, general and administrative expenses for 2000 were $199.7 million compared to $148.0 million for 1999, an increase of $51.7 million. Selling, general and administrative expenses, as a percent of net sales, were 25.8% in the 2000 period compared to 24.4% in the 1999 period. Selling, general and administrative expenses excluding Perstorp Surface Materials AB were $160.2 million for 2000 compared to $148.0 million in 1999. Excluding the $6.1 million of acquisition related costs (primarily merger integration costs and Perstorp Surface Materials AB asset write-offs), selling, general and administrative expenses were $154.1 million in the 2000 period compared to $148.0 million in 1999. The increase was primarily related to general economic cost increases, and increased warehousing and distribution costs, sales and sales support expenditures, and information technology costs.

         Restructuring Charges. (See Note 18 to the Consolidated Financial Statements) Formica recorded a restructuring provision of $6 million (includes an inventory markdown shown separately on the income statement), relating to North America operations. We also incurred an additional $1.7 million of indirectly related restructuring charges for the North America operations which was not included in the provision during the year.

Formica recorded a restructuring provision of $1.5 million relating to its European operations. We incurred an additional $0.5 million of indirectly related restructuring charges for the European operations during the year ended December 31, 2000 which was not included in the provision.

Due to the acquisition of Perstorp Surface Materials AB, balance sheet reserves for organizational restructuring in the amount of $12.7 million were established as part of purchase accounting. We charged to income an additional $0.5 million of Perstorp Surface Materials AB restructuring-related expenses which were not included as part of purchase accounting during the year ended December 31, 2000.

         Cost of Terminated Acquisitions. For the years ended December 31, 2000 and 1999, we incurred $0.4 million and $0.8 million of charges relating to expenses from the costs of terminated acquisitions, primarily for legal and other professional fees.

         Cost to Terminate Supply Contract. In December 1999, Formica acquired STEL, its exclusive supplier of laminate flooring. Prior to the acquisition, Formica was obligated under a contract with STEL to purchase minimum quantities of laminate flooring at stipulated prices. The excess of the purchase price over the net tangible and intangible assets of STEL totaling $26.2 million was charged to expense as a cost to terminate the supply contract.

         Operating Loss. The operating loss for 2000 was $3.4 million compared to an operating loss of $8.6 million for 1999. The 2000 period includes restructuring charges of $10.2 million, acquisition related costs (primarily merger integration costs and Perstorp Surface Materials AB asset write-offs) of $6.1 million and the cost of a terminated acquisition of $0.4 million. The 1999 period included a charge of $26.2 million for the cost of the terminated supply contract resulting from the purchase of STEL and $0.8 million of costs for terminated acquisitions. After taking into account the 2000 and 1999 charges, operating income was $13.3 million in 2000 compared to operating income of $18.4 million in 1999, for the reasons stated above.

         Adjusted EBITDA. After taking into account the 2000 period restructuring costs, acquisition related costs (primarily merger integration costs and Perstorp Surface Materials AB asset write-offs) and the cost of a terminated acquisition, and the 1999 period costs from the terminated supply contract and the costs of terminated acquisitions (described above), EBITDA, as adjusted, was $78.7 million in 2000 compared to $63.8 million in 1999, an increase of $14.9 million or 23.4%.

         Interest Expense. Interest expense increased $13.4 million to $50.8 million in 2000 from $37.4 million for 1999. The increase in interest expense is due to the additional debt incurred in 2000 for the acquisition of Perstorp Surface Materials AB and additional debt incurred in the latter part of 1999.

          Income Taxes. Income tax benefit was $9.1 million in 2000 compared to $11.4 million in 1999. In 2000, we realized an income tax benefit primarily resulting from U.S. net operating losses partially offset by increased income taxes in certain foreign countries.

          Net Loss. Net loss was $37.5 million in 2000 compared to a net loss of $32.1 million in 1999, due to the reasons described above.

         1999 Compared to 1998

         Net Sales. Net sales for 1999 were $606.6 million, compared to net sales of $569.4 million for 1998, an increase of $37.2 million, or 6.5%. Net sales in North America increased to $389.9 million in 1999 from $360.4 million in 1998, an increase of $29.5 million, or 8.2%. This increase is primarily due to additional volume contributed by the flooring product line and the addition of the Fountainhead business. Net sales in Asia increased to $71.1 million in 1999 from $63.2 million in 1998, an increase of $7.9 million, or 12.5%, resulting primarily from a stronger Asian economy as well as improved volume. Net sales in Europe decreased $0.2 million to $145.6 million in 1999 from $145.8 million in 1998.

         Gross Profit. Gross profit for 1999 was $166.4 million, compared to gross profit of $152.4 million for 1998, an increase of $14.0 million, or 9.2%. Gross profit as a percentage of net sales in 1999 increased to 27.4% from 26.8% in 1998. Adjusted for the 1998 charges, amounting to $5.7 million, described below, gross profit increased $8.3 million, or 5.2%. Gross profit, as a percentage of net sales, excluding the 1998 nonrecurring charges, was 27.8% in 1998 compared to 27.4% in 1999.

         Gross profit in North America increased to $102.6 million in 1999 from $95.9 million in 1998, or 7.0%. Gross profit as a percentage of net sales for North America, excluding the 1998 Charges amounting to $3.5 million, decreased to 26.3% in 1999 from 27.6% in 1998, principally as a result of increased raw material prices and competitive pricing pressures. Gross profit in Europe and Asia increased to $63.8 million in 1999 from $56.5 million in 1998, or 12.9%. After adjusting for 1998 Charges amounting to $2.2 million, gross profit, as a percentage of net sales, in Europe and Asia, increased to 29.4% in 1999 from 28.1% in 1998. This increase is primarily due to favorable material prices and efficiency savings within Asia.

         Selling, General and Administrative Expenses. Selling, general and administrative expenses for 1999 were $148.0 million compared to $161.4 million for 1998, a decrease of 8.3%. Selling, general and administrative expenses as a percentage of net sales decreased to 24.4% in 1999 from 28.3 % in 1998. The decrease in selling, general and administrative expenses was primarily due to lower advertising and sales promotion expense and lower compensation expense due to restructuring efforts, partially offset by an increase in goodwill amortization of $2.6 million due to the acquisition from BTR. Selling, general and administrative expenses, adjusted for the 1998 Charges amounting to $7.8 million, were $153.6 million in 1998 compared to $148.0 million in 1999, a decrease of 3.6%.

         Cost of Terminated Acquisitions. For the years ended December 31, 1999 and 1998, we incurred $0.8 million and $3.0 million of charges relating to expenses from the costs of terminated acquisitions, primarily for legal and other professional fees.

         Cost to Terminate Supply Contract. In December 1999, Formica acquired STEL, its exclusive supplier of laminate flooring. Prior to the acquisition, Formica was obligated under a contract with STEL to purchase minimum quantities of laminate flooring at stipulated prices. The excess of the purchase price over the net tangible and intangible assets of STEL totaling $26.2 million was charged to expense as a cost to terminate the supply contract.

         Operating Loss. The operating loss for 1999 was $8.6 million compared to an operating loss of $12.0 million for 1998. The 1999 period included a charge of $26.2 million, the result of the cost of the terminated supply contract resulting from the purchase of STEL and $0.8 million of costs for terminated acquisitions. The 1998 period included the 1998 Charges of $13.5 million relating to changes in accounting estimates and $3.0 million of charges relating to expenses from the costs of terminated acquisitions. After taking into account the 1999 and 1998 charges, operating income increased to $18.4 million in 1999 compared to $4.5 million in 1998, for the reasons stated above.

         Adjusted EBITDA. After taking into account the 1999 period costs from the terminated supply contract and the costs of terminated acquisitions, and the 1998 period charges relating to changes in accounting estimates and the costs of terminated acquisitions (described above), EBITDA, as adjusted, was $63.8 million in 1999 compared to $50.2 million in 1998, an increase of $ 13.6 million or 27.1%.

         Interest Expense. Interest expense increased to $37.4 million in 1999 from $27.4 million for 1998. The increase in interest expense was the result of the funding of the acquisition in May 1998, as well as additional debt incurred in 1999.

         Income Taxes. In 1999, we realized an income tax benefit of $11.4 million primarily resulting from the deductible cost to terminate a supply contract due to the acquisition of STEL (described above), compared to an expense of $2.8 million in 1998.

          Net Loss. Net loss was $32.1 million in 1999 compared to $36.9 million in 1998 due to the reasons described above.

         Changes in Accounting Estimates. During the four- and eight-month periods ended April 30 and December 31, 1998, Formica made various changes in accounting estimates totaling $5.7 million and $7.8 million, respectively, due to new management plans with respect to asset carrying and disposition policies and new information becoming available regarding customers, products and competitive conditions in certain markets. There were no significant changes in accounting estimates in 1999 and 2000. These changes in accounting estimates resulted in charges that impacted Formica's results of operations as follows:

          o Customer Incentive Rebate Program. Due to competitive pressures in certain markets, many Formica distributors set their resale prices for Formica products in order to meet prices offered by distributors for competing manufacturers. In order to provide incentives to distributors to compete vigorously even when competitive prices would significantly reduce distributor margins, Formica offers percentage rebates to distributors on specified products based on their actual resale prices to end customers, within pre-established parameters. During the period that Formica was owned by BTR, the reserve for customer incentive rebates was estimated based upon distributor sales to the end customer. Based on analyses performed at that time, the reserve balance was determined by providing for approximately one month of the average monthly amount of rebates based on estimates of distributor sales in inventory.

               Based on an analysis of inventories of Formica products held by certain independent distributors that was performed in connection with the acquisition, we estimated that distributors hold, on average, approximately two months of sales in inventory. Accordingly, in the preparation of the April 30, 1998 financial statements, we recorded a change in accounting estimates to reserve an additional $2.7 million for customer incentive rebate programs.

          o Accounts Receivable Reserve. A long-standing distributor of Formica has experienced liquidity problems since the early 1990's, is in a negative equity position and has received "going concern opinions" from its auditors. Formica carried a large receivable balance from this distributor for several years and have also converted approximately $4.0 million of the receivable balance into an 8-year interest bearing promissory note. Over the last 5 years, the distributor has been unable to pay down the trade receivable and note balances, which in the aggregate, have fluctuated between $4.5 million to $5.5 million during this period. The aggregate balance was $4.6 million at April 30, 1998. Accordingly, Formica believed additional reserves of $1.4 million were necessary as of the April 30, 1998 balance sheet date to provide for potential losses due to uncollectibility of the outstanding receivable and note balances for this distributor.

               During the period that Formica was owned by BTR, Formica's parent provided lender guarantees that enabled certain distributors to obtain more favorable credit terms from banks than were otherwise obtainable. Formica has discontinued this guarantee program subsequent to April 30, 1998 and determined that it would be prudent to increase the reserve levels for four of our weaker distributors in the event that the change in policy with respect to the guarantees results in liquidity problems for the distributors. Accordingly, we recorded a change in accounting estimates to increase its provision for doubtful accounts by $2.4 million as of December 31, 1998.

          o Inventory Obsolescence Reserve. The inventory reserve reflects our new policies and plans with respect to the frequency of new product introductions and our desire to sell or dispose of inactive products on a more timely basis. Accordingly, we recorded a change in accounting estimates to increase its inventory obsolescence reserve by $5.4 million as of December 31, 1998.

          o Accruals for Some Exposures. Based upon changes in facts and circumstances in 1998, accruals of $1.6 million were recorded as a change in accounting estimates in the preparation of our April 30, 1998 financial statements. The change in accounting estimates included accruals for property taxes ($500,000), customs ($600,000), employee relocation costs ($345,000) and vacation reserves ($216,000).

Liquidity and Capital Resources

         Formica's principal sources of liquidity are cash flows from operations, borrowings under our credit facility and local credit facilities obtained by some of Formica's foreign subsidiaries. Formica's principal uses of cash will be debt service requirements to service the acquisition-related debt described below, capital expenditures and future acquisitions.

         As of December 31, 2000, Formica had $470.6 million of indebtedness outstanding compared to $391.1 million as of December 31, 1999. Formica's significant debt service obligations could, under certain circumstances, have material consequences to security holders.

         Working capital was $153.5 million at December 31, 2000 compared to $124.7 million at December 31, 1999. The increase was primarily the result of the acquisition of Perstorp Surface Materials AB offset by reductions in working capital. Management believes that Formica will continue to require working capital levels consistent with past experience and that current levels of working capital, together with borrowing capacity available under the credit facility and the continued effort by management to manage working capital, will be sufficient to meet expected liquidity needs in the near term.

         In connection with our acquisition by Laminates in 1998, Formica's parent raised approximately $137.1 million through the issuance of common and preferred stock to the DLJMB Funds, the institutional investors and Messrs. Langone and Schneider. The Laminates 8% Preferred Stock has an 8% cumulative dividend that is paid in cash when, as and if declared by the Laminates board. The Holdings 15% Senior Exchangeable Preferred Stock due 2008 has a 15% cumulative dividend which is not payable in cash until May 2003 and is exchangeable at Holdings' option for 15% subordinated debentures of Holdings. Dividends from Formica, which are restricted by the provisions of the credit facility and the indenture governing the notes described below, are the primary source of funding for payments with respect to Holdings and Laminates securities.

         In February 1999, Formica issued $215 million of 10 7/8% Senior Subordinated Notes due March 1, 2009. Interest on the notes is payable semiannually in cash. The Notes and related indenture place certain restrictions on Formica and its subsidiaries, including the ability to pay dividends, issue preferred stock, repurchase capital stock, incur and pay indebtedness, sell assets and make certain restricted investments.

         The Credit Facility includes a $120 million revolving credit facility, an $85 million term loan and a $140 million term loan. The $120 million revolving credit facility may be increased by up to $25 million at the request of Formica, with the consent of the banks providing the increased commitments, and will terminate on May 1, 2004. At December 31, 2000, $21.6 million was outstanding against the revolving credit facility. The $85 million and $140 million term loans will mature in 2004 and 2006, respectively. The term loans outstanding under the credit facility totaled $212.1 million at December 31, 2000 and amortize over the life of the credit facility.

         Borrowings under the credit facility generally bear interest based on a margin over the base rate or, at Formica's option, the reserve-adjusted LIBO rate. The applicable margin varies based upon Formica's ratio of consolidated debt to EBITDA. Formica's obligations under the credit facility are guaranteed by Laminates, Holdings and all existing or future domestic subsidiaries of Formica and are secured by substantially all of the assets of Formica and the subsidiary guarantors, including a pledge of capital stock of all existing and future subsidiaries of Formica (provided that, with a single exception, no more than 65% of the voting stock of any foreign subsidiary shall be pledged) and a pledge by FM Holdings, Inc. of the stock of Formica and by Laminates Acquisition Co. of the stock of FM Holdings, Inc.

         The credit facility contains financial covenants requiring Formica to maintain minimum EBITDA, minimum coverage of interest expense and fixed charges and a maximum leverage ratio. On May 26, 2000 Formica amended and restated the credit facility, obtaining the consent of the bank group for the acquisition of Perstorp Surface Materials AB. Formica was in compliance with the financial covenants at December 31, 2000 and 1999. Formica's continued compliance with debt covenants is dependent upon future economic performance which may be affected by economic, financial, competitive, legislative, regulatory and other factors beyond it's control.

         In conjunction with the contribution of Perstorp Surface Materials AB to Formica by Holdings Formica assumed $110.0 million in debt. PSM Funding, Inc. syndicated and increased the term loan facility to $140.0 million. The additional $30.0 million was used to reduce outstanding borrowings under Formica's existing credit facility at the time of the contribution and to make any payments in connection with the closing. Formica's existing credit facility was amended and restated to include the $140.0 million term loan as a separate tranche that will mature in 2006 and will require 1% annual amortization (payable quarterly) until March 31, 2005, with all remaining amounts payable in increments of $27.6 million quarterly thereafter until maturity. Interest on the new term loan will be, at Formica's option, either 2.25% over the Base Rate or 3.5% over LIBOR. Interest rates on the other tranches of the credit facility were also increased by 0.5% in connection with this transaction.

         Formica maintains various local credit facilities in foreign countries (primarily in Asia) that provide for borrowings in local currencies. Formica may replace the availability of these facilities (in local currencies) under the credit facility and will maintain some of these credit facilities to provide financing for its subsidiaries in these countries. Formica expects that these facilities, together with the credit facility and operating cash flow in these countries, will be sufficient to fund expected liquidity needs in these countries.

         As of December 31, 2000 and December 31, 1999, Formica had outstanding approximately $31 million and $28.4 million, respectively, in letters of credit under the credit facility to provide credit enhancement and support for certain of its credit facilities.

         Formica has implemented a capital investment program that management believes will increase capacity, yield manufacturing savings and improve competitiveness. Formica has spent approximately $23.5 million on capital expenditures during 2000, and anticipates that it will spend approximately $24 million in the year 2001. The credit facility contains restrictions on its ability to make capital expenditures. Based on present estimates, Formica believes that the amount of capital expenditures permitted under the credit facility will be adequate to complete its investment program and maintain the properties and businesses of its current operations.

         Formica continues to evaluate acquisitions that will complement or expand its decorative surfaces businesses or that will enable it to expand into new markets. In connection with any future acquisitions, Formica may require additional funding which may be provided in the form of additional debt, equity financing or a combination thereof. There can be no assurance, however, that any such additional financing will be available on acceptable terms.

         Formica anticipates that its operating cash flow, together with borrowings under the credit facility, will be sufficient to meet its anticipated future operating expenses, capital expenditures and debt service obligations as they become due. However, Formica's ability to make scheduled payments of principal of, to pay interest on or to refinance the indebtedness and to satisfy its other debt obligations will depend upon its future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond its control.

         Formica will continue from time to time to explore additional auxiliary financing methods and other means to lower its cost of capital, which could include stock issuance or debt financing and the application of the proceeds therefrom to the payment of bank debt or other indebtedness.

         Cash provided by operations was $37.3 million for the twelve months ended December 31, 2000, compared to $0.2 million for the twelve months ended December 31, 1999. The increase in cash provided by operations is due to additional depreciation and amortization primarily resulting from the Perstorp Surface Materials AB acquisition, a decrease in accounts receivable and inventories and an increase in accounts payable. The decrease in accounts receivable and inventories results from an effort to improve the management of working capital. Net cash used in investing activities was $201.0 million for the twelve months ended December 31, 2000 and $89.3 million for the twelve months ended December 31, 1999. The 2000 period includes $177.5 million due to the acquisition of Perstorp Surface Materials AB and the 1999 period includes $63.4 million utilized for acquisitions of Fountainhead and STEL. Net cash provided by financing activities was $159.8 million and $66.2 million for the twelve months ended December 31, 2000 and 1999, respectively, which included additional financing resulting from the acquisitions discussed above.

Effect of Inflation; Seasonality

         Formica does not believe that inflation has had a material impact on its financial position or results of operations. Formica's operations are modestly influenced by seasonal fluctuations.

Common European Currency

          The Treaty on European Economic and Monetary Union provides for the introduction of a single

European currency, the Euro, in substitution for the national currencies of the member states of the European Union that adopt the Euro. In May 1998 the European Council determined: (i) the 11 member states that met the requirement for the Monetary Union, and (ii) the currency exchange rates amongst the currencies for the member states joining the Monetary Union.

         The transitory period for the Monetary Union started on January 1, 1999. According to Council Resolution of July 7, 1997, the introduction of the Euro will be made in three steps: (i) a transitory period from January 1, 1999 to December 31, 2001, in which current accounts may be opened and financial statements may be drawn in Euros, and local currencies and Euros will coexist;
(ii) from January 1, 2002 to June 30, 2002, in which local currencies will be exchanged for Euros; and (iii) from July 1, 2002 after which local currencies will disappear.

         Formica cannot give assurance as to the effect of the adoption of the Euro on its payment obligations under loan agreements for borrowings in currencies to be replaced by the Euro or on its commercial agreements in those currencies. However, Formica has not experienced nor does it anticipate any problems resulting from the adoption of the Euro.

Market Risk

Interest Rate Risk

         Formica utilizes both fixed and variable rate debt obligations to finance its operations. At December 31, 2000, approximately 54% of our total debt were at variable interest rates. A one-half percentage point increase in interest would increase the annual amount of interest paid by approximately $1.3 million. Although the Formica will continue to monitor its exposure to interest rate fluctuations, we cannot assure that interest rate fluctuations will not harm our business in the future.

Foreign Currency Exchange Rate Risk

         Formica is exposed to market risk from changes in foreign currency exchange rates, including fluctuations in the functional currency of foreign operations. The functional currency of operations outside the United States is the respective local currency. Foreign currency translation effects are included in accumulated other comprehensive loss in stockholders' equity. Our operating results are thus subject to significant fluctuations based upon changes in the exchange rates of other currencies in relation to the U.S. dollar. Forward contracts are entered into for periods consistent with underlying exposures and do not constitute positions independent of those exposures. Formica does not enter into contracts for speculative purposes and are not a party to any leverage instruments. Although we will continue to monitor our exposure to currency fluctuations, we cannot assure that exchange rate fluctuations will not harm our business in the future.

Recent Accounting Pronouncements

         Statement of Financial Accounting Standard (SFAS) No. 133

         In June 1998, SFAS No. 133-"Accounting for Derivative Instruments and Hedging Activities" was issued ("SFAS No. 133"). In June 1999, SFAS No. 137- "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" was issued which deferred the effective date of SFAS No. 133 to all fiscal quarters of fiscal years beginning after June 15, 2000. In June 2000, SFAS No. 138 was issued, which amended SFAS No. 133. These SFAS's require all derivatives to be measured at fair value and recognized as assets or liabilities on the balance sheet. Changes in the fair value of derivatives should be recognized in either net income or other comprehensive income, depending on the designated purpose of the derivative. We adopted SFAS No. 133, and the corresponding amendments of SFAS No. 138 on January 1, 2001, and such adoption did not have a material impact on our consolidated financial position, results of operations or cash flows.

         Emerging Issues Task Force (EITF) Issue No. 00-10

         In September 2000, the Emerging Issues Task Force reached a consensus in EITF Issue No. 00-10 "Accounting for Shipping and Handling Fees and Costs" and concluded that all amounts billed to a customer in a sale transaction related to shipping and handling represent revenues earned and should be classified as revenue. The EITF concluded that the costs incurred by the seller for shipping and handling should be classified as costs of sales and not deducted from shipping and handling revenues. The implementation date for the EITF was the fourth quarter of a registrant's fiscal year beginning after December 15, 1999. Accordingly, Formica adopted

EITF No. 00-10 in the fourth quarter of 2000, and has reclassified its financial statements for all periods presented to comply with the guidelines of the EITF Issue. These reclassifications did not have any effect on our operating income/(loss), EBITDA or net loss.

                                    BUSINESS

         Formica Corporation is one of the leading brand names in the decorative surfacing products market. "Decorative surfaces" are products that are used to finish a surface, which may be a wall, a cabinet, a countertop or a floor, and include everything from inexpensive vinyl flooring to marble countertops. We produce:

          o    high-pressure decorative laminates, our primary product

          o    solid surfacing materials, and

          o    laminate flooring

         We believe the Formica(R) brand name, which is recognized by many customers without prompting, contributes significantly to the sale of our products. For the years ended December 31, 2000 and 1999, our net sales were $773.7 million and $606.6 million, respectively, and Adjusted EBITDA, as defined under Selected Financial Data, was $78.7 million and $63.8 million, respectively.

         We market our products:

          o through an extensive network of domestic and international independent distributors and dealers as well as our own sales force

          o to major distributors, manufacturers of finished products, and to architects and designers who specify products for commercial and residential interiors

      Our History

         Formica was founded in 1913 and created the world's first decorative laminate in 1927. After several sales and an initial public offering, we were sold to FM Acquisition Corporation in a buyout led by Vincent Langone, David Schneider and Dillon Read & Co. in 1989. In January 1995, we were acquired by BTR Nylex Ltd., an Australian company and a subsidiary of BTR plc.

         In May 1998, our parent company, FM Holdings Inc., which we refer to as "Holdings", was bought by Laminates Acquisition Co., which we refer to as "Laminates", which was organized by DLJ Merchant Banking Partners II, L.P., affiliated funds and entities, which we refer as the "DLJ Merchant Banking Funds", three institutional investors, including CVC European Equity Partners, L.P. and CVC European Equity Partners (Jersey) L.P. and MMI Products L.L.C., and Messrs. Langone and Schneider. A fourth institutional investor, Euro Ventures PTE Ltd., acquired shares in August 2000.

         As a result, we are wholly-owned by Holdings, which in turn is wholly-owned by Laminates, which is owned by the DLJ Merchant Banking funds, the institutional investors and the management shareholders.

Competitive Strengths

          We possess a number of competitive strengths, including:

          o    Global Market Position

         We have extensive global manufacturing capabilities and are one of the largest producers of high-pressure laminate on a worldwide basis. We are the largest or the second largest seller of high-pressure laminate in major national markets including the United States, Canada, Brazil, the United Kingdom, France, Finland, Spain, Taiwan, Thailand and China, where our principal manufacturing facilities are located. The location of our manufacturing facilities and design centers and our worldwide distribution network enable us to respond effectively to our customers' delivery and design needs.

          o    Worldwide Brand Awareness

         We have an extremely high level of unprompted brand awareness and are one of the most specified brands of high-pressure laminate. The Formica(R) brand name, which represents superior design, quality and value, significantly contributes to our ability to attract the business of designers, architects, distributors and direct accounts.

          o    Established, Effective Distribution Channels

          We believe that we have one of the most extensive global distribution capabilities in the industry. Our distribution network includes independent distributor locations worldwide. Many distributors have sub-distributorship and dealer networks. As a result, our brand products are represented in thousands of locations worldwide. The effort of our domestic and international sales and architectural specification representatives, when combined with the sales force of our distributor network provides sales and marketing coverage in over 100 countries throughout the world.

          o    Acclaimed Design Leadership

         We have a history of technological leadership and innovation in product design. We maintain extensive design facilities and have consistently won design and new product development awards, including the 1996 Kitchen & Bath Product Innovator Award, the 1997 Visual Marketing & Store Design Reader's Choice Poll and the 1997 Green Product Award. In addition, our flooring product was awarded the 1997, 1998 and 1999 Dealer's Choice Award-Best Laminate Flooring Product, the 1997 Kitchen & Bath Business Product of the Year Award and the 1999 Platinum Award for Design Excellence. We design many of our own proprietary decorative papers and own exclusive rights to these designs. The strength of our reputation for innovative design is an important factor in our success in the commercial segment of the market.

          o    Diverse and Stable Customer Base

          We benefit from a diversified sales base:

          Geographically, we sell our products in over 100 countries and maintain a strong market position in the major markets of the Americas and Europe and are positioned for continued growth in Asia. In 2000, approximately 55% of our net sales were made in the Americas, with the balance principally in Europe and Asia. We believe that this diversification helps to mitigate the effect of regional economic cycles and changes in market conditions.

Industry Overview

         The decorative surfaces market encompasses high-pressure decorative laminates, wood, veneers, marble, granite, solid surfacing, tile, plastics, foils, papers, vinyls, acrylics, paint, wallpaper, wall and floor coverings, low-pressure laminates and other surfacing materials. While substitution exists across product categories, high-pressure laminate remains one of the primary products used in various horizontal and vertical surfacing applications, including kitchen and bathroom countertops, where durability is a critical consideration. High-pressure laminate products are used in a wide range of applications with other decorative surfacing products competing at the high and lower end of the markets. At the high end are decorative surfaces such as our Surell(R) and Fountainhead(R) solid surfacing products, E.I. DuPont de Nemour's ("DuPont") Corian(R) solid surfacing, granite, marble, tile and natural wood. The low end of the market includes low-pressure laminates, foil, papers and plastics, all of which are a low cost surfacing alternative for applications requiring lower durability.

          We estimate that the worldwide market for high-pressure laminate was approximately $3 billion in 2000, evenly distributed between (1) North America,
(2) Europe and (3) the rest of the world. The end-users of high-pressure laminate products generally fall into two market segments, residential and commercial, each of which has in recent years accounted for approximately 50% of the market. Both the residential and commercial new construction market and the remodeling/renovation market drive demand for high-pressure laminate products. The residential market is comprised of independent contractors and manufacturers of countertops, kitchen and bathroom cabinets and furniture. The commercial market includes fabricators, contractors and manufacturers whose primary business is the production of interiors (including store fixtures, furniture and wall paneling) used in airports, institutions, hospitals, schools, retail stores, hotels and office buildings.

Principal Products and Services

         Decorative laminates are used in a wide range of surfacing applications where durability, design, construction versatility and ease of maintenance are factors. Our principal products are high-pressure decorative laminates, solid surfacing material, marketed under the Formica(R) brand Surell(R), Fountainhead(R) and Soliq(R) trade names, and laminate flooring products, introduced in late 1996 under the Formica(R) brand name. We also manufacture and sell resins, industrial laminate, foils and printed papers and license our Formica(R) brand name and proprietary technology and know-how to third parties.

         High-Pressure Laminate. Our principal product, high-pressure laminate, is marketed under the Formica(R) brand name and the [Anvil F] mark. Invented in 1913 in Cincinnati by Herbert Faber and Daniel O' Conor, Formica was originally intended to serve as an electrical insulator. It was created as a replacement for mica which was then used for that purpose; hence the name, "for mica." In 1927, Formica began lithographing images onto sheets of their product and its decorative potential was discovered. In the 1930s, a melamine layer was added which gave Formica(R) brand laminates their legendary durability and ease of maintenance. World-renowned designers and architects began to recognize the potential uses of decorative laminate and specified it for Modernist and Art Deco interiors. Formica also has a long-established presence in Europe, having entered the market in 1947. Formica(R) brand products have been manufactured for many years in the United Kingdom (1947), Spain (1947) and France (1964). As a result of its long-standing presence in these markets, the Formica(R) brand name has exceptional customer recognition. Formica installed its first high-pressure laminate press in Taiwan in 1982. With Taiwan as the manufacturing base, geographical expansion into other markets throughout the years has made Formica one of the largest producers of high-pressure laminate in Asia. Formica began operating in China with a sales office in 1990 and through a joint venture in 1992, and has owned its own manufacturing and distribution sites there since 1996.

         High-pressure laminate is principally used in a wide range of commercial and residential surfacing applications where durability, design, construction versatility and ease of maintenance are important factors. Traditional residential applications include:

          o    kitchen cabinetry

          o    countertops and bathroom vanities

          o horizontal and vertical surfaces in kitchens, bathrooms, living rooms, family rooms, dining rooms and bedrooms

      The commercial applications include:

          o    work surfaces

          o    cabinetry

          o    furniture

          o    fixtures

          o    panels

          o    partitions

          o    counter tops and

          o interior walls, each of which have end-use applications in offices, computer centers, airports, hospitals, schools, restaurants, hotels, retail stores, ships, buses and railroad cars

         Our high-pressure laminate products compete with decorative laminates manufactured by other producers, as well as with other surfacing materials such as wood, veneers, marble, tile, plastics and foils. Competition is based principally on breadth of product line, design and appearance, product quality, functionality, marketing, technology, price and service. Over the past twenty years, less expensive, less durable low-pressure laminates have replaced high-pressure laminate for various applications. Nevertheless, the more durable high-pressure laminate still dominates the market for certain surfaces such as countertops and tables.

         Our high-pressure laminate offerings include both general-purpose products and premium products, which generally have higher profit margins.

         General Purpose High-Pressure Laminate. Our standard U.S. decorative line consists of numerous solid colors and patterns. Surface textures can range from very high gloss smooth surfaces to deeply textured surfaces and surfaces with other special design and performance features. These products are generally sold in sheet form in standard sizes that correspond to press sizes and vary from market to market.

         There is substantial overlap of these colors and patterns among our three principal regions, and we have an active new product harmonization program to conform regional product lines and reduce costs. There will continue to be regional differences in colors and patterns to meet local style differences.

         Premium High-Pressure Laminate Products. Formica's premium decorative laminate products have characteristics which make them particularly suitable for various specialized applications and generate higher profit margins than the standard line products. Premium decorative laminate products include our DecoMetal(R), which incorporates real metal foil on a laminate core giving the solid appearance of a metal plate or sheet, our Ligna(R) line, a multi-laminate veneer made with phenolic-backed real wood which replicates the grains of exotic woods, our Formations(R) collection and ColorCore(R) surfacing material, a solid "color-through" laminate, each of which are marketed for special end-use applications, such as office furniture, store fixtures, restaurant interiors, airports and custom-built kitchens. Premium high-pressure laminate products also include laminates for uses requiring fire-retardant materials such as shipbuilding and office interiors, textured laminates which are designed to look and feel like leather or slate and laminate static-free flooring used in computer centers.

         Solid Surfacing Products. Our solid surfacing products which are distributed under the Surell(R) , Fountainhead(R) and Soliq(R) trade names, are similar to DuPont's Corian(R) product, and are available in a selection of colors and granite-like patterns that run throughout the entire thickness of the product. The products can be fabricated for use in a variety of residential and commercial applications, such as kitchen and bathroom countertops including sinks, work surfaces, tabletops, commercial counters, vertical applications such as wall panels, partitions and tub surrounds, or produced in sheet form for work surfaces, countertops and other surface applications. One of the advantages of these products is that if scratched or gouged, the damage can be easily repaired by simply sanding down the surface to provide a new smooth surface. Solid surfacing products are more expensive than laminates but less expensive than other high-end materials such as marble, granite and high-end ceramic tile.

         Laminate Flooring. In late 1996, we introduced the Formica(R) brand laminate flooring product line in North America to compete in the market for laminate flooring. The product is produced in a variety of patterns and colors and is sold in both the new construction and renovation markets.

         Formica(R) flooring offers a virtually impermeable surface finish, which is resistant to wear, staining, moisture and impact. It is constructed from layers of direct pressure laminate sandwiching a high-density moisture-resistant fiberboard. Due to its durable surface and rich beauty, it is ideally suited for flooring in locations such as kitchens, bathrooms and family rooms.

         Formica(R) flooring is currently offered in a variety of patterns and colors, including wood grains, marble, granite, and rustic stone. All patterns are produced with a tongue and groove assembly system. Formica(R) flooring is applied as a "floating" floor and can be fitted over any sub-floor with a dry, clean and level surface. The flooring can often be laid directly over most existing floor covering such as linoleum or vinyl, using Formica brand 3-in-1 underlayment, which provides substantial cost savings to the consumer. Formica(R) flooring is manufactured in our dedicated facility in Algona, Washington.

         Other Products. In addition to expanding our presence in high-pressure decorative laminate product sales, we also acquired the following additional products as part of our acquisition of Perstorp Surface Materials in March 2000. The products include:

          o    Finished Foils and Printed Paper

             We offer one of the widest ranges of foils with high quality surface finishes and good flexibility, used for decorative surfaces in the furniture industry and for internal surfaces in buildings such as living rooms, bedrooms, etc. We produce finished foils with different weights to suit various applications depending upon design and surface properties.

          o    Industrial Laminates

             Our Brazilian subsidiary manufactures industrial (technical) laminates which are mainly used in the production of printed circuit boards, with large utilization in many markets segments, such as: consumer electronics (TVs, VCRs and audio equipment), computers, telecommunications, automotive electronics and automation devices for banking, commerce and industry.

Design Development

             Design is an important factor in the customer selection of decorative high-pressure laminate. New laminate designs are introduced periodically by us and our competitors. We consider ourselves an industry leader worldwide in decorative laminate design. Our design team works to anticipate market trends by observing leading indicators of design trends. We have consistently won numerous design and product awards worldwide. These awards include: the 1996 Kitchen & Bath Business' Product Innovator Award, the 1996 Gold Ink Award, the 1996 Graphic Arts Recognition Committee Award of Excellence, the 1997 Visual Merchandising & Store Design Reader's Choice Poll and the 1997 Green Product Award. Other awards include the Professional Builder's ADQ Award, the Kitchen & Bath Design News' ADQ Award, the 1997 Kitchen and Bath Business' Flooring Product of the Year Award, the 1997 Printing Industries of America Award and the 1999 Design Journal's Platinum ADEX Award, among others.

         Our efforts to refine the designs of our products have resulted in such products as the Formations(R) collection, Deco Metal(R), Ligna(R) and ColorCore(R), a solid "color-through" laminate. During the last several years, we introduced solid opaque laminates, granite-like solid surfacing materials and a number of other premium products.

         We have a history of innovation and leadership in product design. We believe that our reputation for innovative design is an important factor in our success in the commercial segment of the market. Beginning in 1995, however, we changed the emphasis of our design program by focusing on consumers, including the Design Center Program, rather than on those architects, contractors and designers who actually choose the product. Since our acquisition by Laminates, we have re-oriented our design program to once again focus on those product specifiers. Management believes that communication with the architectural and design community is essential to our sales efforts, particularly with respect to new product introductions.

Manufacturing Process

         The high-pressure laminate manufacturing process involves several major steps: resin manufacturing, paper treating, collation, pressing, trimming, sanding, packaging and shipping.

         The resins are manufactured to exact formulations and procedures. Samples are taken during resin manufacturing to identify any necessary production modifications and ensure that the resin is being made to the correct specifications.

         The paper rolls of untreated kraft paper or decorative surface paper are run through treaters where the paper is saturated by dipping it into the liquid resin and floated on air currents through an oven to dry it. As the product emerges from the machines, it is automatically cut and stacked or rewound on a core and moved into work-in-process inventory.

         Orders are entered into computers and then given to workers who pull the appropriate goods from the work-in-process inventory and transfer them to the collation line. The barrier, core and overlay sheets are then stacked in the order in which they will be sent to the multi-opening presses. These stacks of unfinished laminate are placed between stainless steel plates and moved into the press itself. The stainless steel plates can create surface textures ranging from very high gloss to deeply textured surfaces with special designs.

         Press size varies from 10 to 24 openings. Depending on the thickness of the product, one to 16 sheets of unfinished laminate can be placed in a press opening. Once the plates and the unfinished laminate are placed in the press, the press applies approximately 1,400 pounds per square inch of pressure and 300o F of heat. This process takes approximately 40 to 80 minutes. The laminates and plates are then removed from the press and the laminates are removed from between the plates. After the sheets are separated, they are sent through the trimming and sanding lines where the edges are removed and the backs are sanded. The laminate is visually inspected at this point and moved into finished goods inventory. The product is specifically packaged and then shipped to a warehouse until it is delivered to the customer.

Raw Materials

         High-pressure decorative laminates are produced from a few basic raw materials which include kraft paper, fine decorative papers and melamine and phenolic resins. The papers are impregnated with resins and placed between stainless steel plates in a multi-opening press and cured under pressure and elevated temperature. The number of paper laminations per sheet of laminate varies with the specific type of product being produced, but all have melamine resin on the surface to create a hard, durable surface. Surface textures can range from very high gloss smooth surfaces to deeply textured surfaces and surfaces with other special design and performance features. In addition to patents, we have proprietary technology and know-how in the design and manufacture of our products.

         Kraft papers are available globally from several major sources and many smaller producers. Fine papers are supplied by many producers in North America, Europe and Asia. Melamine, phenol and formaldehyde, the primary raw materials for resins, are global commodity chemicals available from many suppliers. We currently purchase these raw materials from various suppliers at market prices.

         We believe that we are one of the largest purchasers of these raw materials on a worldwide basis in the high-pressure laminate industry. We may, from time to time, enter into one-year or longer term contracts with suppliers when advantageous to us. We also acquire chemicals under exclusive arrangements from producers in connection with licensing technology from those producers.

Marketing, Distribution and Customers

         We believe our global distribution and dealer network, together with our extensive sales force and the Formica(R) brand name and [Anvil F] mark, are major marketing strengths and key elements to our success. In addition, we believe that none of our competitors have the brand recognition of the Formica(R) brand name.

         Our products are sold through distributors of wholesale building materials, distributors of products for the cabinet industry and directly to original equipment manufacturers for both residential and commercial uses.

         Our distribution network includes independent distributor locations worldwide. Many distributors have sub-distributorship and dealer networks. As a result, our brand products are represented in thousands of locations worldwide. The effort of our domestic and international sales and architectural specifications representatives, when combined with the sales force of our distributor network, provide sales and marketing coverage in over 100 countries throughout the world. Our architectural sales force calls directly on architects, designers and specifiers on a full-time basis. Our sales representatives market our products directly to end-users and work with distributors by monitoring distributors' inventories, calling on customers, architects and designers with the distributor's sales representatives and assisting distributors in the development of advertising and promotional campaigns and materials and the introduction of products.

         Generally, our distributorship sales are made by distributors that exclusively carry our brand of high-pressure laminate. The typical distributor also sells some or all of the following: other surfacing material, adhesives, cabinetry, flooring material, particleboard, cabinet hardware and other related architectural and building materials. We consider our distribution network to be an important vehicle for the introduction of new products we may develop or distribute in the future.

         Sales in the commercial market are heavily influenced by the specifications of architects and designers. In addition to our regular sales force, a specification sales force calls exclusively on architects and designers.

         Our order backlog is not significant due to our ability to respond adequately to customer requests for product shipments. Generally, our products are manufactured from raw materials in stock and are delivered to our customers within one to thirty days from receipt of the order, depending on customer delivery specifications.

         We have no significant long-term contracts for the distribution of our products. For the year ended December 31, 2000, no customer or affiliated group of customers accounted for as much as 10% of our consolidated net sales.

Manufacturing Facilities

         We manufacture and distribute products on a global basis with twenty manufacturing facilities located in the United States, Canada, Brazil, the United Kingdom, France, Finland, Spain, Germany, Thailand, Taiwan and China, and a 50% interest in a joint venture manufacturing plant in Germany that produces specialized metallic surfaced laminate products. These multiple manufacturing locations around the world enable us to reduce delivery times, freight costs and duties that we would otherwise encounter.

         In general, each manufacturing facility produces a standard product line for its geographic market and produces one or more specialty products which may be sold in its market or exported to other markets. This allocation of production responsibility is designed to insure prompt delivery to customers of our standard product lines and economies of scale in the production of our premium products. In addition, certain of our specialty products have been developed in response to regional design preferences.

         Our manufacturing facilities normally operate either on a five, six or seven day a week schedule. Periodically, we operate on an overtime basis to satisfy customer requirements during periods of peak demand. Generally, each facility is shut down from one to four weeks annually for maintenance, refurbishment and traditional vacation periods.

         Our North American operations are headquartered in Evendale, Ohio (near Cincinnati), which is also the site of an high-pressure laminate manufacturing plant. We also manufacture high-pressure laminate in Rocklin, California (near Sacramento) and St. Jean, Quebec, Canada (near Montreal). Solid surfacing is manufactured in Odenton, Maryland. High-pressure laminate samples, which are produced in large quantities for marketing purposes, are produced at a facility in Indianapolis, Indiana. Laminate flooring is manufactured in Algona, Washington (near Seattle). Certain products, such as Ligna(R), are manufactured by third parties and sold under our brand name through our distribution system. We have distribution centers in Evendale, Ohio; Rocklin, California; Dallas, Texas; Ft. Lauderdale, Florida; Mt. Bethel, Pennsylvania; Atlanta, Georgia; St. Jean, Quebec, Canada; Vancouver, British

Columbia, Canada; San Juan, Puerto Rico and Mexico City, Mexico. In May 2000, we closed our Mt. Bethel, Pennsylvania manufacturing facility, and transferred the manufacturing operations to the Odenton, Maryland facility.

         Our European headquarters and United Kingdom operations are based in North Shields, United Kingdom (near Newcastle), which is also the site of an high-pressure laminate manufacturing plant. The Spanish subsidiary is headquartered at its production facilities in Bilbao, Spain. The French subsidiary is based in Lognes, France (near Paris), and we have a high-pressure laminate plant in Quillan, France. Our Homapal joint venture (which manufactures metallic laminates) is based in Herzberg Am Harz, Germany. We also manufacture our own steel press plates in La Plaine, France.

         Our operations in Asia are headquartered in Taipei, Taiwan. Our largest plant in Asia is located in Hsinfeng, which is near Taipei. We also have a manufacturing plant in Shanghai, China and a separate marketing joint venture in Shanghai.

         As part of our acquisition of Perstorp Surface Materials, we acquired manufacturing facilities located in Kolho, Finland; Aycliffe and Christchurch, England; Valencia, Spain; Bangkok, Thailand; Sao Bernardo do Campo and Embu, Brazil; and Burstadt, Germany.

Competition

         Our products compete around the world with high-pressure decorative laminates, as well as with wood, veneers, marble, granite, solid surfacing, tile, plastics, foils, papers, vinyls, acrylics, paint, wallpaper, wall and floor coverings, low-pressure laminates and other surfacing materials. In recent years, there has been substitution of other products for high-pressure laminate, with substitution of solid surfacing at the high end, and substitution of low-pressure laminates at the low end particularly among North American manufacturers of cabinets, inexpensive furniture and store fixtures. Competition is based principally on breadth of product line, product quality, marketing, technology, price and service. We compete in a number of geographic markets and our success in each of these markets is influenced by those factors. Many of our competitors are owned by larger enterprises and may have greater assets or resources than us. However, we believe that we are one of the largest producers of high-pressure laminate on a worldwide basis. We also believe that we are the largest or second largest producer of high-pressure laminate in various national markets, including the United States, Canada, Brazil, the United Kingdom, France, Finland, Spain, Taiwan, Thailand and China. In many other national markets, we enjoy a smaller but nonetheless significant market position. In the North American high-pressure laminate market, our principal competitor is Wilsonart International, a subsidiary of Illinois Tool Works, Inc. In the solid surfacing market, DuPont is the largest competitor, and Pergo Flooring is largest in the laminate flooring market.

Research and Development

         Technical support to our business is organized on a worldwide basis. The major part of our research program, which involves the development of new applications for existing products, new products and process improvements, is carried out by the research and development departments located in the United States. Technical groups located at each plant also participate in the overall program and work on smaller projects under the direction of our research director. For the year ended December 31, 2000, we incurred approximately $2.6 million of research and development expense.

International Operations

         Our foreign operations are subject to the usual risks that may affect such operations. These include, among other things, exchange controls, currency restrictions and fluctuations, changes in local economic conditions, unsettled political conditions, local laws concerning repatriation of profits and other factors normally associated with multinational operations. Most of the identifiable assets associated with our foreign operations are located in countries where we believe such risks to be minimal.

         Our net sales from international operations to third parties accounted for approximately 45%, 44% and 57% of total net sales of our products for the years ended December 31, 1998, 1999 and 2000, respectively. The increase in sales from international operations in 2000 is primarily the result of the Perstorp Surface Materials AB acquisition. We have manufacturing subsidiaries located in the United Kingdom, France, Spain, Finland, Brazil, Canada, Taiwan, Thailand and China and a 50% interest in a German joint venture. Our principal international markets are located in Europe, Asia, Brazil, Canada and Mexico. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 13 of the accompanying consolidated financial statements for information concerning our business by geographic area.

Environmental Matters

         See Note 15-Commitments and Contigencies to the accompanying consolidated financial statements for a discussion of certain environmental matters. There can be no assurances that we will not become involved in future proceedings, litigation or investigations, that such Superfund or other environmental liabilities will not be material or that indemnification pursuant to such indemnification rights will otherwise be available.

Patents, Trademarks and Licenses

         We own patents and possess proprietary information relating to our products and processes. We believe that the loss of any of our patents would not have a material adverse effect on our business.

         Trademarks are important to our business and licensing activities. We have a vigorous program of trademark enforcement to prevent the unauthorized use of our trademarks, to strengthen the value of our trademarks and to improve our image and customer goodwill. We believe that the Formica(R) trademark and the [Anvil F] mark are our most significant trademarks. In addition to registration in the United States, those trademarks are registered in over 100 countries. We have granted a perpetual, royalty-free license to the Formica(R) tradename or trademark to CSR Limited in Australia and New Zealand and to laminate producers in India, South Africa and much of South America. The ColorCore(R), Surell(R) , Fountainhead(R) and Soliq(R) trademarks are registered in the United States and several other countries. The STEL(R) trademark is registered in the United States. Additionally, we have numerous other registered trademarks, trade names and logos, both in the United States and abroad. We believe that our material trademarks are well protected in all of the major markets in which we do business. However, effective trademark protection may not be available in every country in which our products are available.

         Historically, we have had a selective copyright portfolio of patterns and designs. Other designs used in our laminates were owned by the decorative paper manufacturer. In more recent years, we have increasingly created our own proprietary designs, many of which are protected by copyright.

         We believe that numerous opportunities exist to license our internationally recognized Formica trademark and the [Anvil F] mark and our proprietary technology and know-how. We have existing licensing arrangements for our trademarks and, in some cases, our proprietary technology, with manufacturers of adhesives and household cleaning products.

Employees

         As of December 31, 2000, we had approximately 5,400 employees. In the United States, approximately 1,200 of our employees are covered by collective bargaining agreements that expire in the years 2002, 2003 and 2005. Of the approximately 3,700 employees in our international operations, a majority are represented by a variety of local unions. We consider our employee relations to be satisfactory.
Properties

         The location and general description of the principal properties owned or leased by us (or by our German joint venture) are set forth in the table below:

     Location                   Principal Function               Square Feet
------------------------        -----------------------          ---------------
Warren, New Jersey              World-wide Headquarters            15,000 Leased
Atlanta, Georgia                Distribution Center               100,000 Leased
Dallas, Texas                   Distribution Center                82,000 Leased
Evendale, Ohio                  Manufacturing Plant
                                  and Subsidiary Headquarters   1,000,000 Owned
Ft. Lauderdale, Florida         Distribution Center                64,000 Leased
Indianapolis, Indiana           Samples Facility                   54,000 Leased
Mt. Bethel, Pennsylvania        Distribution Center               100,000 Owned
Odenton, Maryland               Manufacturing Plant               362,500 Owned
Rocklin, California             Manufacturing Plant               350,000 Owned
Algona, Washington              Manufacturing Plant               106,000 Leased
St. Jean, Quebec, Canada        Manufacturing Plant               360,000 Owned
Sao Bernardo do Campo, Brazil   Manufacturing Plant               281,000 Owned
Embu, Brazil                    Manufacturing Plant                44,100 Leased
Mexico City, Mexico             Distribution Center                38,000 Leased
Shanghai, China                 Manufacturing Plant               340,000 Owned
North Shields, England          Manufacturing Plant and
                                  Subsidiary Headquarters          560,000 Owned
Aycliffe, England               Manufacturing Plant                291,600 Owned
Christchurch, England           Manufacturing Plant                89,300 Leased
LaPlaine, France                Manufacturing Plant                25,000 Owned
Lognes, France                  Subsidiary Headquarters            69,000 Leased
Quillan, France                 Manufacturing Plant               240,000 Owned
St. Avold, France               Distribution Center               107,600 Leased
Herzberg Am Harz, Germany       Manufacturing Plant and
                                  Joint Venture Headquarters      110,000 Leased
Burstadt, Germany               Manufacturing Plant               161,400 Owned
Bilbao, Spain                   Manufacturing Plant and
                                  Subsidiary Headquarters         360,000 Owned
Valencia, Spain                 Manufacturing Plant               199,100 Owned
Kolho, Finland                  Manufacturing Plant               121,600 Owned
Perstorp, Sweden                Distribution Center               86,100 Leased
Bangkok, Thailand               Manufacturing Plant                80,700 Owned
Hsinfeng, Taiwan                Manufacturing Plant               150,000 Owned
Taipei, Taiwan                  Subsidiary Headquarters            15,000 Leased

         We believe that our properties are suitable and adequate for our present needs. We also believe that we have sufficient manufacturing and distribution capacity for our present and foreseeable needs. Pursuant to the credit facility, the Rocklin, California, Evendale, Ohio and Odenton, Maryland facilities are subject to liens as security for the obligations of our company and its subsidiaries thereunder. One of the Mt. Bethel, Pennsylvania properties is subject to a lien related to an installment sale arrangement for the facility with a local industrial development authority and the Hsingfeng, Taiwan facility is subject to a lien pursuant to a credit agreement in Taiwan.

         In May 2000, we closed our Mt. Bethel, Pennsylvania manufacturing facility, and transferred the manufacturing operations to the Odenton, Maryland facility.

         The leases for our leased properties will expire from 2001 through 2009, and the German joint venture has an annual lease that expires each December 31, unless renewed. We are confident that we will be able to negotiate renewals of our current leases with reasonable terms.

Legal Proceedings

         See Note 15 - Commitments and Contingencies to the accompanying consolidated financial statements for a discussion of certain litigation. Other than as described in such note and as described under "Item 1 - Environmental Matters," there are no legal proceedings to which we are a party, other than ordinary routine litigation incidental to our business, which are otherwise material to our business or financial condition.

         On April 5, 1999, Formica received a subpoena covering the period from January 1, 1994 until April 1, 1999 from a federal grand jury in connection with an investigation into possible antitrust violations in the United States market for high-pressure laminate. Formica has produced documents and provided other information in response to the subpoena, and a number of present or former Formica employees have appeared for testimony before the grand jury or have been interviewed by the staff of the Antitrust Division of the U.S. Department of Justice in connection with the investigation. Formica intends to continue its cooperation with the investigation. Formica is unable to determine at this time if this matter will have any effect on its financial position, results of operations or cash flows.

         Manufacturers of high-pressure laminate, including Formica Corporation, have been named as defendants in purported class action complaints filed in federal and certain state courts. The complaints, which all make similar allegations, allege that high-pressure laminate manufacturers in the United States engaged in a contract, combination or conspiracy in restraint of trade in violation of state and federal antitrust laws and seek damages of an unspecified amount. The actions remain in their early stages. Formica Corporation intends to defend vigorously against the allegations of the complaints.

                                   MANAGEMENT

         The following table sets forth certain information concerning the directors and executive officers of Formica. Each director of Formica also serves as a director of Holdings and Laminates.

               Name                  Age             Office

Vincent P. Langone................   58    Director, Chairman, President and
                                             Chief Executive Officer
David T. Schneider................   51    Vice President, Chief Financial
                                             Officer and Secretary
William Adams.....................   49    Director, Executive Vice President
                                             & President of International
Steve Kuo.........................   46    President, Asian Operations
Jean Pierre Clement...............   57    President, Solid Surfacing Operations
R. Eugene Cartledge...............   71    Director
Thompson Dean.....................   41    Director
Peter T. Grauer...................   54    Director
David Y. Howe.....................   35    Director
Alexander Donald Mackenzie........   42    Director


          Vincent P. Langone has been Director, Chairman, President and Chief Executive Officer since May 1998. From 1995 until 1997, Mr. Langone was a principal of Interbuild International, Inc. Mr. Langone was previously named President and Chief Operating Officer of Formica Corporation in 1985 when Formica became independent and privately held through a management-led leveraged buyout in which he was a principal participant and investor. After taking Formica public in 1987, Mr. Langone was appointed Chief Executive Officer in 1988. In 1989, Mr. Langone organized a group of investors led by Dillon, Read & Co. and Formica was again taken private. Under the new structure he assumed the additional role of Chairman. Mr. Langone currently serves as a director of United Retail Group and Brand Scaffolding Services.

         David T. Schneider has been Vice President, Chief Financial Officer and Secretary since May 1998. From 1995 until 1997, Mr. Schneider was a principal of Interbuild International, Inc. Mr. Schneider previously joined Formica Corporation in 1986 as North American Controller following a management-led leveraged buyout from American Cyanamid Company in 1985. He was appointed Corporate Controller in 1987 and named Vice President and Chief Financial Officer of Formica in 1989.

          William Adams is Executive Vice President of Formica Corporation and President of International Operations. In December 2000, Mr. Adams was elected as a member of Formica Corporation's Board of Directors. He joined Formica Corporation in 1968. He has held various positions in Formica involving the following functions: research and development, yield improvement, warehousing, distribution, planning and production.

         Steve Kuo is President of Formica's Asian operations. He joined Formica Corporation in March 1985 in sales and marketing and later served as General Manager of North and East China. He was promoted to his present position in December 1997.

          Jean Pierre Clement is President of Formica's Solid Surfacing Operations. Mr. Clement has held various senior management positions within Formica in France, Canada and the United States over his 30-year tenure with the Company.

          R. Eugene Cartledge has been a director of Formica since
September 2000. Mr. Cartledge was the Chairman of the Board of Savannah Foods & Industries, Inc. from April 1996 until December 1997. He was Chairman of the Board and Chief Executive Officer of Union Camp Corporation from January 1986 until his retirement in June 1994. Mr. Cartledge is also a director of Delta Air Lines, Inc., Chase Brass Industries, Inc., Sunoco, Inc., and UCAR International Inc.

          Thompson Dean has been a director of Formica since May 1998. Mr. Dean has been the Managing Partner of DLJ Merchant Banking, Inc., since November 1996. Previously, Mr. Dean was a Managing Director of DLJ Merchant Banking Inc. and its predecessor since January 1992. Mr. Dean serves as a director of Commvault Inc., Von Hoffman Corporation, Manufacturer's Services Limited, Phase Metrics, Inc.,

AKI Holdings Corporation, Amatek Ltd., DeCrane Aircraft Holdings Inc., Mueller Group, Inc., Charles River Laboratories, Inc. and Insilco Holding Co.

          Peter T. Grauer has been a director of Formica since May 1998 and a Managing Director of DLJ Merchant Banking Inc. and its predecessor since September 1992. Mr. Grauer serves as a director of Doane Pet Care Company, Co., Total Renal Care Holdings, Inc., DecisionOne Holdings Corp., Bloomberg, Inc. and Thermadyne Holdings Corporation.

          David Y. Howe has been a director of Formica since May 1998 and a Vice President of Citicorp Venture Capital, Ltd. since 1993. Mr. Howe serves as a director of Aetna Industries, Inc., American Italian Pasta Company, Insilco Holding Co., IPC Information Systems, Inc., Pen-Tab Industries, Inc. and several private companies.

          A. Donald Mackenzie has been a director of Formica since May 1998 and a Managing Director of CVC Capital Partners Limited since 1993. Previously, he was a director of Citicorp Venture Capital Ltd. Mr. Mackenzie serves as a director of Hamleys Plc and Hozelock Group Plc.

Executive Compensation


                                                                              Restricted    Securities
                                                               Other Annual     Stock        Underlying    LTIP       All Other
                                          Salary      Bonus    Compensation    Award(s)     Options/SA   Payouts   Compensation
Name and Principal Position                ($)         ($)          ($)        ($) (2)        Rs   (#)     ($)         ($)
----------------------------            --------    --------    -----------   ----------    -----------  -------   --------------
Vincent P. Langone              2000    $622,500    $825,000       --           --             --           --       $  53,048
    Director, Chairman,         1999    $600,000    $600,000       --           --             --           --       $  52,065
    President, and C.E.O.       1998    $400,000        --         --           --             --           --       $ 428,649 (1)

David T. Schneider              2000    $311,250    $412,000       --           --             --           --       $   6,788
    Vice-President, C.F.O.,     1999    $300,000    $300,000       --           --             --           --       $   6,421
    and Secretary               1998    $200,000        --         --           --             --           --       $ 134,153 (1)

William Adams                   2000    $226,740    $267,000       --           --             --           --       $  13,774
    Director, Executive Vice    1999    $194,218    $201,126       --           --             --           --       $   1,585
  President & President,        1998    $198,020    $198,020       --           --             --           --            --
  International  Operations

Steve Kuo                       2000    $135,860    $  63,354      --           --             --           --       $  24,100
    President, Asia             1999    $119,595    $  35,389      --           --             --           --       $   9,592
                                1998    $106,750    $  34,747      --           --             --           --            --

Jean Pierre Clement             2000    $180,750    $  50,000      --           --             --           --       $  34,000
    President-Solid Surfacing   1999    $168,000    $  10,000      --           --             --           --            --
                                1998        --           --        --           --             --           --            --

(1) Amounts principally represent payment for transaction fees--see "Employment Agreements."

(2) Messrs. Langone and Schneider purchased 104,769 and 15,715 shares of restricted stock respectively, at $1.00 per share on April 30, 1998 and purchased 70,773 and 10,619 shares of restricted stock respectively, at $1.00 per share on March 30, 2000. The purchase price of those shares reflects the fair market value of those shares, as of that date and therefore those shares are not reported as "compensation."


Employee Retirement Plan

         We maintain the Formica Corporation Employee Retirement Plan, a non-contributory defined benefit plan for United States employees. The retirement plan was amended and restated as of January 1, 1996, and amended again in February 1998. A second amendment to the Formica Corporation Employee Retirement Plan, effective July 1, 2000, which amends the list of eligible employees that may participate and prevents any employees hired after July 1, 2000 from participating, as well as certain other employees subject to collective bargaining or other plans. Pension benefits are determined based upon a career average pay formula. The annual pension benefit to which a salaried employee is entitled, under the plan, at the normal retirement date, which is age 65 after five years of service, is an amount equal to the sum of:

     (A) (1) 1.5 percent of earnings for each year of service, plus (2) 1.5 percent of earnings for each partial year of service to date of termination, if termination is effective other than at year end plus

     (B) the accrued benefit as of June 30, 1992 determined as being the greater of (1) the benefit accrued under the retirement plan then in effect or (2) 1.5 percent of the five year average annual earnings multiplied by years of service as of June 30, 1992

         The retirement plan formula calculates annual pension amounts on a single-life annuity basis.

         The Internal Revenue Code of 1986, as amended, limits the annual amount payable to an individual under a tax qualified pension plan to $140,000, as adjusted for cost of living increases, and places limitations upon amounts payable to some individuals. The Code also limits the amount of annual compensation that may be taken into account by a plan to $170,000, as adjusted for cost of living increases.

         Messrs. Langone and Schneider are the only two named executive officers who participate in our retirement plan. Estimated annual benefits payable upon retirement under the retirement plan to Messrs. Langone and Schneider are $79,950 and $73,491 assuming current Code limitations, no change in present salary and continued employment to retirement at age 65. For each of Messrs. Langone and Schneider, the amount of that benefit attributable to employment with Formica prior to or during 1998 would be $56,138 and $33,316, respectively, and the amount of that benefit attributable to employment with Formica after 1998 would be $23,812 and $40,175. As discussed below, the amount of that benefit attributable to employment with Formica after 1998 will be applied to offset benefits to which Messrs. Langone and Schneider would be entitled under our supplemental retirement plan. Mr. Langone was previously employed by American Cyanamid, Formica's former parent, and, therefore, his benefits would be reduced by any amounts payable under the American Cyanamid retirement plan.

Supplemental Executive Retirement Plan

         The following table shows the estimated annual benefits payable upon retirement to participants in our Supplemental Executive Retirement Plan.

--------------------------------------------------------------------------------
                                      Estimated Annual Retirement Benefits
--------------------------------------------------------------------------------
                                             Years of Service
--------------------------      -----------------------------------------------
Final Average Compensation          5           10           15          20
--------------------------      --------     --------     --------    ---------
                 $ 200,000      $ 75,000     $150,000     $225,000    $300,000
                   225,000        84,375      168,750      253,125     337,500
                   250,000        93,750      187,500      281,250     375,000
                   300,000       112,500      225,000      337,500     450,000
                   400,000       150,000      300,000      450,000     500,000
                   450,000       168,750      337,500      500,000     500,000
                   500,000       187,500      375,000      500,000     500,000
                   600,000       225,000      450,000      500,000     500,000
                   700,000       362,500      500,000      500,000     500,000
                   800,000       300,000      500,000      500,000     500,000
                   900,000       337,500      500,000      500,000     500,000
                 1,000,000       375,000      500,000      500,000     500,000

         The unfunded Supplemental Executive Retirement Plan provides additional annual retirement benefits equal to, for a participant who has completed less than 25 years of service with Formica, the product of

          (1) 7.5% of the highest amount obtained by averaging a participant's total cash compensation paid for the lesser of :

               (A)  any 3, or

               (B)  all, calendar years of employment with Formica after 1997 multiplied by

          (2)  the participant's years of service with Formica after 1997.

         The supplemental plan provides additional annual retirement benefits equal to, for a participant who has completed at least 25 years of service with Formica, 60% of his average earnings as determined above. The maximum annual retirement benefit payable under the supplemental plan, prior to any offset, shall be $500,000. No separate accounts are maintained under the supplemental plan.

         The benefit amounts set forth in the table above are subject to reduction for social security benefits, pension benefits payable under our employee retirement plan for which accrual is attributable to employment with Formica after 1997 and the value of benefits under our employee savings plan.

         The benefit amounts set forth in the table above are contingent upon a participant's retirement on or after age 65, or if a participant's combined age and service with Formica total 65, a participant's retirement on or after age
62. Notwithstanding the foregoing, a participant may be eligible for benefits under the plan if the participant retires early on or after age 60 and has completed 5 years of service with Formica. In that case, a participant shall be entitled to receive the retirement benefits calculated as described above reduced by 1/4 of 1% for each month by which the participant's early retirement date precedes his normal retirement date.

         During the year ended December 31, 2000, Messrs. Langone and Schneider were the only two participants in the supplemental plan. Each of Messrs. Langone and Schneider currently is credited with 2 years of service for purposes of benefit accrual under the supplemental plan. Under their employment agreements, upon a termination without cause, for good reason including a change of control of Formica, or upon disability, each of Messrs. Langone and Schneider will be entitled to fully vested benefits under the supplemental plan paid in lump sum, adding two years to their credited years of service for purposes of computing benefits.

Formica Limited 1998 Pension Scheme

         The following table shows the estimated annual benefits payable upon retirement to participants in the Formica Limited 1998 Pension Scheme.

--------------------------------------------------------------------------------
                      Estimated Annual Retirement Benefits
--------------------------------------------------------------------------------
                                              Years of Service
--------------------------      -----------------------------------------------
Final Average Compensation         15           20           25          30
--------------------------      --------     --------     --------    ---------
                  $150,000      $ 37,508     $ 50,010     $ 62,513    $ 75,015
                   175,000        43,759       58,450       72,931      87,518
                   200,000        50,010       66,680       83,350     100,020
                   250,000        62,513       83,350      104,188     125,025
                   300,000        75,015      100,020      125,025     150,030
                   400,000       100,020      133,360      166,700     200,040
                   450,000       112,523      150,300      187,538     225,045
                   500,000       125,025      166,700      208,375     250,050
                   600,000       150,030      200,040      250,050     300,060

         Mr. Adams is the only named executive officer who participated in the U.K. pension plan, which is a final salary defined benefit scheme. The amount of the pension to which any participant may be entitled under the scheme is based upon final pensionable earnings, which is a participant's highest annual earnings from the last five years prior to termination. For purposes of determining pension, earnings include basic pay, shift premium and overtime pay (excluding bonus).

         The U.K. pension plan provides annual retirement benefits equal to the product of the retirement percentage and final pensionable earnings. The retirement percentage equals 1.667% multiplied by years of service up to a maximum of 66.67%.

         Participants may be eligible to elect to receive a portion of their pension in a lump sum upon retirement subject to limitations by the United Kingdom Inland Revenue. Employees are required to contribute to the funding of the pension scheme at a rate of 5% of earnings, less a deduction of (pound)3,328.

         The benefit amounts set forth in the table above are contingent upon a participant's retirement after age 60. If a participant retires before age 60 but no earlier than age 50, the participant shall be eligible to receive the retirements calculated as described above reduced by 5% for every year the participant retires earlier than age 60. If a participant retires earlier than age 50, the participant shall not receive benefits under the U.K. scheme.

Employee Retirement Plan of Formica Taiwan Corporation

         Mr. Kuo is the only named executive officer who participates in the retirement plan covering Taiwanese employees. Under the Taiwanese plan, for service following 1984, employees are entitled to lump sum retirement benefits equal to the sum of (1) two month's average pay for each year of service up to fifteen years of service and (2) one month's average pay for each year of service thereafter, up to a total maximum of 45 months, subject to 20% increase if retirement is due to disability caused in performance of duties to Formica. Average pay shall be calculated at retirement in accordance with the Taiwanese Labor Standards law.

         A participant is eligible for those retirement benefits upon voluntary or mandatory retirement. A person is eligible for voluntary retirement if (1) he or she has worked with Formica Taiwan for a period of not less than fifteen years and has reached the age of fifty-five for a male employee or fifty for a female employee or (2) he or she has worked with Formica Taiwan for a period of not less than twenty-five years. Formica Taiwan may require an employee to mandatorily retire if he or she has reached the age of sixty or he or she is mentally or physically disabled and thus incompetent to perform his or her job.

Formica S.A. (France) 1989 Pension Scheme

         Mr. Clement is the only named executive officer who participated in the French pension scheme which is a final salary defined benefit scheme. The French scheme provides supplementary benefits based on the number of year's service and the final salary. The amount of the pension to which any participant may be entitled under the scheme is based upon final pensionable earnings, which is a participant's highest annual earnings from the last five years prior to termination. For purposes of determining pension, earnings include basic pay, shift premium and overtime pay (excluding bonus).

          Mr. Clement's pension is comprised of two parts: a government benefit and a supplementary benefit from the Formica France Pension Plan. The French government provides a maximum pension of 88,200FF per annum (at 60 or 65 years old) provided the participant has 40 years of service.

         Participants are not eligible to elect to receive their pension in a lump sum upon retirement. Employees are not required to contribute to the funding of the pension scheme. Formica France contributes 200,000FF per annum in total for Mr. Clement; 20,000FF per annum to the government for the government pension and 180,000FF per annum to the Formica France Pension Plan.

The 1998 Restricted Stock Plan

         On April 30, 1998, the board of directors and shareholders of Laminates approved and adopted the Laminates Management Restricted Stock Program. The plan authorizes purchases by eligible employees of Laminates and its subsidiaries, selected at the discretion of the committee referred to below, of restricted shares of common stock of Laminates. Any shares of restricted stock purchased under the plan are subject to forfeiture upon the participating employee's termination of employment with Laminates or any of its subsidiaries until those shares have vested in accordance with the terms described below. The only employees who have participated in the plan to date are Messrs. Langone and Schneider.

         Administration. The plan is administered by a committee of our board of directors established by the board in a manner which complies with Rule 16b-3 under the Exchange Act and Section 162(m) of the Code, to the extent compliance is necessary, or if no committee has been established, by the board.

          Number of Authorized Shares. Shares issuable under the plan may include shares of authorized but unissued or reacquired common stock.

         The number of shares which may be issued under the plan was 157,153 subject to adjustments upon the occurrence of various events and as follows. As of December 31, 2000, 201,876 shares have been allocated to and purchased by Messrs. Langone and Schneider, 20,766 shares have been allocated to and purchased by other management employees under the 1998 and 1999 stock plans, and 15,903 shares are available under the plan for future purchase. Subject to various exceptions, upon the issuance by Laminates of additional equity following the effectiveness of the acquisition, additional shares will be available under the plan equal to from 12.5% to 5.5% of the additional common stock issued, depending upon the amount and timing of the issuance.

         Purchase Price. Unless otherwise determined by the committee, the price at which each share of restricted stock may be purchased under the plan shall be the fair market value of a share of common stock on the date of purchase.

         Vesting. Each restricted share will vest in accordance with the terms of the applicable purchase agreement between Laminates and the participating employee. 60% of the shares currently issued under the plan will be subject to time-based vesting and 40% of the shares issued under the plan are subject to performance-based vesting. The time-based shares vest on a five year schedule, 20% on each anniversary of purchase, and the performance-based shares vest on a five year schedule provided that EBITDA targets are met. The issued time-based shares vest upon termination of a participating employee's employment due to death, disability, without cause or for good reason and upon a change of control of Laminates and the issued performance-based shares vest upon a change of control of Laminates occurring within 20 months of the effectiveness of the acquisition, and thereafter only if investment return targets are met.

         Puts and Calls. The restricted stock is subject to repurchase by Laminates upon any termination of employment by the employee and of sale by the employee upon termination of employment other than for cause or by the employee without good reason. The applicable purchase price is set forth in the purchase agreement with respect to the shares.

         Amendment and Termination. The board may amend, alter, suspend, discontinue or terminate the plan or any portion thereof at any time, provided however, that the shareholders of Laminates shall be required to approve any amendment if the approval is necessary to comply with any tax or regulatory requirements.

The 1999 Stock Plan

         On March 18, 1999, the board of directors of Laminates approved and adopted the Laminates 1999 Stock Plan. The plan authorizes purchases by eligible employees of Laminates and its subsidiaries, selected at the discretion of the committee referred to below, of shares of preferred stock, shares of common stock, and restricted shares of common stock of Laminates. Any shares of restricted stock purchased under the plan are subject to repurchase by Laminates at the purchase price upon the participating employee's termination of employment with Laminates or any of its subsidiaries until those shares have vested in accordance with the terms described below.

         Administration. The plan is administered by a committee of our board of directors established by the board in a manner which complies with Rule 16b-3 under the Exchange Act and Section 162(m) of the Code, to the extent compliance is necessary, or if no committee has been established, by the board.

          Number of Authorized Shares. Shares issuable under the plan may include shares of authorized but unissued or reacquired common stock.

         The number of preferred shares which may be issued under the plan is 15,401 and the number of common shares is 55,004, including 36,669 shares of restricted stock available for future purchase under the 1998 Restricted Stock Plan. As of December 31, 2000, 7,791 preferred shares and 30,041 common shares, including 20,766 restricted shares, have been purchased by management employees other than Messrs. Langone and Schneider.

         Purchase Price. Unless otherwise determined by the committee, the price at which each share of preferred and common stock may be purchased under the plan shall be the fair market value of a share of stock on the date of purchase.

         Vesting. Each restricted share will vest in accordance with the terms of the applicable purchase agreement between Laminates and the participating employee. 50% of the shares currently issued under the plan will be subject to time-based vesting and 50% of the shares issued under the plan are subject to performance-based vesting. The time-based shares vest on a five year schedule, 20% on each anniversary of purchase, and the performance-based shares vest on a five year schedule provided that EBITDA targets are met.

         Puts and Calls. The preferred and common stock is subject to repurchase by Laminates upon any termination of employment by the employee. The applicable purchase price is set forth in the purchase agreement with respect to the shares.

         Amendment and Termination. The board may amend, alter, suspend, discontinue or terminate the plan or any portion thereof at any time, provided however, that the shareholders of Laminates shall be required to approve any amendment if the approval is necessary to comply with any tax or regulatory requirements.

Employment Agreements

         Vincent Langone and David Schneider. Messrs. Langone and Schneider have entered into employment agreements with Laminates on the following terms, effective as of April 30, 1998. The employment agreements have a duration of three years from their effectiveness subject to automatic extensions for one year periods on their second and each subsequent anniversary, absent notice of non-renewal by either party. The employment agreements provide for initial annual base salaries of $600,000 and $300,000, respectively, for Messrs. Langone and Schneider, and, contingent upon Laminates' achievement of EBITDA targets, payment of cash bonuses.

          Mr. Langone was paid a $375,000 transaction fee in connection with the acquisition of the Company by Laminates and will be paid an advisory fee in connection with future acquisitions and/or divestitures during the term of his employment. Mr. Schneider was paid a $125,000 transaction fee in connection with the acquisition of the Company by Laminates.

         Each of Messrs. Langone and Schneider is entitled to participate in any benefit and incentive compensation programs, plans and practices which Laminates makes available generally to its senior executive officers.

         Upon a termination without cause, for good reason or due to non-renewal of the employment agreement, each of Messrs. Langone and Schneider is entitled under the agreements to the following severance benefits:

          (1)  unpaid accrued base salary and vacation and earned bonus

          (2) two times the sum of executive's then-current annual base salary and bonus, as calculated according to the agreement

          (3)  36 months continued benefits coverage

          (4) a fully vested supplemental retirement benefit under the Formica Corporation Supplemental Executive Retirement Plan and

          (5) accelerated vesting with respect to any time-based options and time-vested equity based awards granted to or purchased by executive

         Laminates has agreed that it will "gross-up" executives for any excise taxes to which they are subject as a result of any severance payments being considered "golden parachute" payments by the Internal Revenue Service.

         The employment agreements provide that each of Messrs. Langone and Schneider will, during his term of employment with Formica and for a period of two years following a termination for which he is entitled to severance, be bound by a covenant (1) not to compete in the high-pressure laminates business or other line of business significant to Laminates and any of its subsidiaries as a whole and (2) not to solicit any employees of Laminates or its subsidiaries.

         For purposes of the employment agreements, good reason includes any of these events without the express prior written consent of the executive:

          o the assignment to the executive of duties materially inconsistent with the executive's positions, duties, responsibilities, titles or offices described above or any material reduction of those duties or responsibilities, or other than for cause or due to disability, the removal of the executive from or any failure to elect or reelect the executive to his position

          o    a reduction in base salary, bonus opportunity or benefits

          o our failure to obtain the specific assumption of the employment agreement by any successor or assign or any person acquiring substantially all of our assets

          o our failure to perform in any material respect our stated duties under the employment agreement, which is not remedied within 30 days of notice to us by the executive

          o movement of our principal offices to a location more than 35 miles from Newark, New Jersey

          o our failure to keep in effect the policy of directors' and officers' liability insurance or

          o    a change of control

         For purposes of the foregoing, change of control means such time as
(1) the DLJ Merchant Banking funds, the CVC entities and MMI Products, LLC and their permitted transferees own less than 10% of the outstanding shares of our common stock on a fully diluted basis, (2) the transfer of substantially all of our assets has occurred, (3) we shall have been liquidated or (4) any person, other than an institutional shareholder or permitted transferee, shall own more of our equity securities than the institutional shareholder and its permitted transferee own, in the aggregate, the greatest amount of our equity securities.

         For purposes of the employment agreements, cause means (1) the executive's conviction by a court of competent jurisdiction or entry of a plea of nolo contendere for an act on the executive's part constituting a felony which conviction or plea causes damage to our reputation or financial position or which undermines the executive's authority or (2) a willful and gross breach of a substantial and material obligation of the executive under the employment agreement; provided, that no action shall give rise to cause if undertaken in the good faith belief that the action was in our best interest.

         William Adams. Mr. Adams is party to an employment agreement with Formica Limited, an indirect subsidiary of Formica, dated March 14, 1990, as amended in 1997 and 1999. Under his employment agreement, Mr. Adams is paid an annual salary and may participate in applicable incentive compensation schemes. The agreement entitles Mr. Adams to participation in various benefits of Formica Limited, including a group health plan, a pension plan and company sick pay, and subjects Mr. Adams to a confidentiality covenant which survives his termination of employment. Under the terms of his agreement, Mr. Adams is entitled to twenty four (24) months notice of termination of employment, for which Formica Limited may substitute payment. Mr. Adams is required to give three months notice of his voluntary termination of employment.

         Steve Kuo. Mr. Kuo is party to a service contract with Cyanamid Taiwan Corporation and Formica Taiwan Corporation, an indirect subsidiary of Formica, dated March 18, 1986. That agreement was executed following the sale of the Formica business by American Cyanamid Corporation in 1985, and provides for the transfer of Mr. Kuo's employment from Cyanamid Taiwan Corporation to Formica Taiwan Corporation. Under the terms of the agreement, Mr. Kuo's employment with Formica Taiwan Corporation is on the same terms as his employment with Cyanamid Taiwan Corporation, with acknowledgment of Mr. Kuo's years of service at Cyanamid Taiwan Corporation for the purpose of calculating Mr. Kuo's retirement payments at Formica Taiwan Corporation.

          Jean Pierre Clement. Mr. Clement is an employee of Formica Corporation. He is paid an annual salary and may participate in applicable compensation schemes. Mr. Clement is also entitled to participation in certain benefits of Formica Corporation, including a group health plan and company sick pay. Mr. Clement is covered by the Formica S.A. (France) pension plan.

Compensation of Directors

         Nonemployee directors receive a quarterly retainer of $4,500, a fee of $2,500 for each Board meeting attended and a fee of $1,000 for each Committee meeting attended.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information with respect to the beneficial ownership of Formica's voting securities as of December 31, 2000 by
(1) each person or group known to Formica who beneficially owns more than five percent of voting securities of Formica, (2) each of Formica's directors, (3) each executive officer of Formica and (4) all directors and executive officers of Formica as a group:

                                                                Percentage
     Name of Beneficial Owner                                    of Class
     ------------------------                                  -------------
        Laminates Acquisition Co. (2)
           277 Park Avenue
           New York, New York 10072...........................    100.0%
        FM Holdings Corp.
           15 Independence Boulevard
           Warren, New Jersey  07059..........................    100.0%
        R. Eugene Cartledge
           6 Skidaway Village Walk
           Savannah, Georgia  31411...........................      --
        Thompson Dean
           DLJ Merchant Banking Inc.
           277 Park Avenue
           New York, New York 10072............................      --
        Peter Grauer
           DLJ Merchant Banking Inc.
           277 Park Avenue
           New York, New York 10072...........................       --
        David Y.  Howe
           Citicorp Venture Capital, Ltd.
           399 Park Avenue
           New York, New York 10043............................      --
        Alexander Donald Mackenzie
           CVC Capital Partners Limited
           Hudson House
           8-10 Tavistock Street
           London WC2E 7PP.....................................      --
        Vincent Langone........................................      --
        David Schneider........................................      --
        William Adams..........................................      --
        Steve Kuo..............................................      --
        Jean Pierre Clement....................................      --
        All directors and officers as a group (10 persons).....      --

----------------------
 (1) Under the applicable rules of the Securities and Exchange Commission, each person or entity is deemed to be a beneficial owner with the power to vote and direct the disposition of these shares. Shares of common stock subject to warrants are deemed outstanding for computing the percentage of the person holding the options, but are not deemed outstanding for computing the percentage of any other person.

(2) Includes securities held by FM Holdings, which is a wholly-owned subsidiary of Laminates.

         The following table sets forth information with respect to the beneficial ownership of Laminates' voting securities as of December 31, 2000 by
(i) each person or group known to Formica who beneficially owns more than five percent of Laminate's voting securities, (ii) each of Formica's directors,
(iii) each executive officer of Formica and (iv) all directors and executive officers of Formica as a group:

--------------------------------------------------------------------------------
                                                     Number of     Percentage of
Name of Beneficial Owner                             Shares(1)          Class
--------------------------------------               ---------     -------------
DLJ Merchant Banking Funds (2)...................... 1,128,289(3)       50.0%
CVC European Equity Partners, L.P.
   Hudson House
   8-10 Tavistock Street
   London, WC2E 7PP.................................   240,198(4)       11.8%
CVC European Equity Partners (Jersey) L. P.
   Hudson House
   8-10 Tavistock Street
   London, WC2E 7PP.................................    28,920(5)        1.4%
Euro Ventures PTE Ltd.
   250 Northbridge Road
   Raffles City Tower, Singapore  17910.............   161,074(6)        7.9%
MMI Products, L.L.C.
   399 Park Avenue
   New York, New York 10043.........................   269,118(7)       13.2%
R. Eugene Cartledge
   6 Skidaway Village Walk
   Savannah, Georgia  31411........................        880(8)        --
Thompson Dean
   DLJ Merchant Banking Inc.
   277 Park Avenue
   New York, New York 10072.........................        --           --
Peter Grauer
   DLJ Merchant Banking Inc.
   277 Park Avenue
   New York, New York 10072.........................        --           --
David Y. Howe
   Citicorp Venture Capital, Ltd.
   399 Park Avenue
   New York, New York 10043.........................        --           --
Alexander Donald Mackenzie
   CVC Capital Partners Limited
   Hudson House
   8-10 Tavistock Street
   London WC2E 7PP..................................       --           --
Vincent Langone.....................................   219,657(9)       11.8%
David Schneider.....................................    41,039(10)       2.2%
William Adams.......................................     5,816(11)       0.3%
Steve Kuo...........................................       525(12)        --
Jean Pierre Clement.................................     1,800(13)        --
All directors and officers as a group (10 persons)
(8)(9)(10)(11)(12)(13)..............................   269,717          14.5%

---------------------------------------
(1) Under the applicable rules of the Securities and Exchange Commission, each person or entity is deemed to be a beneficial owner with the power to vote and direct the disposition of these shares. Shares of common stock subject to warrants are deemed outstanding for computing the percentage of the person holding the options, but are not deemed outstanding for computing the percentage of any other person.

(2) Consists of shares held directly by DLJ Merchant Banking Partners II, L.P. and the following related investors: DLJ Merchant Banking Partners II-A, L.P.; DLJ Offshore Partners II, C.V.; DLJ Diversified Partners, L.P.; DLJ Diversified Partners-A, L.P.; DLJ Millennium Partners, L.P.; DLJ Millennium Partners-A, L.P.; DLJ Merchant Banking Funding II,

     Inc.; DLJ First ESC L.P.; UK Investment Plan 1997 Partners, Inc.; DLJ EAB Partners, L.P. and DLJ ESC II L.P. The address of each is 277 Park Avenue, New York, New York 10172, except (1) the address of Offshore is John B. Gorsiraweg 14, Willemstad, Curacao, Netherlands, Antilles and (2) the address of UK Partners is 2121 Avenue of the Stars, Fox Plaza, Suite 3000, Los Angeles, California 90067.

(3)  Includes 200,628 shares that may be acquired upon exercise of warrants.

(4)  Includes 22,313 shares that may be acquired upon exercise of warrants.

(5)  Includes 2,687 shares that may be acquired upon exercise of warrants.

(6)  Includes 14,599 shares that may be acquired upon exercise of warrants.

(7)  Includes 25,000 shares that may be acquired upon exercise of warrants.

(8)  Includes 75 shares that may be acquired upon exercise of warrants.

(9) Includes 175,542 shares of restricted stock, of which 105,326 are time-based shares and 70,216 are performance- based shares. See "Management--The 1998 Restricted Stock Plan."

(10) Includes 26,334 shares of restricted stock, of which 15,800 are time-based shares and 10,534 are performance- based shares. See "Management--The 1998 Restricted Stock Plan."

(11) Includes 4,616 shares of restricted stock, of which 2,308 are time based shares and 2,308 are performance-based shares. See "Management--The 1999 Stock Plan."

(12) Includes 350 shares of restricted stock, of which 175 are time-based shares and 175 are performance-based shares. See "Management --The 1999 Stock Plan."

(13) Includes 1,200 shares of restricted stock, of which 600 are time-based shares and 600 are performance-based shares. See "Management --The 1999 Stock Plan."

                     CERTAIN RELATIONSHIPS AND TRANSACTIONS

         In order to fund normal working capital requirements, Formica has entered into certain borrowing arrangements with Laminates. These arrangements are short-term in nature and generally bear no interest. At December 31, 2000, there was approximately $0.9 million outstanding under these arrangements. (See
Note 11 to the accompanying consolidated financial statements.)

         Our shareholders are party to an agreement that determines many important voting and other matters.

         In connection with the acquisition, an Investors' Agreement was entered into at the effective time among Laminates, the DLJ Merchant Banking funds, the other institutional investors and the members of management who own shares of Laminates common stock. The terms of the Investors' Agreement restrict transfers of the shares of Laminates common stock by DLJ Merchant Banking, the institutional investors and the management shareholders, and provide that in various situations a selling shareholder provides Laminates and the other shareholders with a right of first refusal prior to selling any shares. The agreement permits the other shareholders to participate in various sales of shares of Laminates capital stock by the DLJ Merchant Banking funds or institutional investors, permits the DLJ Merchant Banking funds and the institutional investors to require the management shareholders to sell shares of Laminates capital stock in various circumstances should the DLJ Merchant Banking funds and the institutional investors choose to sell any shares owned by them, permits the shareholders to purchase equity securities proposed to be issued by Formica on a preemptive basis, and provides for specified registration rights. Similar provisions are made with respect to Holdings preferred stock that is held by the shareholders. The Investors' Agreement also provides that the DLJ Merchant Banking funds have the right to appoint two of the seven members of the Board of Directors of Laminates, Holdings and Formica, each of CVC, MMI and the management shareholders have the right to appoint one director, and two other directors will be independent directors mutually satisfactory to DLJ Merchant Banking and the institutional investors, and provides that specified actions may not be taken unless approved by each of the DLJ Merchant Banking funds, CVC and MMI. Mr. Cartledge has been selected as an independent director.

         Fees we have paid to our affiliates

         In the subscription agreement under which shares of Laminates capital stock were sold, Laminates agreed to reimburse the DLJ Merchant Banking funds, the institutional investors and the management shareholders for all costs and expenses incurred by them in connection with their subscription for stock of Laminates. Laminates also agreed to reimburse up to $2.0 million to the DLJ Merchant Banking funds as reimbursement for amounts previously paid by the DLJ Merchant Banking funds to Messrs. Langone and Schneider in connection with consulting services provided to the DLJ Merchant Banking funds with respect to our acquisition by Laminates.

         In connection with the acquisition, Laminates paid advisory fees of $1.0 million to each of Credit Suisse First Boston Corporation, an affiliate of the DLJ Merchant Banking funds, and MMI, $2.0 million to CVC and $375,000 to Mr. Langone and $125,000 to Mr. Schneider for services rendered in connection with the acquisition.

         DLJ Capital Funding, Inc., an affiliate of DLJ Merchant Banking Partners II L.P. and its affiliates (DLJ Merchant Banking), has and will receive customary fees and reimbursement of expenses in connection with the arrangement and syndication of the credit facility and as a lender thereunder. In 2000, the aggregate amount of all fees paid to the various DLJ entities in connection with the acquisition of Perstorp Surface Materials AB and the syndication of the credit facility was approximately $6.0 million.

         Laminates Funding, Inc., an affiliate of DLJ Merchant Banking, was a purchaser of a portion of the bridge notes issued in connection with the acquisition and received customary fees and expenses in connection therewith. Credit Suisse First Boston Corporation, also an affiliate of DLJ Merchant Banking, acted as the initial purchaser of the Senior Subordinated Notes. The aggregate amount of all fees paid to the various DLJ entities in connection with the Laminates acquisition and the offering of the Senior Subordinated Notes was approximately $8.5 million.

     Expected future transactions with Credit Suisse First Boston Corporation

     Formica and its subsidiaries may from time to time enter into financial advisory or other investment banking relationships with Credit Suisse First Boston Corporation (an affiliate of DLJ Merchant Banking) or one of its affiliates whereby Credit Suisse First Boston Corporation or its affiliates will receive customary fees and will be entitled to reimbursement for all related reasonable disbursements and out-of-pocket expenses. Formica expects that any arrangement will include provisions for the indemnification of Credit Suisse First Boston Corporation against a variety of liabilities, including liabilities under the federal securities laws.

                                THE ACQUISITION

         In this prospectus, we refer to our "acquisition" in May 1998 to include:

     (1) the purchase by Laminates of Holdings, our parent company, the various mergers described below, and the contribution of the foreign affiliates' stock to us and

     (2) the issuance and sale of the bridge notes, the initial borrowings under the new credit facility, net of the repayment made immediately after the effective time of the acquisition, the sale by LMS I, a predecessor of Holdings, of senior preferred stock and warrants and the sale by Laminates of preferred stock and common stock,

         The following table sets forth the cash sources and uses of funds for the acquisition and related fees and expenses:

                                                                  (in millions)
          Sources:

            Bridge notes                                             $200.0
            New credit facility                                        80.0
            Assumed net debt                                           28.8
            LMS I senior preferred stock and warrants.                 50.0
            Laminates preferred stock                                  86.0
            Laminates common stock                                      1.1
                                                                     -------
               Total Sources                                         $445.9
                                                                     =======
          Uses:

            Cash consideration for acquisition, including
               repayment of affiliate debt                           $376.6
            Assumed net debt                                           28.8
            Excess cash                                                10.5
           Transaction fees and expenses, including fees and
               expenses incurred in connection with the
               offering of the old notes                               30.0
                                                                     -------
               Total Uses                                            $445.9
                                                                     =======

         Laminates, our indirect parent, was organized by the DLJ Merchant Banking funds, several institutional investors and Messrs. Langone and Schneider in order to acquire our company. For the same purpose, Laminates formed:

          o    LMS I, a Delaware corporation wholly owned by it,

          o    LMS II, wholly owned by LMS I,

          o    LMS III, wholly owned by LMS II,

          o    and Formica Holdco (UK) Limited, wholly owned by LMS III.

         Our investors formed Laminates to act as the holding company for all of our assets, and formed the various other new entities to act as empty shell acquisition vehicles that, other than Holdco (UK), would then be merged into existing Formica entities. The investors wanted to set up a capital structure with debt and equity issued at different levels and, since most of the funding for these debt and equity issuances was to occur immediately prior to the effective time of the acquisition, the investors needed a shell company at each relevant level in order to permit debt and equity issuances at that level. Holdco (UK) was set up in order to permit a debt issuance in the United Kingdom.

         Laminates and BTR entered into an acquisition agreement dated as of March 16, 1998. In accordance with the acquisition agreement, on May 1, 1998 Laminates acquired from BTR, for consideration of approximately $405.4 million, all of the outstanding shares of Holdings and some of our foreign affiliates. The consideration included $376.6 million of cash, which included repayment of all indebtedness due to BTR and its affiliates, and $28.8 million of estimated assumed net debt, net of estimated cash and cash equivalents.

          In order to finance the acquisition:

          o LMS II issued and sold $200.0 million aggregate principal amount of the bridge notes, which were repaid with the proceeds of the old notes.

          o LMS II, together with Holdco UK and Formica Limited, our indirect subsidiary, entered into a new credit facility, which initially provided for term loan borrowings in the aggregate principal amount of $80.0 million and revolving loan borrowings in the aggregate principal amount of $125.0 million. At the effective time, LMS II borrowed $40.0 million of term loans available thereunder and $40.0 million revolving loans, which were repaid as described below, and Holdco UK borrowed the pounds sterling equivalent of $40.0 million of term loans. In addition, LMS II obtained approximately $30.0 million aggregate amount of letters of credit to provide credit enhancement for assumed indebtedness.

          o The proceeds of LMS II's borrowings under the new credit facility and from its issuance of the bridge notes were loaned by LMS II to LMS I.

          o LMS I raised an additional $50.0 million from the sale of its senior preferred stock and warrants to purchase common stock of Laminates and loaned the proceeds, along with the proceeds of the loan received from LMS II, to Laminates.

          o Laminates used the proceeds of the loan, together with $87.1 million in proceeds from the sale of preferred stock and common stock, to fund the payment of the purchase price of the shares of Holdings and the foreign affiliates.

          Concurrently with the effectiveness of the acquisition:

          o LMS II merged with and into Formica, and we succeeded to all of LMS II's obligations in respect of the bridge notes and the new credit facility,

          o    LMS I merged into Holdings,

          o LMS III merged into Formica International, our wholly owned subsidiary, and

          o Laminates contributed to Holdings, which contributed to us, the shares of stock of the foreign affiliates, which became our subsidiaries.

          As a result of the acquisition, we are a wholly owned subsidiary of Holdings, which in turn is a wholly owned subsidiary of Laminates.

          Immediately after the effective time, Holdco UK converted the proceeds of its borrowing of term loans under the new credit facility into U.S. dollars and used this to purchase the stock of Formica Limited from Formica International. Formica International then dividended the $40.0 million purchase price proceeds to us. We then repaid the $40.0 million of revolving loan borrowings made under the new credit facility at the effective time with the proceeds of the dividend.

        The following chart shows our corporate structure, but omitting most of our subsidiaries, immediately before and immediately after the acquisition:

                         Corporate Organizational chart

                                                      Our Company

Acquisition Shells                            Before:             After:


     Laminates                                                   Laminates


     LMS 1                     Merger-->     FM Holdings         FM Holdings


     LMS II
(issuer of bridge
 notes and credit              Merger-->      Formica             Formica
 facility borrower)


     LMS III                    Merger-->     Formica             Formica
                                              International       International

     Holdco UK
  (credit facility                                                Holdco UK
     borrower)
                                 Purchase of
                                 stock  |
                                        |
                                         ->   Formica Limited    Formica Limited

                       DESCRIPTION OF OUR CREDIT FACILITY

         Our credit facility was originally provided on May 11, 1998 by a syndicate of financial institutions led by Credit Suisse First Boston Corporation, as arranger, DLJ Capital Funding, as syndication agent and Bankers Trust Company as administrative agent. In connection with the contribution of Perstorp Surface Materials AB to us, we expanded our existing credit facility to include the financing of the acquisition of that company, which was initially provided under a separate credit facility. As so expanded, our credit facility includes:

          o    an $85.0 million term loan A facility, which provides for

               >> a pound sterling-denominated facility in an amount equal to the pound sterling equivalent, determined as of the date the loans under that facility were made, of US$40.0 million,

               >>   a $35.0 million U.S. dollar-denominated facility, and

               >> a Canadian dollar-denominated facility in an amount equal to the Canadian dollar equivalent, determined as of the date the loans under that facility were made, of US$10.0 million,

          o a $140.0 million U.S. dollar-denominated term B loan facility, and

          o a $120.0 million revolving credit facility, which provides for loans and under which up to $100.0 million in letters of credit may be issued.

         At our request, our credit facility may be increased by $25 million of additional term B loans and/or revolving loans, if consented to by the lenders providing such increase. Any such additional term loans, and the existing term B loans mature on April 30, 2006. All other loans under the facility mature on May 1, 2004. A substantial portion of the revolving credit facility may be made available to our foreign subsidiaries in local currencies.

         Loans under our credit facility bear interest, at Formica's option, at the alternate base rate or the reserve adjusted LIBO rate plus, in each case, an applicable margin. Formica pays commitment fees on the daily average unused portion of the revolving credit facility. These fees are payable quarterly in arrears and upon the maturity or termination of the revolving credit facility. The applicable margins on revolving loans and term A loans and the commitment fees are determined based on the ratio of consolidated total debt to consolidated EBITDA of Formica and its subsidiaries, in each case as defined in our credit facility. The applicable margin for term A loans are 2.25% in the case of alternate base rate loans, and 3.50% in the case of LIBO rate loans.

         Formica pays a letter of credit fee on the outstanding undrawn amounts of letters of credit issued under the new credit facility at a rate per annum equal (1) in the case of standby letters of credit, the then applicable margin for LIBO rate term A loans and (2) in the case of commercial letters of credit, 1.25%, which shall be shared by all lenders participating in the Letter of Credit, and an additional 0.125% per annum fee to issuers of each letter of credit.

         The term A loans are subject to the following amortization schedule:

                                                Term Loan
                        Period                Amortization (%)
                   6/15/99-6/15/00                 2.5
                   6/16/00-6/15/01                10.0
                   6/16/01-6/15/02                20.0
                   6/16/02-6/15/03                25.0
                   6/15/03-5/01/04                42.5

         The term B loans are subject to the following amortization schedule:

                                                Term Loan
                        Period                Amortization (%)
                   4/03/00-3/31/01                 1.0
                   4/01/01-3/31/02                 1.0
                   4/01/02-3/31/03                 1.0
                   4/01/03-3/31/04                 1.0
                   4/01/04-3/31/05                 1.0
                   4/01/05-4/30/06                95.0

         Any additional term loan made under the facility would also amortize on this schedule.

          Our credit facility is subject to mandatory prepayment:

          o with the net cash proceeds of the sale or other disposition of any property or assets of, or receipt of casualty proceeds by, Formica or any of its restricted subsidiaries, as defined in our credit facility, subject to various exceptions, including an exception for reinvestment in the business of Formica and its subsidiaries,

          o with 50% of the net cash proceeds received from the issuance of equity securities of Formica, Holdings or Laminates to the extent that the leverage ratio exceeds 3.5:1,

          o with the net cash proceeds received from issuances of debt securities by Formica or any of its restricted subsidiaries, as defined in the new credit facility, subject to various exceptions and

          o with 50% of excess cash flow, as defined in the new credit facility, for each fiscal year to the extent that the leverage ratio exceeds 3.5:1.

          All mandatory prepayment amounts shall be applied first to the prepayment of the term loan facility and thereafter to the prepayment of the revolving credit facility.

          Laminates, Holdings, and all existing or future domestic subsidiaries of Formica are or will be guarantors of our credit facility. Formica's obligations under our credit facility are secured by

          o all existing and after-acquired personal property of Formica and the domestic subsidiary guarantors, including a pledge of all of the stock of all existing or future domestic subsidiaries of Formica and a pledge of no more than 65% of the voting stock of any foreign subsidiary,

          o first-priority perfected liens on all material existing and after-acquired real property fee and leasehold interests of Formica and the domestic subsidiary guarantors, subject to customary permitted liens specified in the new credit facility,

          o a pledge by Holdings of the stock of Formica and a pledge by Laminates of the stock of Holdings, and

          o    negative pledge on all assets of Formica and its subsidiaries.

         The new credit facility contains customary covenants and restrictions on Formica's ability to engage in various activities, including, but not limited to:

          o limitations on engaging in businesses outside the building products industry

          o    limitations in indebtedness

          o    limitations on liens

          o    limitations on investments

          o limitations on dividends, stock redemptions and prepayments of subordinated indebtedness

          o    limitations on capital expenditures

          o limitations on modifications of subordinated debt instruments and other material documents

          o    restrictions on our ability to enter into agreements prohibiting

               >>   the creation of liens on our assets

               >>   our subsidiaries' ability to make payments to us

          o restrictions on mergers and acquisitions, sales of assets (including stock in our restricted subsidiaries) and leases

          o    limitations on sale and leaseback transactions

         The new credit facility also contains financial covenants requiring Formica to maintain:

          o    a minimum EBITDA

          o    a minimum ratio of EBITDA to cash interest expense

          o a minimum ratio of EBITDA to fixed charges, including capital expenditures, cash interest expense, scheduled debt amortization, cash taxes and restricted payments

          o    a maximum leverage ratio.

         The covenants described above are subject to significant limitations and exceptions. In addition, many of the terms used in the covenants have specific definitions in the credit facility which also include significant limitations and exceptions. We have filed a copy of our credit facility with the SEC as an exhibit to the registration statement of which this prospectus forms a part. You should read the entire credit facility for information that may be important to you.

         Borrowings under our credit facility are subject to significant conditions, including the absence of any material adverse change. (See "Risk Factors--We have substantial debt, which could limit our cash available for other uses.")

                              DESCRIPTION OF NOTES

         The old and new notes were issued under an indenture dated as of February 22, 1999 between Formica and Summit Bank as trustee. The following summary highlights material terms of the indenture. Because this is a summary, it does not contain all of the information that is included in the indenture. You should read the entire indenture, including the definitions of many terms used below. The indenture is by its terms subject to and governed by the Trust Indenture Act of 1939, as amended. We have filed a copy of the indenture as an exhibit to the registration statement of which this prospectus forms a part. In this description of notes, "Formica" refers only to Formica Corporation and not any of its subsidiaries.

         The terms of the new notes are identical in all material respects to the terms of the old notes, except for the transfer restrictions and registration rights relating to the old notes. The exchange offer period expired on October 1, 1999, with all outstanding old notes exchanged for the new notes.

         Many of the restrictive covenants described below apply only to Formica and its "Restricted" Subsidiaries. As described below in the definition of "Unrestricted Subsidiary," we may designate any of our subsidiaries as unrestricted, and therefore not subject to the restrictive covenants, so long as we satisfy the conditions described in that definition. As of the date of the prospectus, all of our subsidiaries are Restricted Subsidiaries except for Surface Materials Co., Inc., which has no material assets or operations.

          Principal, Maturity and Interest

          The notes:

               o    are our general obligations

               o    are subordinated to all our Senior Indebtedness

               o    are not guaranteed by any of our subsidiaries

               o are initially limited in aggregate principal amount to $215.0 million

               o mature on March 1, 2009 o bear interest at a rate of 10 7/8% per year

               o are issued in denominations of $1,000 and in higher integral multiples of $1,000.

         We will pay interest on the notes in arrears every March 1 and September 1, beginning September 1, 1999, to holders of record on the immediately preceding February 15 and August 15. Interest on the new notes will accrue from the most recent date on which we paid interest on the old notes or the new notes or, if no interest has been paid, from the date when we originally issued the old notes. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

         We will make all payments of principal, premium, interest and liquidated damages on the notes:

               o at our office or agency that we have for that purpose within the City and State of New York

               o or, at our option, we can pay interest and liquidated damages by check that we may mail to you at your address listed in the register of note holders

               o but, for global notes, all payments will be paid by wire transfer of immediately available funds to the account of the Depository Trust Company or any successor.

          Until we choose another office or agency, the office of the trustee in New York will be our office for that purpose.

          So long as we satisfy the covenants, we can issue additional notes in an unlimited amount

          So long as the issuance of notes does not violate any of the covenants described below, we may issue additional notes, without limit, under the indenture having the same terms in all respects as the notes, or in all respects except for the payment of interest on the notes

          (1)  scheduled and paid prior to the date of issuance of those notes;
               or

          (2) payable on the first Interest Payment Date following the date of issuance.

          The notes offered hereby and any additional notes would be treated as a single class for all purposes under the indenture.

          Subordination

         The notes rank junior to all of our Senior Indebtedness. Under the circumstances described below, you will not be entitled to receive any payments on your notes until Senior Indebtedness of Formica has been paid in full in cash. As a result, you may recover less of the amounts that we owe to you than creditors who are holders of Senior Indebtedness.

          Subordination in bankruptcy, insolvency or other similar circumstances

         Upon

          o    any distribution to creditors of Formica in:

               >>   a liquidation or dissolution of Formica

               >> a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to Formica or its property

               >>   an assignment for the benefit of creditors

               >>   any marshalling of Formica's assets and liabilities

          (1) holders of Senior Indebtedness will be entitled to receive payment in full in cash or cash equivalents of all Obligations due in respect of Senior Indebtedness, including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Indebtedness, before the holders of notes will be entitled to receive any payment with respect to the Subordinated Note Obligations, and

          (2) until all Obligations with respect to Senior Indebtedness are paid in full in cash or cash equivalents, any distribution to which the holders of notes would be entitled shall be made to the holders of Senior Indebtedness.

         However, you may receive and retain Permitted Junior Securities and payments made from the trust described under "--Legal Defeasance and Covenant Defeasance".

          Subordination upon default of Designated Senior Indebtedness

          Formica also may not make any payment upon or in respect of the Subordinated Note Obligations except in Permitted Junior Securities or from the trust described under "--Legal Defeasance and Covenant Defeasance" if:

          (1) a default in the payment of the principal of, premium, if any, or interest on or commitment fees relating to, Designated Senior Indebtedness occurs and is continuing beyond any applicable period of grace; or

          (2) any other default occurs and is continuing with respect to Designated Senior Indebtedness that permits holders of the Designated Senior Indebtedness as to which that default relates to accelerate its maturity and the trustee receives a notice of that default (a "Payment Blockage Notice") from Formica or the holders of any Designated Senior Indebtedness.

         Payments on the notes may and shall be resumed:

          (A) in the case of a payment default, upon the date on which that default is cured or waived; and

          (B)  in case of a nonpayment default, the earlier of:

               the  date on which that nonpayment default is cured or waived or

               179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Indebtedness has been accelerated.

               o No new period of payment blockage may be commenced unless and until 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice.

               o No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless that default shall have been waived or cured for a period of not less than 90 days.

         We must promptly notify holders of Senior Indebtedness if payment of the notes is accelerated because of an Event of Default.

         Optional Redemption

         Except as provided below, we may not redeem the notes prior to March 1, 2004. Thereafter, we may redeem the notes, in whole or in part, upon not less than 30 nor more than 60 days' notice, in cash at the redemption prices, expressed as percentages of principal amount, set forth below, plus accrued and unpaid interest and liquidated damages to the redemption date, if redeemed during the twelve-month period beginning on March 1 of the years indicated below:

                Year                              Percentage
                2004                              105.438%
                2005                              103.625%
                2006                              101.813%
                2007 and thereafter               100.000%

         In addition, on or before March 1, 2002, we may redeem up to 35% of the aggregate principal amount of notes ever issued under the indenture in cash at a redemption price of 110.875% of their principal amount, plus accrued and unpaid interest and liquidated damages to the redemption date, with the net cash proceeds of one or more Public Equity Offerings; provided that

          o at least 65% of the aggregate principal amount of notes ever issued under the indenture remains outstanding immediately after the occurrence of any redemption under this provision and

          o the redemption shall occur within 90 days of the date of the closing of any Public Equity Offering.

          Selection of notes when only a portion of the notes are being redeemed

          If we are redeeming less than all of the notes at any time, the trustee will select the notes for redemption

          o if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange

          o    if the notes are not so listed

               >>   on a pro rata basis

               >>   by lot or

               >> by any other method as the trustee shall deem fair and appropriate provided that no notes of $1,000 or less shall be redeemed in part. If we intend to redeem any note in part, the notice of redemption that we send to you will state the portion of the principal amount to be redeemed, and we will issue to you a new note in principal amount equal to the unredeemed portion when we cancel the original note.

         We will send registered holders a notice of any redemption

         We will mail notice of any redemption by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. Notices of redemption may not be conditional.

         Once we have called a note for redemption, it becomes due on the redemption date. On and after the redemption date, interest will no longer accrue on notes or portions of them called for redemption.

         Mandatory Redemption

     We are not required to make mandatory redemption of, or sinking fund payments with respect to, the notes.

         Repurchase at the Option of Holders

               Change of Control

     Upon the occurrence of a Change of Control, each holder of notes will have the right to require Formica to repurchase all or any part equal to $1,000 or an integral multiple thereof of each holder's notes under the offer described below (the "Change of Control Offer"). The Change of Control Offer will be made at an offer price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and liquidated damages to the date of repurchase (the "Change of Control Payment").

     Within 60 days following any Change of Control, Formica will, or will cause the trustee to, mail a notice to each holder

          o describing the transaction or transactions that constitute the Change of Control

          o offering to repurchase notes on the date specified in that notice, which date shall be no earlier than 30 days and no later than 60 days from the date that notice is mailed (the "Change of Control Payment Date"), under the procedures required by the indenture and described in that notice.

         We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the indenture relating to that Change of Control Offer, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations described in the indenture by virtue thereof.

         On the Change of Control Payment Date, Formica will, to the extent lawful:

          (1) accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer;

          (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all notes or portions thereof so tendered; and

          (3) deliver or cause to be delivered to the trustee the notes so accepted together with an Officers' Certificate stating the aggregate principal amount of notes or portions thereof being purchased by Formica.

         The Paying Agent will promptly mail to each holder of notes so tendered the Change of Control Payment for those notes, and the trustee will promptly authenticate and mail, or cause to be transferred by book-entry, to each holder a New note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $1,000 or an integral multiple thereof.

         Prior to complying with the provisions of this covenant, but in any event within 90 days following a Change of Control, we will either repay all outstanding Senior Indebtedness or obtain the requisite consents, if any, under all agreements governing outstanding Senior Indebtedness to permit the repurchase of notes required by this covenant.

         Formica will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

         The Change of Control provisions described above will be applicable whether or not any other provisions of the indenture are applicable. Except as described above, the indenture does not contain provisions that permit the holders of the notes to require that we repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

         Our credit facility prohibits us from purchasing any notes and also provides that specified change of control events, which may include events not otherwise constituting a Change of Control under the indenture, with respect to Formica would constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Indebtedness to which we become a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when we are prohibited from purchasing notes, we could seek the consent of our lenders to the purchase of notes or could attempt to refinance the borrowings that contain that prohibition. If we do not obtain such a consent or repay those borrowings, we will remain prohibited from purchasing notes. In that case, our failure to purchase tendered notes would constitute an Event of Default under the indenture, which would, in turn, constitute a default under our credit facility. In those circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of notes.

         We will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Formica and purchases all notes validly tendered and not withdrawn under that Change of Control Offer.

               Asset Sales

         Formica will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

          (1) Formica or that Restricted Subsidiary, as the case may be, receives consideration at the time of that Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

          (2) Formica delivers a resolution of its board of directors and an Officers' Certificate to the trustee stating that the consideration received was at least equal to fair market value; and

          (3) at least 75% of the consideration therefor received by Formica or that Restricted Subsidiary is in the form of:

               (a)  cash or cash equivalents; or

               (b) property or assets that are used or useful in a Permitted Business, or the Capital Stock of any Person engaged in a Permitted Business if, as a result of the acquisition by Formica or any Restricted Subsidiary thereof, that Person becomes a Restricted Subsidiary.

          In determining whether the consideration received is in the form of cash or cash equivalents, the following will be considered cash:

          o the amount of any liabilities, as shown on Formica's or that Restricted Subsidiary's most recent balance sheet, of Formica or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any guarantee thereof) that are assumed by the transferee of any such assets under a customary novation agreement that releases Formica or such Restricted Subsidiary from further liability

          o any securities, notes or other obligations received by Formica or any such Restricted Subsidiary from such transferee that are contemporaneously, subject to ordinary settlement periods, converted by Formica or that Restricted Subsidiary into cash or cash equivalents, but only to the extent of the cash or cash equivalents received

          o any Designated Noncash Consideration received by Formica or any of its Restricted Subsidiaries in that Asset Sale having an aggregate fair market value, taken together with all other Designated Noncash Consideration received under this clause that is at that time outstanding, not to exceed 15% of Total Assets at the time of the receipt of that Designated Noncash Consideration, with the fair market value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value

         In addition, the 75% limitation referred to in clause (3) above will not apply to any Asset Sale in which the cash or cash equivalents portion of the consideration received, including any amounts deemed cash as stated above, is equal to or greater than what the after-tax proceeds would have been had that Asset Sale complied with the 75% limitation.

         Within 365 days after the receipt of any Net Proceeds from an Asset Sale, Formica or any such Restricted Subsidiary shall apply the Net Proceeds, at its option, or to the extent Formica is required to apply the Net Proceeds according to the terms of the New Credit Facility, to either:

          (1) repay or purchase Senior Indebtedness or Pari Passu Indebtedness of Formica or any Indebtedness of any Restricted Subsidiary. However, if Formica's repays or purchases Pari Passu Indebtedness of Formica, it must

               (a) if the notes are then redeemable, equally and ratably reduce Indebtedness under the notes or

               (b) if the notes may not then be redeemed, Formica shall make an offer in accordance with the procedures set forth below for an Asset Sale Offer to all holders of notes to purchase the notes that would otherwise be redeemed; or

          (2)  an

               o investment in property o the making of a capital expenditure

               o the acquisition of assets that are used or useful in a Permitted Business or

               o the acquisition of Capital Stock of any Person primarily engaged in a Permitted Business if:

                    (a) as a result of the acquisition by Formica or any Restricted Subsidiary of that Capital Stock, the Person becomes a Restricted Subsidiary; or


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                    (b)  the Investment in the Capital Stock is permitted by
                         clause (f) of the definition of Permitted Investments.

         Pending the final application of any such Net Proceeds, Formica may temporarily reduce Indebtedness or otherwise invest those Net Proceeds in any manner that is not prohibited by the indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds."

         When the aggregate amount of Excess Proceeds exceeds $15.0 million, Formica will be required to make an offer to all holders of notes (an "Asset Sale Offer") to purchase the maximum principal amount of notes that may be purchased out of the Excess Proceeds. The Asset Sale Offer will be made at an offer price in cash in an amount equal to 100% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any, thereon to the date of purchase, in accordance with the procedures set forth in the indenture.

         To the extent that any Excess Proceeds remain after consummation of an Asset Sale Offer, Formica may use the Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes surrendered by holders thereof in connection with an Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee shall select the notes to be purchased as set forth under "--Selection of notes when only a portion of the notes are to be redeemed." Upon completion of the offer to purchase, the amount of Excess Proceeds shall be reset at zero.

         Formica will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes under an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the indenture relating to that Asset Sale Offer, Formica will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the indenture by virtue thereof.

         Certain Covenants

                  Restricted Payments

          Formica will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

          (1) declare or pay any dividend or make any other payment or distribution on account of Formica's or any of its Restricted Subsidiaries' Equity Interests, other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Formica or dividends or distributions payable to Formica or any Wholly Owned Restricted Subsidiary of Formica;

          (2) purchase, redeem or otherwise acquire or retire for value any Equity Interests of Formica, any of its Restricted Subsidiaries or any other Affiliate of Formica, other than any such Equity Interests owned by Formica or any Restricted Subsidiary of Formica;

          (3) make any principal payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Indebtedness of Formica that is subordinated in right of payment to the notes, except in accordance with the mandatory redemption or repayment provisions set forth in the original documentation governing that Indebtedness but not any mandatory offer to repurchase upon the occurrence of any event; or

          (4)  make any Restricted Investment

          We refer to all payments and other actions described in clauses (1) through (4) above as "Restricted Payments"

         However, we may make a Restricted Payment if, at the time of and after giving effect to that Restricted Payment:

          (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

          (b) Formica would, immediately after giving pro forma effect thereto as if that Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness under the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock"; and


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


          (c)  that Restricted Payment, together with

               o the aggregate amount of all other Restricted Payments made by Formica and its Restricted Subsidiaries after the date of the indenture but

               o excluding Restricted Payments permitted by the following clauses of the next paragraph:

               >> (1) to the extent that the declaration of any dividend referred to therein reduces amounts available for Restricted Payments under this clause (c)

               >>   (2) through (9)

               >>   (11)

               >>   (12)

               >>   (14)

               >>   (16)

               >>   (17)

               >>   (19)

is less than the sum, without duplication, of:

          (A) 50% of the Consolidated Net Income of Formica for the period, taken as one accounting period, commencing April 1, 1999 to the end of Formica's most recently ended fiscal quarter for which internal financial statements are available at the time of that Restricted Payment or if Consolidated Net Income for that period is a deficit, less 100% of that deficit plus

          (B) 100% of the Qualified Proceeds received by Formica on or after the date of the indenture from contributions to Formica's capital or from the issue or sale on or after the date of the indenture of Equity Interests of Formica or of Disqualified Stock or convertible debt securities of Formica to the extent that they have been converted into such Equity Interests other than:

               o Equity Interests, Disqualified Stock or convertible debt securities sold to a Subsidiary of Formica

               o Disqualified Stock or convertible debt securities that have been converted into Disqualified Stock plus

          (C) the amount equal to the net reduction in Investments in Persons after the date of the indenture who are not Restricted Subsidiaries other than Permitted Investments resulting from:


               (x) Qualified Proceeds received as a dividend, repayment of a loan or advance or other transfer of assets, valued at the fair market value thereof, to Formica or any Restricted Subsidiary from those Persons;

               (y) Qualified Proceeds received upon the sale or liquidation of that Investment; and

               (z) the redesignation of Unrestricted Subsidiaries (excluding any increase in the amount available for Restricted Payments under clause (10) or (15) below arising from the redesignation of that Unrestricted Subsidiary) whose assets are used or useful in, or which is engaged in, one or more Permitted Business as Restricted Subsidiaries (valued, proportionate to Formica's equity interest in that Subsidiary, at the fair market value of the net assets that Subsidiary at the time of that redesignation); plus

          (D)  cash payments received by Formica on the Intercompany Note.

          The foregoing provisions will not prohibit:

          (1) the payment of any dividend within 60 days after the date of declaration thereof, if on that date of declaration, that payment would have complied with the provisions of the indenture;

          (2) (a) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness or Equity Interests of Formica in exchange for, or out of the net cash proceeds of the substantially concurrent sale, other than to a Subsidiary of Formica, of other Equity Interests of Formica other than any Disqualified Stock, provided that the amount of any net cash proceeds that are utilized for any redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (c)(B) of the preceding paragraph;

          (3) the defeasance, redemption, repurchase, retirement or other acquisition of subordinated Indebtedness of Formica with the net cash proceeds from an incurrence of, or in exchange for, Permitted Refinancing Indebtedness;

          (4) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Formica, Laminates or Holdings held by any member of Laminates', Holdings', Formica's or any of its Restricted Subsidiaries') management under any management equity subscription agreement or stock option agreement and any dividend to Laminates or Holdings to fund any repurchase, redemption, acquisition or retirement, provided that:

               (a) the aggregate price paid for all those repurchased, redeemed, acquired or retired Equity Interests shall not exceed:

                    (x) $7.5 million in any calendar year, with amounts in any calendar year being carried over to succeeding calendar years subject to a maximum, without giving effect to the following clause (y), of $15.0 million in any calendar year; plus

                    (y) the aggregate cash proceeds received by Formica during that calendar year from any reissuance of Interests by Formica, Laminates or Holdings to members of management of Formica and its Restricted Subsidiaries; and

               (b) no Default or Event of Default shall have occurred and be continuing immediately after that transaction;

          (5) payments and transactions in connection with the Acquisition, including any purchase price adjustment, the Acquisition Financing, the offering, the New Credit Facility, including commitment, syndication and arrangement fees payable thereunder, and the application of the proceeds thereof, and the payment of fees and expenses with respect thereto;

          (6) the payment of dividends or the making of loans or advances by Formica to Holdings not to exceed $5.0 million in any fiscal year costs and expenses incurred by Holdings or Laminates in its capacity as a holding company or for services rendered by Holdings or Laminates on behalf of Formica;

          (7) payments or distributions to Holdings or Laminates under any Tax Sharing Agreement;

          (8) the payment of dividends by a Restricted Subsidiary on any class of common stock of that Restricted Subsidiary if:

               (a) that dividend is paid pro rata to all holders of that class of common stock; and

               (b) at least 51% of that class of common stock is held by Formica or one or more of its Restricted Subsidiaries;

          (9) the repurchase of any class of common stock of a Restricted Subsidiary if

                    (a) that repurchase is made pro rata with respect to that of common stock and

                    (b) at least 51% of that class of common stock is held by Formica or one or more of its Restricted Subsidiaries;

          (10) any other Restricted Investment made in a Permitted Business which, together with all other Restricted Investments made under this clause (10) since the date of the indenture, does not exceed $25.0 million, in each case, after giving effect to all subsequent reductions in the amount of any Restricted Investment made under this clause (10), either as a result of

               (a)  the repayment or disposition thereof for cash or

               (b) the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, valued, proportionate to Formica's equity interest in that Subsidiary at the time of that redesignation, at the fair market value of the net assets of that Subsidiary at the time of that redesignation, with any subsequent reduction under clause (a) or (b) not to exceed the amount of that Restricted Investment previously made under this clause (10); provided that no Default or Event of Default shall have occurred and be continuing immediately after making that Restricted Investment;

          (11) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of Formica or any Restricted Subsidiary issued on or after the date of the indenture in accordance with the covenant described under the caption "--Incurrence of Indebtedness Issuance of Preferred Stock"; provided that no Default or Event of Default shall have occurred and be continuing immediately after making that Restricted Payment;

          (12) repurchases of Equity Interests deemed to occur upon exercise of stock options if that Equity Interests represent a portion of the exercise price of those options;

          (13) the payment of dividends or distributions on Formica's common stock, following the first public offering of Formica's common stock or Holdings' or Laminates' common stock after the date of the indenture, of up to 6.0% per annum of (a) the net proceeds received by Formica from that public offering of its common stock or (b) the net proceeds received by Formica from that public offering of Holdings' or Laminates' common stock as common equity or preferred equity, other than Disqualified Stock) other than, in each case, with respect to public offerings with respect to Formica's common stock or Holdings' or Laminates' common stock registered on Form S-8; provided that no Default or Event of Default shall have occurred and be continuing immediately after any such payment of dividends or distributions;

          (14) the cancellation or forgiveness, in whole or in part, or any amendment to or refinancing of the Intercompany Note;

          (15) any other Restricted Payment which, together with all other Restricted Payments made under this clause (15) since the date of the indenture, does not exceed $25.0 million, in each case, after giving effect to all subsequent reductions in the amount of any Restricted Investment made under this clause (15) either as a result of

               (a)  the repayment or disposition thereof for cash or

               (b) the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, valued, proportionate to Formica's equity interest in that Subsidiary at the time of that redesignation, at the fair market value of the net assets of that Subsidiary at the time of that redesignation with any subsequent reduction under clause (a) or (b) not to exceed the amount of that Restricted Investment previously made under this clause (15) provided that no Default or Event of Default shall have occurred and be continuing immediately after making that Restricted Payment;

          (16) the pledge by Formica of the Capital Stock of an Unrestricted Subsidiary of Formica to secure Non-Recourse Debt of that Unrestricted Subsidiary;

          (17) the purchase, redemption or other acquisition or retirement for value of any Equity Interests of any Restricted Subsidiary issued after the date of the indenture, provided that the aggregate price paid for any such repurchased, redeemed, acquired or retired Equity Interests shall not exceed the sum of

               (a) the amount of cash and Cash Equivalents received by that Restricted Subsidiary from the issue or sale thereof and

               (b) any accrued dividends thereon the payment of which would be permitted under clause (11) above;

          (18) any Investment in an Unrestricted Subsidiary that is funded by Qualified Proceeds received by Formica on or after the date of the indenture from contributions to Formica's capital or from the issue and sale on or after the date of the indenture of Equity Interests of Formica or of Disqualified Stock or convertible debt securities to the extent they have been converted into those Equity Interests other than:

               -- Equity Interests, Disqualified Stock or convertible debt securities sold to a Subsidiary of Formica and

               -- Disqualified Stock or convertible debt securities that have been converted into Disqualified Stock in an amount, measured at the time that Investment is made and without giving effect to subsequent changes in value, that does not exceed the amount of those Qualified Proceeds; and

          (19) distributions or payments of Receivables Fees.

         The board of directors of Formica may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. For purposes of making that designation, all outstanding Investments by Formica and its Restricted Subsidiaries, except to the extent repaid in cash, in the Subsidiary so designated will be deemed to be Restricted Payments at the time of that designation and will reduce the amount available for Restricted Payments under the first paragraph of this covenant. All such outstanding Investments will be deemed to constitute Restricted Investments in an amount equal to the greater of:

          (a) the net book value of those Investments at the time of that designation; and

          (b) the fair market value of those Investments at the time of that designation. That designation will only be permitted if that Restricted Investment would be permitted at that time and if that Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

          The  amount of:

          (a) all non-cash Restricted Payments shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Formica or that Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment; and

          (b) non-cash Qualified Proceeds shall be the fair market value on the date of receipt thereof by Formica of those Qualified Proceeds. The fair market value of any non-cash Restricted Payment shall be determined by the board of directors of Formica whose resolution with respect thereto shall be delivered to the trustee.

         Not later than the date of making any Restricted Payment, Formica shall deliver to the trustee an Officers' Certificate stating that that Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Restricted Payments" were computed.

               Incurrence of Indebtedness and Issuance of Preferred Stock

          o Formica will not, and will not permit any of its Restricted Subsidiaries to incur any Indebtedness, including Acquired Indebtedness

          o Formica will not, and will not permit any of its Restricted Subsidiaries to, issue any shares of Disqualified Stock

          o Formica will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock

          However, Formica or any Restricted Subsidiary may

          o    incur Indebtedness, including Acquired Indebtedness or

          o    issue shares of Disqualified Stock

          if the Fixed Charge Coverage Ratio for Formica's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which that additional Indebtedness is incurred or that Disqualified Stock is issued would have been at least 2.0 to 1, determined on a consolidated pro forma basis, including a pro forma application of the net proceeds therefrom, as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of that four-quarter period.

         The provisions of the first paragraph of this covenant will not apply to the incurrence of any of the following items of Indebtedness (collectively, "Permitted Indebtedness"):

          (a) the incurrence by Formica and its Restricted Subsidiaries of Indebtedness under the New Credit Facility and the Foreign Credit Facilities; provided that the aggregate principal amount of all Indebtedness (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Formica and those Restricted Subsidiaries thereunder) then classified as having been incurred in reliance upon this clause
               (a) that remains outstanding under the New Credit Facility and the Foreign Credit Facilities after giving effect to those incurrence does not exceed an amount equal to $280.0 million;

          (b) the incurrence by Formica and its Restricted Subsidiaries of Existing Indebtedness;

          (c) the incurrence by Formica of Indebtedness represented by the notes and the indenture;

          (d) the incurrence by Formica and its Restricted Subsidiaries of Indebtedness denominated in Spanish pesetas, or a European common currency as a result of the implementation of European Monetary Union and the cessation of use of Spanish pesetas as the lawful currency of the Republic of Spain, in an aggregate principal amount or accreted value, as applicable not to exceed $10.0 million outstanding after giving effect to that incurrence;

          (e) the incurrence by Formica or any of its Restricted Subsidiaries of Indebtedness represented by Capital Expenditure Indebtedness, Capital Lease Obligations or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of

               --   property, plant or equipment or

               -- Capital Stock of a Person that becomes a Restricted Subsidiary to the extent of the fair market value of the property, plant or equipment so acquired used in the business of Formica or that Restricted Subsidiary, in an aggregate principal amount or accreted value, as applicable, not to exceed $30.0 million outstanding after giving effect to those incurrence;

          (f) indebtedness arising from agreements of Formica or any Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of that business, assets or Restricted Subsidiary for the purpose of financing that acquisition; provided that

               (A) those Indebtedness is not reflected on the balance sheet of Formica or any Restricted Subsidiary and

               (B) the maximum assumable liability in respect of that Indebtedness shall at no time exceed the gross proceeds including non-cash proceeds actually received by Formica and/or that Restricted Subsidiary in connection with those disposition.

For purposes of clause (A), contingent obligations referred to in a footnote or footnotes to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on those balance sheet. For purposes of clause (B), the fair market value of non-cash proceeds will be measured at the time received and without giving effect to any subsequent changes in value.

          (g) the incurrence by Formica or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness, other than intercompany Indebtedness, that was permitted by the indenture to be incurred;

          (h) the incurrence by Formica or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Formica and/or any of its Restricted Subsidiaries; provided that

               (1) if Formica is the obligor on those Indebtedness, that Indebtedness is expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes and

               (2)(A) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Formica or a Restricted Subsidiary thereof and

               (B) any sale or other transfer of any such Indebtedness to a Person that is not either Formica or a Restricted Subsidiary thereof shall be deemed, in each case, to constitute an incurrence of that Indebtedness by Formica or that Restricted Subsidiary, as the case may be, that was not permitted by this clause (h);

          (i) the incurrence by Formica or any of its Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging

               (A) interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of this indenture to be outstanding and

               (B) exchange rate risk with respect to agreements or Indebtedness of that Person payable denominated in a currency other than U.S. dollars,

provided that the agreements do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder;

          (j) the guarantee by Formica or any of its Restricted Subsidiaries of Indebtedness of Formica or a Restricted Subsidiary of Formica that was permitted to be incurred by another provision of this covenant;

          (k) the incurrence by Formica or any of its Restricted Subsidiaries of Indebtedness in connection with an acquisition in an aggregate principal amount or accreted value, as applicable, not to exceed $50.0 million outstanding after giving effect to that incurrence;

          (l) obligations in respect of performance and surety bonds and completion guarantees provided by Formica or any Restricted Subsidiary in the ordinary course of business; and

          (m) the incurrence by Formica or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount or accreted value, as applicable, outstanding after giving effect to that incurrence, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred under this clause (m), not to exceed $40.0 million.

         For purposes of determining compliance with this covenant:

          o in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (a) through (m) above or is entitled to be incurred under the first paragraph of this covenant, Formica shall, in its sole discretion, classify that item of Indebtedness in any manner that complies with this covenant and that item of Indebtedness will be treated as having been incurred under only one of those clauses or under the first paragraph hereof.

          o Formica may, at any time, change the classification of an item of Indebtedness or any portion thereof to any other clause or to the first paragraph hereof provided that Formica would be permitted to incur that item of Indebtedness or that portion thereof under such other clause or the first paragraph hereof, as the case may be, at that time of reclassification.

          o Accrual of interest, accretion or amortization of original issue discount will not be deemed to be an incurrence of Indebtedness for purposes of this covenant.

         All Indebtedness under the New Credit Facility and the Foreign Credit Facilities outstanding on the date on which notes were first issued and authenticated under the indenture shall be deemed to have been incurred on that date in reliance on the first paragraph of the covenant described under the caption "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock." As a result, Formica will be permitted to incur significant additional secured indebtedness under clause (a) of the definition of "Permitted Indebtedness." (See "Risk Factors.")

         Liens

         Formica will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien, other than a Permitted Lien, that secures obligations under any Pari Passu Indebtedness or subordinated Indebtedness of Formica on:

          o any asset or property now owned or hereafter acquired by Formica or any of its Restricted Subsidiaries, or

          o    any income or profits therefrom or

          o    assign or convey any right to receive income therefrom,

unless the notes are equally and ratably secured with the obligations so secured until that time as those obligations are no longer secured by a Lien.

         In any case involving a Lien securing subordinated Indebtedness of Formica, that Lien must be subordinated to the Lien securing the notes to the same extent that the subordinated Indebtedness is subordinated to the notes.

     Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

         Formica will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to

          (a)(1) pay dividends or make any other distributions to Formica or any of its Restricted Subsidiaries

               (A)  on its Capital Stock or

               (B) with respect to any other interest or participation in, or measured by, its profits, or

          (2) pay any Indebtedness owed to Formica or any of its Restricted Subsidiaries,

          (b) make loans or advances to Formica or any of its Restricted Subsidiaries or

          (c) transfer any of its properties or assets to Formica or any of its Restricted Subsidiaries.

         However, the foregoing restrictions will not apply to encumbrances or restrictions existing under or by reason of:

          (a)  Existing Indebtedness as in effect on the date of the indenture;

          (b) the New Credit Facility as in effect as of the date of the indenture, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof;

          (c)  the indenture and the notes;

          (d)  applicable law and any applicable rule, regulation or order;

          (e) any agreement or instrument of a Person acquired by Formica or any of its Restricted Subsidiaries as in effect at the time of such acquisition, except to the extent created in contemplation of such acquisition, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, that Indebtedness was permitted by the terms of the indenture to be incurred;

          (f) customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices;

          (g) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (e) above on the property so acquired;

          (h) contracts for the sale of assets, including, without limitation, customary restrictions with respect to a Subsidiary under an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of that Subsidiary;

          (i) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing that Permitted Refinancing Indebtedness are, in the good faith judgment of Formica's board of directors, not materially less favorable, taken as a whole, to the holders of the notes than those contained in the agreements governing the Indebtedness being refinanced;

          (j) secured Indebtedness otherwise permitted to be incurred under the covenants described under "--Incurrence of Indebtedness and Issuance of Preferred Stock" and "--Liens" that limit the right of the debtor to dispose of the assets securing that Indebtedness;

          (k) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

          (l) other Indebtedness or Disqualified Stock of Restricted Subsidiaries permitted to be incurred subsequent to the Issuance Date under the provisions of the covenant described under "--Incurrence of Indebtedness and Issuance of Preferred Stock";

          (m) customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business; and

          (n) restrictions created in connection with any Receivables Facility that, in the good faith determination of the board of directors of Formica, are necessary or advisable to effect that Receivables Facility.

         Merger, Consolidation, or Sale of Assets

         Formica may not

          >> consolidate or merge with or into another Person, whether or not Formica is the surviving corporation, or

          >> sell, assign, transfer, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another Person unless:

          (a) Formica is the surviving corporation or the Person formed by or surviving any such consolidation or merger, if other than Formica, or to which that sale, assignment, transfer, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

          (b) the Person formed by or surviving any such consolidation or merger, if other than Formica, or the Person to which that sale, assignment, transfer, conveyance or other disposition shall have been made assumes all the obligations of Formica under the Registration Rights Agreement, the notes and the indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the trustee;

          (c) immediately after that transaction no Default or Event of Default exists; and

          (d) Formica or the Person formed by or surviving any such consolidation or merger, if other than Formica, or to which that sale, assignment, transfer, conveyance or other disposition shall have been made

               (1) will, at the time of that transaction and after giving pro forma effect thereto as if that transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness under the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock" or

               (2) would, together with its Restricted Subsidiaries, have a higher Fixed Charge Coverage Ratio immediately after that transaction, after giving pro forma effect thereto as if that transaction had occurred at the beginning of the applicable four-quarter period, than the Fixed Charge Coverage Ratio of Formica and its Restricted Subsidiaries immediately prior to that transaction.

         The foregoing clause (d) will not prohibit

          o a merger between Formica and a Wholly-Owned Subsidiary of Holdings created for the purpose of holding the Capital Stock of Formica

          o    a merger between Formica and a Wholly-Owned Restricted
               Subsidiary

          o a merger between Formica and an Affiliate incorporated solely for the purpose of reincorporating Formica in another State of the United States so long as, in each case, the amount of Indebtedness of Formica and its Restricted Subsidiaries is not increased thereby.

         Formica will not lease all or substantially all of its assets to any Person.

         Transactions with Affiliates

         Formica will not, and will not permit any of its Restricted Subsidiaries to

          o    make any payment to, or

          o sell, lease, transfer or otherwise dispose of any of its properties or assets to, or

          o    purchase any property or assets from, or

          o enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of,

any Affiliate of Formica (each of the foregoing, an "Affiliate Transaction"), unless:

     (a) that Affiliate Transaction is on terms that are no less favorable to Formica or that Restricted Subsidiary than those that would have been obtained in a comparable transaction by Formica or that Restricted Subsidiary with an unrelated Person; and

     (b) Formica delivers to the trustee, with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $7.5 million, either

          (1) a resolution of the board of directors set forth in an Officers' Certificate certifying that the Affiliate Transaction complies with clause (a) above and that that Affiliate Transaction has been approved by a majority of the disinterested members of the board of directors or

          (2) an opinion as to the fairness to the holders of that Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

Notwithstanding the foregoing, the following items shall not be deemed to be Affiliate Transactions:

     (a) customary directors' fees, indemnification or similar arrangements or any employment agreement or other compensation plan or arrangement entered into by Formica or any of its Restricted Subsidiaries in the ordinary course of business, including ordinary course loans to employees not to exceed (1) $5.0 million outstanding in the aggregate at any time and (2) $2.0 million to any one employee) and consistent with the past practice of Formica or that Restricted Subsidiary;

     (b)  transactions between or among Formica and/or its Restricted
          Subsidiaries;

     (c) payments of customary fees by Formica or any of its Restricted Subsidiaries to DLJ Merchant Banking and its Affiliates made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which are approved by a majority of the board of directors in good faith;

     (d) any agreement as in effect on the date of the indenture or any amendment thereto, so long as that amendment is not disadvantageous to the holders of the notes in any material respect, or any transaction contemplated thereby;

     (e)  payments and transactions in connection with

          o    the Acquisition and the Acquisition Financing

          o the New Credit Facility, including commitment, syndication and arrangement fees payable thereunder, and

          o the offering, including underwriting discounts and commissions in connection therewith,

          o and the application of the proceeds thereof, and the payment of the fees and expenses with respect thereto;

     (f) Restricted Payments that are permitted by the provisions of the indenture described under the caption "--Restricted Payments" and any Permitted Investments;

     (g) sales of accounts receivable, or participations therein, in connection with any Receivables Facility; and

     (h) transactions under the Intercompany Note, and any amendment or refinancing thereof.

         Sale and Leaseback Transactions

         Formica will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that Formica or any Restricted Subsidiary may enter into a sale and leaseback transaction if:

          (a) Formica or that Restricted Subsidiary, as the case may be, could have

               (1) incurred Indebtedness in an amount equal to the Attributable Indebtedness relating to that sale and leaseback transaction under the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock" and

               (2) incurred a Lien to secure that Indebtedness under the covenant described under the caption "--Liens";

               (b) the gross cash proceeds of that sale and leaseback transaction are at least equal to the fair market value, as determined in good faith by the board of directors and set forth in an Officers' Certificate delivered to the trustee, of the property that is the subject of that sale and leaseback transaction; and

               (c) the transfer of assets in that sale and leaseback transaction is permitted by, and Formica applies the proceeds of that transaction in compliance with, the covenant described under the caption "Repurchase at the Option of Holders--Asset Sales."

         No Senior Subordinated Indebtedness

         Formica will not Incur any Indebtedness that is subordinate or junior in right of payment to any Senior Indebtedness and senior in right of payment to the notes.

         Reports

         Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, Formica will furnish to the holders of notes:

          (a) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if Formica were required to file those Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by Formica's certified independent accountants; and

          (b) all current reports that would be required to be filed with the SEC on Form 8-K if Formica were required to file those reports, in each case, within the time periods specified in the SEC's rules and regulations.

         However, Formica may deliver financial information with respect to its direct or indirect parent if Formica delivers to the trustee an Officer's Certificate certifying that the financial information is substantially equivalent to the financial information with respect to Formica)

         In addition:

               o following the completion of the exchange offer contemplated by the Registration Rights Agreement, whether or not required by the rules and regulations of the SEC, Formica will file a copy of all that information and reports with the SEC for public availability within the time periods specified in the SEC's rules and regulations, unless the SEC will not accept such a filing, and make that information available to securities analysts and prospective investors upon request

               o for so long as any notes remain outstanding, it will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered under Rule 144A(d)(4) under the Securities Act.

         Events of Default and Remedies

         Each of the following constitutes an Event of Default:

          (a) default for 30 days in the payment when due of interest on, or liquidated damages with respect to, the notes, whether or not prohibited by the subordination provisions of the indenture;

          (b) default in payment when due of the principal of or premium, if any, on the notes, whether or not prohibited by the subordination provisions of the indenture;

          (c) failure by Formica or any of its Restricted Subsidiaries for 30 days after receipt of notice from the trustee or holders of at least 25% in principal amount of the notes then outstanding to comply with the provisions described under the captions "Repurchase at the Option of Holders--Change of Control," "--Asset Sales," "Certain Covenants--Restricted Payments," "--Incurrence of Indebtedness and Issuance of Preferred Stock" or "Merger, Consolidation or Sale of Assets";

          (d) failure by Formica for 60 days after notice from the trustee or the holders of at least 25% in principal amount of the notes then outstanding to comply with any of its other agreements in the indenture or the notes;

          (e) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Formica or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Formica or any of its Restricted Subsidiaries), whether that Indebtedness or guarantee now exists, or is created after the date of the indenture, which default

                (1) is caused by a failure to pay Indebtedness at its stated
                    final maturity, after giving effect to any applicable grace period provided in that Indebtedness (a "Payment Default") or

                (2) results in the acceleration of that Indebtedness prior to its stated final maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

           (f) failure by Formica or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $10.0 million, net of any amounts with respect to which a reputable and creditworthy insurance company has acknowledged liability in writing, which judgments are not paid, discharged or stayed for a period of 60 days; and

           (g) specified events of bankruptcy or insolvency with respect to Formica or any of its Restricted Subsidiaries that is a Significant Subsidiary.

         If any Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately. However, so long as any Indebtedness permitted to be incurred under the New Credit Facility shall be outstanding, that acceleration shall not be effective until the earlier of:

          (a) an acceleration of any such Indebtedness under the New Credit Facility; or

          (b) five business days after receipt by Formica and the administrative agent under the New Credit Facility of written notice of that acceleration.

         Notwithstanding the preceding paragraph, in the case of an Event of Default arising from specified events of bankruptcy or insolvency with respect to Formica or any Significant Subsidiary, all outstanding notes will become due and payable without further action or notice. Holders of the notes may not enforce the indenture or the notes except as provided in the indenture.

         In the event of a declaration of acceleration of the notes because an Event of Default has occurred and is continuing as a result of the acceleration of any Indebtedness described in clause (e), the declaration of acceleration of the notes shall be automatically annulled if the holders of any Indebtedness described in clause (e) have rescinded the declaration of acceleration in respect of that Indebtedness within 30 days of the date of that declaration and if

          (1) the annulment of the acceleration of the notes would not conflict with any judgment or decree of a court of competent jurisdiction and

          (2) all existing Events of Default, except non-payment of principal or interest on the notes that became due solely because of the acceleration of the notes, have been cured or waived.

The following is a brief summary of the provisions of the indenture relating to enforcement of the indenture:

     o Formica is required to deliver to the trustee annually a statement regarding compliance with the indenture.

     o Formica is also required upon becoming aware of any Default or Event of Default to deliver to the trustee a statement specifying that Default or Event of Default.

     o The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default, except a Default or Event of Default relating to the payment of principal or interest, if it determines that withholding notice is in their interest.

     o Subject to specified limitations described in the indenture, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power.

     o The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the notes.

          No Personal Liability of Member, Directors, Officers, Employees and Stockholders

          No member, director, officer, employee, incorporator or stockholder of Formica, as such, shall have any liability for any obligations of Formica under the notes or the indenture or for any claim based on, in respect of, or by reason of, those obligations or their creation. Each holder of notes by accepting a note waives and releases all that liability. The waiver and release are part of the consideration for issuance of the notes. That waiver may not be effective to waive liabilities under the federal securities laws. It is the view of the SEC that the waiver is against public policy.

          Legal Defeasance and Covenant Defeasance

          Formica may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes, and the indenture ("Legal Defeasance") except for:

          (a) the rights of holders of outstanding notes to receive payments in respect of the principal of, premium, if any, and interest and liquidated damages, if any, on those notes when those payments are due from the trust referred to below;

          (b) Formica's obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

          (c) the rights, powers, trusts, duties and immunities of the trustee, and Formica's obligations in connection therewith; and

          (d)  the Legal Defeasance provisions of the indenture.

          In addition, Formica may, at its option and at any time, elect to have its obligations released with respect to specified covenants that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with those obligations shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, some events described under "Events of Default and Remedies" will no longer constitute an Event of Default with respect to the notes.

          In order to exercise either Legal Defeasance or Covenant Defeasance:

          (a) Formica must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in those amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest and liquidated damages, if any, on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and Formica must specify whether the notes are being defeased to maturity or to a particular redemption date;

          (b) in the case of Legal Defeasance, Formica shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that

               (1) Formica has received from, or there has been published by, the Internal Revenue Service a ruling or

               (2) since the date of the indenture, there has been a change in the applicable federal income tax law,

          in either case to the effect that, and based thereon that opinion of counsel shall confirm that, subject to customary assumptions and exclusions, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of that Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if that Legal Defeasance had not occurred;

          (c) in the case of Covenant Defeasance, Formica shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that, subject to customary assumptions and exclusions, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of that Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if that Covenant Defeasance had not occurred;

          (d) no Default or Event of Default shall have occurred and be continuing on the date of that deposit, other than a Default or Event of Default resulting from the borrowing of funds to be applied to that deposit, or, insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 123rd day after the date of deposit;

          (e) that Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument, other than the indenture, to which Formica or any of its Subsidiaries is a party or by which Formica or any of its Subsidiaries is bound;

          (f) Formica must have delivered to the trustee an opinion of counsel to the effect that, subject to customary assumptions and exclusions, after the 123rd day following the deposit, the trust funds will not be subject to the effect of Section 547 of the United States Bankruptcy Code or any analogous New York State law provision or any other applicable federal or New York bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;

          (g) Formica must deliver to the trustee an Officers' Certificate stating that the deposit was not made by Formica with the intent of preferring the holders of notes over the other creditors of Formica with the intent of defeating, hindering, delaying or defrauding creditors of Formica or others; and

          (h) Formica must deliver to the trustee an Officers' Certificate and an opinion of counsel, which opinion may be subject to customary assumptions and exclusions, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

         Transfer and Exchange

         A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. Formica may require a holder to pay any taxes and fees required by law or permitted by the indenture. Formica is not required to transfer or exchange any note selected for redemption. Also, Formica is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed. The registered holder of a note will be treated as the owner of it for all purposes.

         Amendment, Supplement and Waiver

         Generally, the indenture and the notes may be amended or supplemented with majority consent

         Except as provided in the next two paragraphs,

          o the indenture and the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding and

          o    any

               >>   existing default or

               >> compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes.

         Consents include those obtained in connection with a purchase of, or tender offer or exchange offer for, notes.

         The following provisions of the indenture and the notes may not be amended, with respect to notes held by a non-consenting holder, without unanimous consent

         Without the consent of each holder affected, an amendment or waiver may not, with respect to any notes held by a non-consenting holder:

          (a) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

          (b) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes, other than the provisions described under the caption "--Repurchase at the Option of Holders";

          (c) reduce the rate of or extend the time for payment of interest on any note;

          (d) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest or liquidated damages on the notes, except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from that acceleration;

          (e) make any note payable in money other than that stated in the notes;

          (f) make any change in the provisions of the indenture relating to waivers of past Defaults;

          (g) waive a redemption payment with respect to any note, other than the provisions described under the caption "--Repurchase at the Option of Holders"; or

          (h) make any change in the foregoing amendment and waiver provisions.

          The following provisions of the indenture and the notes may be amended or supplemented with two-thirds consent

          Notwithstanding the preceding paragraphs, any

          (1) amendment to or waiver of the covenant described under the caption "--Repurchase at the Option of Holders--Change of Control," and

          (2) amendment to the provisions of article in the indenture which relates to subordination will require the consent of the holders of at least two-thirds in aggregate principal amount of the notes then outstanding if that amendment would materially adversely affect the rights of holders of notes.

         Notwithstanding the preceding paragraphs, without the consent of any holder of notes, Formica and the trustee may amend or supplement the indenture or the notes:

          o    to cure any ambiguity, defect or inconsistency

          o to provide for uncertificated notes in addition to or in place of certificated notes

          o to provide for the assumption of Formica's obligations to holders of notes in the case of a merger or consolidation or sale of all or substantially all of Formica's assets

          o to make any change that would provide any additional rights or benefits to the holders of notes or that does not materially adversely affect the legal rights under the indenture of any such holder

          o to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust indenture Act

          o    to provide for guarantees of the notes.

         Governing Law

         The indenture and the notes are governed by, and constructed in accordance with, the laws of the State of New York, without regard to its conflict of law principles.

         Concerning the Trustee

         The indenture contains limitations on the rights of the trustee, should it become a creditor of any Company, to obtain payment of claims in some cases, or to realize on some property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions. However, if it acquires any conflicting interest it must eliminate that conflict within 90 days, apply to the SEC for permission to continue or resign. Summit Bank, which is acting as the trustee, purchased old notes in the initial offering.

         The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to specified exceptions. The indenture provides that in case an Event of Default shall occur which shall not be cured, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to those provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless that holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

         Book-Entry, Delivery and Form

         The certificates representing the new notes will be issued in fully registered form, without coupons. Except as described below, the new notes will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, and registered in the name of Cede & Co. as DTC's nominee, in the form of a registered global note.


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


         The Global Note. Formica expects that under procedures established by DTC (a) upon deposit of the global note, DTC or its custodian will credit on its internal system interests in the global notes to the accounts of participants who have accounts with DTC and (b) ownership of the global note will be shown on, and the transfer of ownership thereof will be effected only through

          o records maintained by DTC or its nominee with respect to interests of participants and

          o the records of participants with respect to interests of persons other than participants.

         Ownership of beneficial interests in the global note will be limited to participants or persons who hold interests through participants.

         So long as DTC or its nominee is the registered owner or holder of the new notes, DTC or that nominee will be considered the sole owner or holder of the new notes represented by the global note for all purposes under the indenture. No beneficial owner of an interest in the global note will be able to transfer that interest except in accordance with DTC's procedures, in addition to those provided for under the indenture with respect to the new notes.

         Payments of the principal of or premium and interest on the global note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of Formica, the trustee or any paying agent under the indenture will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global note or for maintaining, supervising or reviewing any records relating to that beneficial ownership interest.

         We expect that DTC or its nominee, upon receipt of any payment of the principal of or premium and interest on the global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of that global note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through those participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for those customers. Those payments will be the responsibility of those participants.

         Transfers between participants in DTC will be effected in accordance with DTC rules and will be settled in immediately available funds. If a holder requires physical delivery of a certificated exchange note for any reason, including to sell new notes to persons in states which require physical delivery of the new notes or to pledge those securities, that holder must transfer its interest in the global note in accordance with the normal procedures of DTC and with the procedures set forth in the indenture.

         DTC has advised us that DTC will take any action permitted to be taken by a holder of new notes, including the presentation of new notes for exchange as described below, only at the direction of one or more Participants to whose account at DTC interests in the global note are credited and only in respect of that portion of the aggregate principal amount of new notes as to which that participant or participants has or have given that direction. However, if there is an event of default under the indenture, DTC will exchange the global note for certificated new notes, which it will distribute to its participants.

         DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered under the provisions of
Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and various other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

         Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interest in the global notes among Participants, it is under no obligation to perform those procedures, and those procedures may be discontinued at any time. Neither Formica nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.
          Certificated Notes. Interests in the global notes will be exchangeable or transferable, as the case may be, for certificated notes if

          (1)  DTC

               (a) notifies us that it is unwilling or unable to continue as depositary for the global registered notes and we fail to appoint a successor depositary or

               (b) has ceased to be a clearing agency registered under the Exchange Act,

          (2) we, at our option, notify the trustee in writing that we elect to cause the issuance of the notes in certificated form or

          (3) a default or an event of default with respect to the notes has occurred and is continuing.

         In addition, you may exchange beneficial interests in the notes for certificated notes upon request but only upon at least 20 days' prior written notice given to the trustee by or on behalf of DTC in accordance with customary procedures.

         In all cases, certificated notes delivered in exchange for any global notes or beneficial interest therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary in accordance with its customary procedures.

         Certain Definitions

         Set forth below are many defined terms used in the indenture. You should read the indenture for the definition of any other capitalized terms used in this description of the notes for which no definition is provided.

         "Accounts Receivable Subsidiary" means an Unrestricted Subsidiary of Formica to which Formica or any of its Restricted Subsidiaries sells any of its accounts receivable under a Receivables Facility.

         "Acquired Indebtedness" means, with respect to any specified Person:

          (a) Indebtedness of any other Person existing at the time that other Person is merged with or into or became a Subsidiary of that specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, that other Person merging with or into or becoming a Subsidiary of that specified Person; and

          (b) Indebtedness secured by a Lien encumbering an asset acquired by that specified Person at the time that asset is acquired by that specified Person.

         "Acquisition" means the acquisition of Holdings and some affiliates of Holdings by Laminates for consideration of $405.4 million plus or minus any subsequent purchase price adjustment, the merger of LMS I, a subsidiary of Laminates, into Holdings, the merger of LMS II, a subsidiary of LMS I, into Formica, the merger of LMS III, a subsidiary of LMS II, into Formica International and the contribution by Laminates to Formica of the stock of those affiliates of Holdings.

         "Acquisition Financing" means:

          (a) the issuance and sale by Formica or its predecessor, LMS II of senior subordinated increasing rate notes;

          (b) the execution and delivery by Formica or its predecessor and some of its subsidiaries of the New Credit Facility and the borrowing of loans thereunder;

          (c) the issuance and sale by Laminates of common stock and preferred stock for consideration;

          (d) the issuance and sale by LMS I of its preferred stock and warrants to purchase Laminates common stock, the proceeds of each of which were used to fund the purchase price for the Acquisition and related fees and expenses; and

          (e) the issuance and sale by Formica of the notes and repayment of all amounts owed in connection with the senior subordinated increasing rate notes.

         "Affiliate" of any specified Person means any other Person which, directly or indirectly, controls, is controlled by or is under direct or indirect common control with, that specified Person. For purposes of this definition, "control," when used with respect to any Person, means the power to direct the management and policies of that Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

         "Asset Sale" means;


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


         (a) the sale, lease, conveyance, disposition or other transfer (a "disposition") of any properties, assets or rights, including, without limitation, by way of a sale and leaseback; and

         (b) the issuance, sale or transfer by Formica or any of its Restricted Subsidiaries of Equity Interests of any of Formica's Restricted Subsidiaries, in the case of either clause (a) or (b), whether in a single transaction or a series of related transactions

              (1) that have a fair market value in excess of $5.0 million or

              (2) for net proceeds in excess of $5.0 million.

         Notwithstanding the foregoing, the following items shall not be deemed to be Asset Sales:

          o    dispositions in the ordinary course of business;

          o a disposition of assets by Formica to a Restricted Subsidiary or by a Restricted Subsidiary to Formica or to another Restricted Subsidiary;

          o a disposition of Equity Interests by a Restricted Subsidiary to Formica or to another Restricted Subsidiary;

          o the sale and leaseback of any assets within 90 days of the acquisition thereof;

          o    foreclosures on assets;

          o any exchange of like property under Section 1031 of the Internal Revenue Code of 1986, as amended, for use in a Permitted Business;

          o any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

          o a Permitted Investment or a Restricted Payment that is permitted by the covenant described under the caption "--Restricted Payments"; and

          o sales of accounts receivable, or participations therein, in connection with any Receivables Facility.

          In addition, the sale, lease, conveyance or other disposition of all or substantially all of the assets of Formica and its Subsidiaries taken as a whole will be governed by the provisions of the indenture described under the caption "--Change of Control" and/or the provisions described under the caption "--Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant.

         "Attributable Indebtedness" in respect of a sale and leaseback transaction means, at the time of determination, the present value, discounted at the rate of interest implicit in that transaction, determined in accordance with GAAP, of the obligation of the lessee for net rental payments during the remaining term of the lease included in that sale and leaseback transaction, including any period for which that lease has been extended or may, at the option of the lessor, be extended.

         "Capital Expenditure Indebtedness" means Indebtedness incurred by any Person to finance the purchase or construction or any property or assets acquired or constructed by that Person which have a useful life or more than one year so long as:

          (a) the purchase or construction price for that property or assets is included in "addition to property, plant or equipment" in accordance with GAAP;

          (b) the acquisition or construction of that property or assets is not part of any acquisition of a Person or line of business; and

          (c) that Indebtedness is incurred within 90 days of the acquisition or completion of construction of that property or assets.

         "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

         "Capital Stock" means:

          (a)  in the case of a corporation, corporate stock;

          (b) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents, however designated, of corporate stock;

          (c) in the case of a partnership or limited liability company, partnership or membership interests, whether general or limited; and

          (d) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

         "Cash Equivalents" means:

          (a)  Government Securities;

          (b) any certificate of deposit maturing not more than 365 days after the date of acquisition issued by, or demand deposit or time deposit of, an Eligible Institution or any lender under the New Credit Facility;

          (c) commercial paper maturing not more than 365 days after the date of acquisition of an issuer (other than an Affiliate of Formica) with a rating, at the time as of which any investment therein is made, of "A-3" or higher according to S&P or "P-2" or higher according to Moody's or carrying an equivalent rating by a nationally recognized rating agency if both of the two named rating agencies cease publishing ratings of investments;

          (d) any bankers acceptances of money market deposit accounts issued by an Eligible Institution; and

          (e) any fund investing exclusively in investments of the types described in clauses (a) through (d) above; and

          (f) in the case of any Subsidiary organized or having its principal place of business outside the United States, investments denominated in the currency of the jurisdiction in which that Subsidiary is organized or has its principal place of business which are similar to the items specified in clauses (a) through
               (e) above, including without limitation any deposit with a bank that is a lender to any Restricted Subsidiary.

         "Change of Control" means the occurrence of any of the following:

               (1) the sale, lease, transfer, conveyance or other disposition other than by way of merger or consolidation, in one or a series of related transactions, of all or substantially all of the assets of Formica and its Subsidiaries, taken as a whole, to any "person" or "group" (as those terms are used in Section 13(d) of the Exchange Act), other than the Principals and their Related Parties;

               (2) the adoption of a plan for the liquidation or dissolution of Formica;

               (3) the consummation of any transaction, including, without limitation, any merger or consolidation, the result of which is that any "person" or "group" (as those terms are used in Section 13(d) of the Exchange Act), other than the Principals and their Related Parties, becomes the "beneficial owner" (as that term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly through one or more intermediaries, of 50% or more of the voting power of the outstanding voting stock of Formica; or

               (4) the first day on which a majority of the members of the board of directors of Formica are not Continuing Members.

         Please note that although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require Formica to repurchase those notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Formica and its Subsidiaries taken as a whole to another Person or group may be uncertain.

         "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of that Person and its Restricted Subsidiaries for that period plus, to the extent deducted in computing Consolidated Net Income:

          (a) an amount equal to any extraordinary or non-recurring loss plus any net loss realized in connection with an Asset Sale;

          (b) provision for taxes based on income or profits of that Person and its Restricted Subsidiaries for that period;


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


          (c)  Fixed Charges of that Person for that period;

          (d) depreciation, amortization, including amortization of goodwill and other intangibles, and all other non-cash charges, excluding any such non-cash charge, other than the 1998 Charges, to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period, of that Person and its Restricted Subsidiaries for that period;

          (e)  net periodic post-retirement benefits;

          (f) other income or expense net as set forth on the face of that Person's statement of operations;

          (g) expenses and charges of Formica related to the Acquisition and Acquisition Financing, the New Credit Facility and the application of the proceeds thereof which are paid, taken or otherwise accounted for within 180 days of the completion of the Acquisition and the Acquisition Financing; and

          (h) any non-capitalized transaction costs incurred in connection with actual, proposed or abandoned financings, acquisitions or divestitures, including, but not limited to, financing and refinancing fees and costs incurred in connection with the Acquisition and Acquisition Financing, in each case, on a consolidated basis and determined in accordance with GAAP. Notwithstanding the preceding, the provision for taxes based on the income or profits of, the Fixed Charges of, and the depreciation and amortization and other non-cash charges of, a Restricted Subsidiary of a Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent and in the same proportion that Net Income of that Restricted Subsidiary was included in calculating the Consolidated Net Income of that Person.

         "Consolidated Interest Expense" means, with respect to any Person for any period, the sum of, without duplication:

          (a) the interest expense of that Person and its Restricted Subsidiaries for that period, on a consolidated basis, determined in accordance with GAAP including:

               o    amortization of original issue discount,

               o    non-cash interest payments,

               o the interest component of all payments associated with Capital Lease Obligations,

               o    imputed interest with respect to Attributable Debt,

               o commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and

               o    net payments, if any, under Hedging Obligations.

          However, in no event shall any amortization of deferred financing costs be included in Consolidated Interest Expense); and

          (b) the consolidated capitalized interest of that Person and its Restricted Subsidiaries for that period, whether paid or accrued; and

          (c) Receivables Fees shall be deemed not to constitute Consolidated Interest Expense.

         Notwithstanding the preceding, the Consolidated Interest Expense with respect to any Restricted Subsidiary that is not a Wholly Owned Restricted Subsidiary shall be included only to the extent and in the same proportion that the net income of that Restricted Subsidiary was included in calculating Consolidated Net Income.

         "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of that Person and its Restricted Subsidiaries for that period, on a consolidated basis, determined in accordance with GAAP; provided that:

          (a) the Net Income or loss of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Restricted Subsidiary thereof;

          (b) the Net Income or loss of any Restricted Subsidiary other than a Subsidiary organized or having its principal place of business outside the United States shall be excluded to the extent


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


               that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income or loss is not at the date of determination permitted without any prior governmental approval that has not been obtained or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary;

          (c) the Net Income or loss of any Person acquired in a pooling of interests transaction for any period prior to the date of that acquisition shall be excluded; and

          (d) the cumulative effect of a change in accounting principles shall be excluded.

         "Continuing Members" means, as of any date of determination, any member of the board of directors of Formica who:

          (1) was a member of that board of directors immediately after completion of the Acquisition and the Acquisition Financing; or

          (2) was nominated for election or elected to that board of directors with the approval of, or whose election to the board of directors was ratified by, at least a majority of the Continuing Members who were members of that board of directors at the time of that nomination or election.

          "CVC" means CVC European Equity Partners, L.P. and CVC European Equity Partners (Jersey) L.P., and their respective Affiliates.

         "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

         "Designated Noncash Consideration" means the fair market value of non-cash consideration received by Formica or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an Officers' Certificate, setting forth the basis of that valuation, executed by the principal executive officer and the principal financial officer of Formica, less the amount of cash or Cash Equivalents received in connection with a sale of that Designated Noncash Consideration.

         "Designated Senior Indebtedness" means

          (1)  any Indebtedness outstanding under the New Credit Facility; and

          (2) any other Senior Indebtedness permitted under the indenture the principal amount of which is $25.0 million or more and that has been designated by Formica in writing to the trustee as "Designated Senior Indebtedness."

         "Disqualified Stock" means any Capital Stock that

          (1) by its terms or by the terms of any security into which it is convertible, or for which it is exchangeable, or

          (2) upon the happening of any event other than any event solely within the control of Formica,

matures or is mandatorily redeemable, under a sinking fund obligation or otherwise, is exchangeable for Indebtedness (except to the extent exchangeable at the option of that Person subject to the terms of any debt instrument to which that Person is a party) or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date on which the notes mature. However,

          (1) any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require Formica to repurchase that Capital Stock upon the occurrence of a Change of Control or an Asset Sale shall not constitute Disqualified Stock if the terms of that Capital Stock provide that Formica may not repurchase or redeem any such Capital Stock under those provisions unless that repurchase or redemption complies with the covenant described under the caption "--Certain Covenants--Restricted Payments" and

          (2) if that Capital Stock is issued to any plan for the benefit of employees of Formica or its Subsidiaries or by any such plan to those employees, that Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by Formica in order to satisfy applicable statutory or regulatory obligations.

          "DLJ Merchant Banking" means DLJ Merchant Banking Partners II, L.P. and its Affiliates.


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


         "Domestic Subsidiary" means a Subsidiary that is organized under the laws of the United States or any State, district or territory thereof.

         "Eligible Institution" means a commercial banking institution that has combined capital and surplus not less than $100.0 million or its equivalent in foreign currency, whose short-term debt is rated "A-3" or higher according to Standard & Poor's Ratings Group ("S&P") or "P-2" or higher according to Moody's Investor Services, Inc. ("Moody's") or carrying an equivalent rating by a nationally recognized rating agency if both of the two named rating agencies cease publishing ratings of investments.

         "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

         "Existing Indebtedness" means Indebtedness of Formica and its Restricted Subsidiaries, other than Indebtedness under the New Credit Facility, in existence on the date of the indenture, until those amounts are repaid.

         "Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of:

          (a) the Consolidated Interest Expense of that Person for that period; and

          (b) all dividend payments on any series of preferred stock of that Person, other than dividends in each case, on a consolidated basis and in accordance with GAAP.

         "Fixed Charge Coverage Ratio" means, with respect to any Person for any period, the ratio of:

               the Consolidated Cash Flow of that Person for that period, exclusive of amounts attributable to discontinued operations, as determined in accordance with GAAP, or operations and businesses disposed of prior to the Calculation Date to

              the Fixed Charges of that Person for that period, exclusive of amounts attributable to discontinued operations, as determined in accordance with GAAP, or operations and businesses disposed of prior to the Calculation Date.

         In the event that the referent Person or any of its Subsidiaries incurs, assumes, guarantees or redeems any Indebtedness other than revolving credit borrowings or issues or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to that incurrence, assumption, guarantee or redemption of Indebtedness, or that issuance or redemption of preferred stock and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

         In addition, for purposes of making the computation referred to above, the Acquisition and acquisitions that have been made by Formica or any of its Subsidiaries, including all mergers or consolidations and any related financing transactions, during the four-quarter reference period or subsequent to that reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for that reference period shall be calculated to include the Consolidated Cash Flow of the acquired entities on a pro forma basis after giving effect to cost savings reasonably expected to be realized in connection with that acquisition, as determined in good faith by an officer of Formica (regardless of whether that cost savings could then be reflected in pro forma financial statements under GAAP, Regulation S-X promulgated by the SEC or any other regulation or policy of the SEC) and without giving effect to clause (c) of the proviso set forth in the definition of Consolidated Net Income.

         "Foreign Credit Facilities" means any Indebtedness of a Restricted Subsidiary organized or having its principal place of business outside the United States. Indebtedness under the Foreign Credit Facilities outstanding on the date on which the notes were first issued and authenticated under the indenture shall be deemed to have been incurred on that date in reliance on the first paragraph of the covenant described under the caption "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock."

         "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the indenture.

         "Guarantee" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner (including, without limitation, letters of credit or reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

         "Hedging Obligations" means, with respect to any Person, the obligations of that Person under:

          (a) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements;

               and

          (b) other agreements or arrangements designed to protect that Person against fluctuations in interest rates.

         "Holder" means the registered holder of any note.

         "Holdings" means FM Holdings, Inc., a Delaware corporation, the corporate parent of Formica, or its successors.

         "Incur" means to directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise

         "Indebtedness" means, with respect to any Person, any indebtedness of that Person in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any that balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of that Person prepared in accordance with GAAP, as well as all Indebtedness of others secured by a Lien on any asset of that Person (whether or not that Indebtedness is assumed by that Person) and, to the extent not otherwise included, the guarantee by that Person of any Indebtedness of any other Person, provided that Indebtedness shall not include the pledge by Formica of the Capital Stock of an Unrestricted Subsidiary of Formica to secure Non-Recourse Debt of that Unrestricted Subsidiary. The amount of any Indebtedness outstanding as of any date shall be:

     (a) the accreted value thereof, together with any interest thereon that is more than 30 days past due, in the case of any Indebtedness that does not require current payments of interest; and

     (b) the principal amount thereof, in the case of any other Indebtedness provided that the principal amount of any Indebtedness that is denominated in any currency other than United States dollars shall be the amount thereof, as determined under the foregoing provision, converted into United States dollars at the Spot Rate in effect on the date that Indebtedness was incurred or, if that indebtedness was incurred prior to the date of the indenture, the Spot Rate in effect on the date of the indenture.

         "Intercompany Note" means the note, and all obligations, including interest, with respect thereto, issued by Holdings to Formica on the date of the completion of the Acquisition to evidence the loan by Formica to Holdings of some proceeds of the offering of bridge notes and borrowings under the New Credit Facility, which proceeds partially funded the merger consideration and costs and expenses in connection therewith.

         "Investments" means, with respect to any Person, all investments by that Person in other Persons in the forms of direct or indirect loans (including guarantees by the referent Person of, and Liens on any assets of the referent Person securing, Indebtedness or other obligations of other Persons), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP, provided that an investment by Formica for consideration consisting of common equity securities of Formica shall not be deemed to be an Investment. If Formica or any Restricted Subsidiary of Formica sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Formica such that, after giving effect to any such sale or disposition, that Person is no longer a Subsidiary of Formica, Formica shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of that Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described under the caption "--Restricted Payments."


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


         "Laminates" means Laminates Acquisition Co., a Delaware corporation, the corporate parent of Holdings, or its successors.

        "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of that asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

        "Management Loans" means one or more loans by Formica, Laminates or Holdings to officers and/or directors of Formica and any of its Restricted Subsidiaries to finance the purchase by those officers and directors of common stock of Holdings or Laminates; provided, however, that the aggregate principal amount of all those Management Loans outstanding at any time shall not exceed $5.0 million.

         "MMI" means MMI Products, L.L.C. and its Affiliates.

         "Net Income" means, with respect to any Person, the net income (loss) of that Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

          (a) any gain or loss, together with any related provision for taxes on that gain or loss, realized in connection with

               (1) any Asset Sale, including, without limitation, dispositions in sale and leaseback transactions or

               (2) the extinguishment of any Indebtedness of that Person or any of its Restricted Subsidiaries; and

          (b) any extraordinary or nonrecurring gain or loss, together with any related provision for taxes on that extraordinary or nonrecurring gain or loss.

         "Net Proceeds" means the aggregate cash proceeds received by Formica or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of, without duplication,

              (1) the direct costs relating to that Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions, recording fees, title transfer fees and appraiser fees and cost of preparation of assets for sale) and any relocation expenses incurred as a result thereof,

              (2) taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements)

              (3) amounts required to be applied to the repayment of
                  Indebtedness (other than revolving credit Indebtedness incurred under the New Credit Facility) secured by a Lien on the asset or assets that were the subject of that Asset Sale and

              (4) any reserve established in accordance with GAAP or any amount placed in escrow, in either case for adjustment in respect of the sale price of that asset or assets until that time as that reserve is reversed or that escrow arrangement is terminated, in which case Net Proceeds shall include only the amount of the reserve so reversed or the amount returned to Formica or its Restricted Subsidiaries from that escrow arrangement, as the case may be.

         "New Credit Facility" means that certain Credit Agreement, dated as of May 1, 1998 among Formica (formerly LMS II, Co.), some of its foreign subsidiaries, various financial institutions party thereto, DLJ Capital Funding, Inc., as syndication agent, Bankers Trust Company as administrative agent and Credit Suisse First Boston, as documentation agent, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, modified, renewed, refunded, replaced or refinanced from time to time, including any agreement:

          (a) extending or shortening the maturity of any Indebtedness incurred thereunder or contemplated thereby;

          (b)  adding or deleting borrowers or guarantors thereunder;

          (c) increasing the amount of Indebtedness incurred thereunder or available to be borrowed thereunder, provided that on the date that Indebtedness is incurred it would not be prohibited by clause (i) of "--Incurrence of Indebtedness and Issuance of Preferred Stock"; or


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


          (d) otherwise altering the terms and conditions thereof. Indebtedness under the New Credit Facility outstanding on the date on which notes are first issued and authenticated under the indenture shall be deemed to have been incurred on that date in reliance on the first paragraph of the covenant described under the caption "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock."

         "1998 Charges" means the $13.5 million of charges resulting from changes in accounting estimates and the cost of terminated acquisition in the four months ended April 30, 1998 and the five months ended September, 1998.

         "Non-Recourse Debt" means Indebtedness:

          (a) no default with respect to, which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit, upon notice, lapse of time or both, any holder of any other Indebtedness of Formica or any of its Restricted Subsidiaries to declare a default on that other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

          (b) as to which the lenders have been notified in writing that they will not have any recourse to the stock (other than the stock of an Unrestricted Subsidiary pledged by Formica to secure debt of that Unrestricted Subsidiary) or assets of Formica or any of its Restricted Subsidiaries;

         provided that in no event shall Indebtedness of any Unrestricted Subsidiary fail to be Non-Recourse Debt solely as a result of any default provisions contained in a guarantee thereof by Formica or any of its Restricted Subsidiaries if Formica or that Restricted Subsidiary was otherwise permitted to incur that guarantee under the indenture.

         "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

         "Offering" means the offering of the notes by Formica.

         "Pari Passu Indebtedness" means Indebtedness of Formica that ranks pari passu in right of payment to the notes.

         "Permitted Business" means the building products and furnishings industry and any business in which Formica and its Restricted Subsidiaries are engaged on the date of the indenture or any business reasonably related, incidental or ancillary thereto.

         "Permitted Investments" means:

          (a) any Investment in Formica or in a Restricted Subsidiary of Formica;

          (b)  any Investment in cash or Cash Equivalents;

          (c) any Investment by Formica or any Restricted Subsidiary of Formica in a Person, if as a result of that Investment

               (1)  that Person becomes a Restricted Subsidiary of Formica or

               (2) that Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Formica or a Wholly Owned Restricted Subsidiary of Formica;

          (d) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made under and in compliance with the covenant described under the caption "--Repurchase at the Option of Holders--Asset Sales";

          (e) any Investment acquired solely in exchange for Equity Interests (other than Disqualified Stock) of Formica;

          (f) any Investment in a Person engaged in a Permitted Business (other than an Investment in an Unrestricted Subsidiary) having an aggregate fair market value, taken together with all other Investments made under this clause (f) that are at that time outstanding, not to exceed 15% of Total Assets at the time of that Investment, with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value;


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


          (g) investments relating to any special purpose Wholly Owned Subsidiary of Formica organized in connection with a Receivables Facility that, in the good faith determination of the board of directors of Formica, are necessary or advisable to effect that Receivables Facility; and

          (h)  the Management Loans.

         "Permitted Junior Securities" means Equity Interests in Formica or debt securities of Formica that are subordinated to all Senior Indebtedness (and any debt securities issued in exchange for Senior Indebtedness) to substantially the same extent as, or to a greater extent than, the notes are subordinated to Senior Indebtedness.

         "Permitted Liens" means:

          (a) Liens on property of a Person existing at the time that Person is merged into or consolidated with Formica or any Restricted Subsidiary, provided that those Liens were not incurred in contemplation of that merger or consolidation and do not secure any property or assets of Formica or any Restricted Subsidiary other than the property or assets subject to the Liens prior to that merger or consolidation;

          (b)  Liens existing on the date of the indenture;

          (c) Liens securing Indebtedness consisting of Capitalized Lease Obligations, purchase money Indebtedness, mortgage financings, industrial revenue bonds or other monetary obligations, in each case incurred solely for the purpose of financing all or any part of the purchase price or cost of construction or installation of assets used in the business of Formica or its Restricted Subsidiaries, or repairs, additions or improvements to those assets, provided that

               (1) those Liens secure Indebtedness in an amount not excess of the original purchase price or the original cost of any such assets or repair, additional or improvement thereto (plus an amount equal to the reasonable fees and expenses in connection with the incurrence of that Indebtedness),

               (2) those Liens do not extend to any other assets of Formica or its Restricted Subsidiaries (and, in the case of repair, addition or improvements to any such assets, that Lien extends only to the assets (and improvements thereto or thereon) repaired, added to or improved),

               (3) the Incurrence of that Indebtedness is permitted by "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock" and

               (4) those Liens attach within 365 days of that purchase, construction, installation, repair, addition or improvement;

          (d) Liens to secure any refinancings, renewals, extensions, modification or replacements (collectively, "refinancing") (or successive refinancings), in whole or in part, of any Indebtedness secured by Liens referred to in the clauses above so long as that Lien does not extend to any other property (other than improvements thereto);

          (e) Liens securing letters of credit entered into in the ordinary course of business and consistent with past business practice;

          (f) Liens on and pledges of the capital stock of any Unrestricted Subsidiary securing Non-Recourse Debt of that Unrestricted Subsidiary;

          (g) Liens securing Indebtedness (including all Obligations) under the New Credit Facility or any Foreign Credit Facility; and

          (h) other Liens securing Indebtedness that is permitted by the terms of the indenture to be outstanding having an aggregate principal amount at any one time outstanding not to exceed $75.0 million.

         "Permitted Refinancing Indebtedness" means any Indebtedness of Formica or any of its Restricted Subsidiaries issued within 60 days after repayment of, in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Formica or any of its Restricted Subsidiaries; provided that:

          (a) the principal amount or accreted value, if applicable, of that Permitted Refinancing Indebtedness does not exceed the principal amount of or accreted value, if applicable, plus premium, if any,


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


               and accrued interest on the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith);

          (b) that Permitted Refinancing Indebtedness has a final maturity date no earlier than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

          (c) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, that Permitted Refinancing Indebtedness is subordinated in right of payment to, the notes on terms at least as favorable, taken as a whole, to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

         "Principals" means DLJ Merchant Banking, CVC, MMI and Euro Ventures PTE Ltd.

         "Public Equity Offering" means any issuance of common stock by Formica (other than to Holdings and other than Disqualified Stock) or common stock or preferred stock by Holdings or Laminates (other than Disqualified Stock) that is registered under the Securities Act, other than issuances registered on Form S-8 and issuances registered on Form S-4, excluding issuances of common stock under employee benefit plans of Laminates, Holdings or Formica or otherwise as compensation to employees of Formica, Laminates or Holdings.

         "Qualified Proceeds" means any of the following or any combination of the following:

          (a)  cash;

          (b)  Cash Equivalents;

          (c)  assets that are used or useful in a Permitted Business; and

          (d) the Capital Stock of any Person engaged in a Permitted Business if, in connection with the receipt by Formica or any Restricted Subsidiary of Formica of that Capital Stock,

               (A) that Person becomes a Restricted Subsidiary of Formica or any Restricted Subsidiary of Formica or

               (B) that Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Formica or any Restricted Subsidiary of Formica.

         "Receivables Facility" means one or more receivables financing facilities, as amended from time to time, under which Formica or any of its Restricted Subsidiaries sells its accounts receivable to an Accounts Receivable Subsidiary.

         "Receivables Fees" means distributions or payments made directly or by means of discounts with respect to any participation interests issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Facility.

         "Related Party" means, with respect to any Principal:

          (a) any controlling stockholder or partner of that Principal on the date of the indenture; or

          (b) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding (directly or through one or more Subsidiaries) a 51% or more controlling interest of which consist of the Principals and/or such other Persons referred to in the immediately preceding clauses (a) or (b).

         "Restricted Investment" means an Investment other than a Permitted Investment.

         "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

         "Senior Indebtedness" means, with respect to any Person

          (1) all Obligations of that Person outstanding under the New Credit Facility and all Hedging Obligations payable to a lender or an Affiliate thereof or to a Person that was a lender or an Affiliate thereof at the time the contract was entered into under the New Credit Facility or any of its Affiliates, including, without limitation, interest accruing subsequent to the filing of, or which


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


               would have accrued but for the filing of, a petition for bankruptcy, whether or not that interest is an allowable claim in that bankruptcy proceeding;

          (2) any other Indebtedness, unless the instrument under which that Indebtedness is incurred expressly provides that it is subordinated in right of payment to any other Senior Indebtedness of that Person and

          (3)  all Obligations with respect to the foregoing.

         Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness will not include:

          (a)  any liability for federal, state, local or other taxes;

          (b) any Indebtedness of that Person (other than under the New Credit Facility) to any of its Subsidiaries or other Affiliates;

          (c)  any trade payables; or

          (d)  any Indebtedness that is incurred in violation of the indenture.

         "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated under the Securities Act, as that Regulation is in effect on the date hereof.

         "Spot Rate" means, for any currency, the spot rate at which that currency is offered for sale against United States dollars as determined by reference to the New York foreign exchange selling rates, as published in The Wall Street Journal on that date of determination for the immediately preceding business day or, if that rate is not available, as determined in any publicly available source of similar market data.

         "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which that payment of interest or principal was scheduled to be paid in the original documentation governing that Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any that interest or principal prior to the date originally scheduled for the payment thereof. "Subsidiary" means, with respect to any Person:

          (a) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled, without regard to the occurrence of any contingency, to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

          (b) any partnership or limited liability company (1) the sole general partner or the managing general partner or managing member of which is that Person or a Subsidiary of that Person or
               (2) the only general partners or managing members of which are that Person or of one or more Subsidiaries of that Person (or any combination thereof).

         "Subordinated Note Obligations" means all Obligations with respect to the notes, including, without limitation, principal, premium, if any, interest and liquidated damages, if any, payable under the terms of the notes (including upon the acceleration or redemption thereof), together with and including any amounts received or receivable upon the exercise of rights of rescission or other rights of action (including claims for damages) or otherwise.

         "Tax Sharing Agreement" means any tax sharing agreement or arrangement between Formica and Laminates and/or Holdings, as the same may be amended from time to time; provided that in no event shall the amount permitted to be paid under all those agreements and/or arrangements exceed the amount Formica would be required to pay for income taxes were it to file a consolidated tax return for itself and its consolidated Restricted Subsidiaries as if it were a corporation that was a parent of a consolidated group.

         "Total Assets" means the total consolidated assets of Formica and its Restricted Subsidiaries, as shown on the most recent balance sheet (excluding the footnotes thereto) of Formica.

         "Unrestricted Subsidiary" means any Subsidiary that is designated by the board of directors as an Unrestricted Subsidiary under a board resolution, but only to the extent that Subsidiary:

          (a)  has no Indebtedness other than Non-Recourse Debt;

          (b) is not party to any agreement, contract, arrangement or understanding with Formica or any

               Restricted Subsidiary of Formica unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Formica or that Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Formica;

          (c) is a Person with respect to which neither Formica nor any of its Restricted Subsidiaries has any direct or indirect obligation
               (1) to subscribe for additional Equity Interests (other than Investments described in clause (g) of the definition of Permitted Investments) or (2) to maintain or preserve that Person's financial condition or to cause that Person to achieve any specified levels, of operating results; and

          (d) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Formica or any of its Restricted Subsidiaries. Any such designation by the board of directors shall be evidenced to the trustee by filing with the trustee a certified copy of the board resolution giving effect to that designation and an Officers' Certificate certifying that the designation complied with the foregoing conditions and was permitted by the covenant described under the caption entitled "--Certain Covenants--Restricted Payments."

         If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as a Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of that Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of Formica as of that date (and, if that Indebtedness is not permitted to be incurred as of that date under the covenant described under the caption entitled "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock," Formica shall be in default of that covenant).

         The board of directors of Formica may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that the designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Formica of any outstanding Indebtedness of that Unrestricted Subsidiary and the designation shall only be permitted if

          (1) that Indebtedness is permitted under the covenant described under the caption entitled "--Certain Covenants--Incurrence of Indebtedness and Issuance Preferred of Stock" and

          (2) no Default or Event of Default would be in existence following that designation.

         "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

          (a) the sum of the products obtained by multiplying (1) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (2) the number of years (calculated to the nearest one-twelfth) that will elapse between that date and the making of that payment, by

          (b)  the then outstanding principal amount of that Indebtedness.

         "Wholly-Owned Subsidiary" of any Person means a Subsidiary of that Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by that Person or by one or more Wholly Owned Subsidiaries of that Person. "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of that Person all the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by that Person or by one or more Wholly Owned Restricted Subsidiaries of that Person or by that Person and one or more Wholly Owned Restricted Subsidiaries of that Person.

                              PLAN OF DISTRIBUTION

       This prospectus is to be used by Credit Suisse First Boston Corporation in connection with offers and sales of the new notes in market-making transactions effected from time to time. Credit Suisse First Boston Corporation may act as a principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties when it acts as agent for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices.

       DLJ Merchant Banking, an affiliate of Credit Suisse First Boston Corporation, and certain of its affiliates beneficially own approximately 50.0% of the common stock of Formica. Thompson Dean and Peter T. Grauer, each of whom is a principal of DLJ Merchant Banking, are members of the board of directors of Laminates,

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Holdings and Formica. Further, DLJ Capital Funding, Inc., an affiliate of
Credit Suisse First Boston Corporation, acted as syndication agent in connection with the new credit facility for which it received certain customary fees and expenses and Laminates Funding, Inc., an affiliate of Credit Suisse First Boston Corporation, purchased a portion of the bridge notes, for which it received customary fees and expenses. Credit Suisse First Boston Corporation has, from time to time, provided investment banking and other financial advisory services to Formica in the past for which it has received customary compensation, and will provide such services and financial advisory services to Formica in the future. Credit Suisse First Boston Corporation acted as purchaser in connection with the initial sale of the old notes and received an underwriting discount of approximately $3.5 million in connection therewith. In addition, Credit Suisse First Boston Corporation received a advisory fee of $1.0 million in cash from Laminates after the completion of the acquisition. See "Certain Relationships and Related Transactions."

       Credit Suisse First Boston Corporation has informed Formica that it does not intend to confirm sales of the new notes to any accounts over which it exercises discretionary authority without the prior specific written approval of such transactions by the customer.

       Formica has been advised by Credit Suisse First Boston Corporation that, subject to applicable laws and regulations, Credit Suisse First Boston Corporation currently intends to make a market in the new notes following completion of the exchange offer. However, Credit Suisse First Boston Corporation is not obligated to do so and any such market-making may be interrupted or discontinued at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. There can be no assurance that an active trading market will develop or be sustained. See "Risk Factors--Trading Market for the New Notes."

       Credit Suisse First Boston Corporation and Formica have entered into the Registration Rights Agreement with respect to the use by Credit Suisse First Boston Corporation of this prospectus. In that agreement, Formica agreed to bear all registration expenses incurred under such agreement, and Formica agreed to indemnify Credit Suisse First Boston Corporation against a variety of liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

         Davis Polk & Wardwell, New York, New York will opine for Formica whether the new notes are its valid and binding obligations.

                                    EXPERTS

         The consolidated balance sheets of Formica Corporation and its subsidiaries as of December 31, 1999 and December 31, 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for the four months ended April 30, 1998, the eight months ended December 31, 1998 and the years ended December 31, 1999 and 2000, appearing in this prospectus and the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Act with respect to our offering of the new notes. This prospectus does not contain all the information included in the registration statement and the exhibits and schedules thereto. You will find additional information about us and the new notes in the registration statement. The registration statement and the exhibits and schedules thereto may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the public reference facilities of the SEC's Regional Offices:
New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048; and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of this material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The SEC also maintains a site on the World Wide Web (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, including Formica, that file electronically with the SEC. Statements made in this prospectus about legal documents may not necessarily be complete and you should read the documents which are filed as exhibits to the registration statement or otherwise filed with the SEC.

         If for any reason we are not required to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended, we are still required under the indenture to furnish the holders of the new notes with the information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act.

In addition, we have agreed that, for so long as any notes remain outstanding, we will furnish to the holders of the notes and to securities analysts and prospective investors, upon their request, the information required to be delivered by Rule 144A(d)(4) under the Securities Act.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page

Report of Independent Public Accountants                                    F-2

Consolidated Balance Sheets as of December 31, 2000 and 1999                F-3

Consolidated Statements of Operations for the years ended
    December 31, 2000 and 1999, the eight-months ended December 31, 1998,
    and the four-months ended April 30, 1998                                F-4

Consolidated Statements of Changes in Stockholders' Equity for the
    years ended December 31, 2000 and 1999, the
    eight-months ended December 31, 1998, and the four-months ended
    April 30, 1998                                                          F-5

Consolidated Statements of Cash Flows for the years ended
    December 31, 2000 and 1999, the eight-months ended December 31, 1998,
    and the four-months ended April 30, 1998                                F-6

Notes to Consolidated Financial Statements                                  F-7

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Formica Corporation:

We have audited the accompanying consolidated balance sheets of Formica Corporation (a Delaware Corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended December 31, 2000 and 1999, the eight-month period ended December 31, 1998 and the four-month period ended April 30, 1998 (see Note 1). These consolidated financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Formica Corporation and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the years ended December 31, 2000 and 1999, the eight-month period ended December 31, 1998 and the four-month period ended April 30, 1998 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The Schedule II - Valuation and Qualifying Accounts is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

/s/ Arthur Andersen LLP

Roseland, New Jersey

March 2, 2001

                              FORMICA CORPORATION
            CONSOLIDATED BALANCE SHEETS--DECEMBER 31, 2000 AND 1999
                        (in millions, except share data)


                                                                                    2000          1999
                                                                                 ------------  -----------
                                     ASSETS
Current Assets:
     Cash and cash equivalents.................................................. $       3.4   $      7.8
     Accounts receivable, less allowance for doubtful accounts of $10.4 and
         $4.7, respectively.....................................................       112.2         84.4
     Inventories................................................................       157.2        119.7
     Prepaid expenses and other current assets..................................        19.1         11.5
     Deferred income taxes......................................................        24.0         23.5
                                                                                 ------------  -----------
      Total current assets......................................................       315.9        246.9
Property, Plant and Equipment, net..............................................       370.3        307.3
Other Assets:
      Intangible assets, net.................................................          168.6        161.1
      Non-current assets........................................................        24.6         11.3
                                                                                 ------------  -----------
         Total assets........................................................... $     879.4    $   726.6
                                                                                 ============  ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
      Current maturities of long-term debt...................................... $      29.7    $    28.2
     Accounts payable...........................................................        68.3         37.2
     Accrued expenses and other current liabilities.............................        64.4         56.8
                                                                                 ------------  -----------
      Total current liabilities.................................................       162.4        122.2
Long-Term Debt..................................................................       440.9        362.9
Deferred Income Taxes...........................................................       130.0        134.2
Other Liabilities...............................................................        54.8         30.0
                                                                                 ------------  -----------
      Total liabilities.........................................................       788.1        649.3
Commitments and Contingencies
Stockholders' Equity:
     Preferred stock--par value $.01--authorized 1,000 shares, none
        issued or outstanding................................................            --           --
    Common stock--par value $.01 per share--authorized 2,000 shares, issued
       and outstanding 100 shares............................................            0.1          0.1
    Additional paid-in capital..................................................       217.0        137.0
    Accumulated deficit.........................................................       (91.9)       (54.4)

    Accumulated other comprehensive loss........................................       (33.9)        (5.4)

                                                                                 ------------  -----------
       Total stockholders' equity...............................................        91.3         77.3

                                                                                 ------------  -----------
         Total liabilities and stockholders' equity............................. $     879.4    $    726.6
                                                                                 ============  ===========


                            The accompanying notes to the consolidated financial
                                  statements are an integral part of these
                                          consolidated statements.


                              FORMICA CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (in millions)

                                                                                         Eight Months        Four Months
                                                       Year Ended        Year Ended          Ended              Ended
                                                        December          December         December             April
                                                        31, 2000          31, 1999         31, 1998            30, 1998
                                                      --------------    --------------   --------------      -------------
Net Sales............................................ $    773.7       $     606.6      $     384.6         $    184.8
Cost of Products Sold................................      566.8             440.2            279.4              137.6
Inventory Markdown from Restructuring ...............        2.2               --               --                 --
                                                      --------------    --------------   --------------      -------------
                 Gross Profit........................      204.7             166.4            105.2               47.2
Selling, General and Administrative Expenses.........      199.7             148.0            100.5               60.9
Cost of Terminated Acquisitions......................        0.4               0.8              3.0                --
Cost to Terminate Supply Contract....................        --               26.2              --                 --
Provision for Restructuring..........................        8.0               --               --                 --
                                                      --------------    --------------   --------------      -------------
                 Operating (Loss) Income.............       (3.4)             (8.6)             1.7              (13.7)
Interest Expense.....................................      (50.8)            (37.4)           (25.7)              (1.7)
Other Income.........................................        7.6               2.5              4.5                0.8
                                                      --------------    --------------   --------------      -------------
Loss Before Income Taxes.............................      (46.6)            (43.5)           (19.5)             (14.6)
Income Tax Benefit (Provision).......................        9.1              11.4             (2.8)               --
                                                      --------------    --------------   --------------      -------------
                 Net Loss............................ $    (37.5)      $     (32.1)    $      (22.3)        $    (14.6)
                                                      ==============    ==============   ==============      =============






                            The accompanying notes to the consolidated financial
                                  statements are an integral part of these
                                          consolidated statements.



                              FORMICA CORPORATION
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (in millions)

                                                                                                        Accumulated
                                                                 Additional                                Other
                                                   Common         Paid-in            Accumulated       Comprehensive
                                                    Stock         Capital              Deficit              Loss           Total
                                                 ------------  ---------------     -----------------  -----------------   --------
Balance at December 31, 1997....................     0.1          919.9               (559.2)              (17.4)           343.4
Comprehensive loss:
    Net loss....................................     --             --                 (14.6)                --            (14.6)
    Foreign currency translation adjustments....     --             --                   --                  2.9             2.9
                                                                                                                          --------
    Total Comprehensive loss....................                                                                           (11.7)
Dividend to Parent..............................     --             --                  (0.5)                --             (0.5)
                                                 ------------  ---------------     -----------------  -----------------   --------
Balance at April 30, 1998....................... $   0.1        $ 919.9             $ (574.3)             $(14.5)         $331.2
                                                 ============  ===============     =================  =================   ========
Capitalization of the Company at May 1, 1998.... $   0.1        $ 392.0             $    --               $  --           $392.1
Dividend to Parent...............                    --          (255.0)                 --                  --           (255.0)
                                                 ------------  ---------------     -----------------  -----------------   --------
Net capitalization of the Company at
     date of acquisition........................     0.1          137.0                  --                  --            137.1
Comprehensive loss:
    Net loss....................................     --             --                 (22.3)                --            (22.3)
    Foreign currency translation adjustments....     --             --                   --                  5.0             5.0
                                                                                                                          --------
   Total Comprehensive loss......                                                                                          (17.3)
                                                 ------------  ---------------     -----------------  -----------------   --------
Balance at December 31, 1998....................     0.1          137.0                (22.3)                5.0          $119.8
                                                 ============  ===============     =================  =================   ========
Comprehensive loss:
    Net loss....................................     --             --                 (32.1)                --            (32.1)
    Foreign currency translation adjustments....     --             --                   --                (10.4)          (10.4)
                                                                                                                          --------
    Total Comprehensive loss.....                                                                                          (42.5)
                                                  ------------  ---------------     -----------------  ---------------- -  -------
Balance at December 31, 1999....................  $  0.1        $ 137.0              $ (54.4)             $ (5.4)        $  77.3
                                                  ============  ===============     =================  ================ =  =======
Equity contribution from parent.................     --            80.0                  --                  --             80.0
Comprehensive loss:
    Net loss....................................     --             --                 (37.5)                --            (37.5)
    Foreign currency translation adjustments....     --             --                   --                (28.5)          (28.5)
                                                                                                                          --------
    Total Comprehensive loss.....                                                                                          (66.0)
                                                 ------------  ---------------     -----------------  -----------------   --------
Balance at December 31, 2000.................... $   0.1       $  217.0             $  (91.9)             $(33.9)        $  91.3
                                                 ============  ===============     =================  =================   ========


                                        The accompanying notes to the consolidated financial
                                              statements are an integral part of these
                                                      consolidated statements.



                                                        FORMICA CORPORATION
                                               CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                           (in millions)

                                                              Year            Year          Eight Months            Four
                                                              Ended           Ended            Ended           Months Ended
                                                            December        December         December             April
                                                            31, 2000        31, 1999         31, 1998            30, 1998
                                                           --------------  --------------   --------------    -----------------
Operating Activities:
Net loss..................................................  $  (37.5)         $(32.1)         $  (22.3)          $  (14.6)
Adjustments to reconcile net loss to net cash
  provided by (used in) operating activities:
  Depreciation and amortization..........................       57.8            42.9             29.3                11.1
   Cost to terminate supply contract......................       --             26.2               --                 --
   Deferred income taxes..................................     (14.6)          (15.1)            (0.8)                1.2
   Changes in assets and liabilities: (net of the
        effects of acquisitions)..........................
       Accounts receivable................................      20.5           (18.3)             8.9                (5.4)
       Inventories........................................       7.9             0.2              7.8                (2.0)
       Prepaid expenses and other current assets..........       3.2             7.0             (7.4)                5.8
       Accounts payable...................................      11.3            (0.3)            (2.6)                0.1
       Accrued expenses...................................     (20.5)           (1.9)            (3.0)              (18.1)
       Other, net.........................................       9.2            (8.4)            16.8                10.2
                                                           --------------  --------------   --------------    -----------------
          Net cash provided by (used in) operating
            activities....................................      37.3             0.2             26.7               (11.7)
Investing Activities:
    Purchases of property, plant and equipment............     (23.5)          (25.9)           (35.5)               (8.3)
    Acquisitions of businesses, net of cash acquired......    (177.5)          (63.4)              --                 --
                                                           --------------  --------------   --------------    -----------------
          Net cash used in investing activities...........    (201.0)          (89.3)           (35.5)               (8.3)
Financing Activities:
    Proceeds from borrowings, net.........................     133.2           268.1            288.1                 --
    Due from affiliates...................................       --              --               --                 15.5
    Equity contribution from parent.......................      80.0             --               --                   --
    Dividends paid........................................       --              --            (255.0)               (0.5)
    Payments of debt......................................     (53.4)         (201.9)            (0.1)              (15.1)
                                                           --------------  --------------   -----------------  ----------------
        Net cash provided by (used in) financing
           activities.....................................     159.8            66.2             33.0                (0.1)
Effects of Exchange Rate Changes on Cash..................      (0.5)           (0.9)             0.5                (0.2)
                                                           --------------  --------------   --------------    -----------------
(Decrease) / Increase in Cash and Cash Equivalents........      (4.4)          (23.8)            24.7               (20.3)
Cash and Cash Equivalents at Beginning of the Period......       7.8            31.6              6.9                27.2
                                                           --------------  --------------  --------------     -----------------
Cash and Cash Equivalents at End of the Period............  $    3.4       $     7.8        $    31.6          $      6.9
                                                           ==============  ==============   ==============    =================


                                        The accompanying notes to the consolidated financial statements are an integral part of these consolidated statements.



                                                                F-6



                              FORMICA CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   (1)   BASIS OF PRESENTATION AND NATURE OF OPERATIONS:

         Formica Corporation ("Formica" or the "Company"), a Delaware Corporation, is a wholly-owned subsidiary of FM Holdings, Inc. ("Holdings"), which is a wholly-owned subsidiary of Laminates Acquisition Co. ("Laminates"). Holdings and Laminates have no operations separate from the operations of the Company and their assets consist primarily of their direct or indirect investment in the Company.

         The accompanying consolidated financial statements include the accounts of the Company and its majority owned subsidiaries, prior to the acquisition from BTR Nylex Ltd. ("BTR") on May 1, 1998 (see Note 2), for the four-month period ended April 30, 1998. The accounts of the Company for the eight-month period ended December 31, 1998 and the years ended December 31, 1999 and 2000 reflect the results post-acquisition. The results for the pre-acquisition period are not necessarily comparable to the results for the post-acquisition period because of the changes in organizational structure, recorded asset values, cost structure and capitalization of the Company resulting from the acquisition. Earnings per share data are not presented because the Company's common stock is not publicly traded and the Company is a wholly-owned subsidiary of Holdings.

         The Company is a multinational organization, principally engaged in the design, manufacture, and distribution of decorative surfacing products. The Company's operations are primarily based in the Americas, Europe and Asia.

(2)      ACQUISITIONS:

         Through April 30, 1998, the Company was an indirect wholly-owned subsidiary of BTR. On May 1, 1998, Laminates acquired all of the outstanding shares of Holdings, the Company's direct parent, from BTR, for approximately $392.0 million of cash (including transaction costs of approximately $15.4 million) and the assumption of approximately $29.0 million of net debt ("the Acquisition"). The acquisition was accounted for using the purchase method of accounting. Accordingly, the excess of the purchase price over the book value of the net assets acquired of $61.0 million has been allocated primarily to intangible assets based on appraisals of the assets.

         The Acquisition was financed with $87.1 million in proceeds from the sales of preferred and common stock by Laminates, $50.0 million in proceeds from the sale of senior preferred stock by an affiliate (which was merged into Holdings) and from borrowings of $280.0 million by the Company. The net proceeds to Holdings from the sale of preferred stock and the net proceeds from borrowings by the Company were transferred to Laminates as a dividend. After the payments to BTR for the acquisition price, Laminates contributed the remaining cash to the Company. See Note 8 for acquisition financing.

         In March 1999, the Company acquired a manufacturer of solid surface products. The acquisition had no material effect on the Company's financial position or results of operations.

         In December 1999, the Company acquired its exclusive supplier of laminate flooring. Prior to the acquisition, Formica was obligated under a contract with the supplier to purchase minimum quantities of laminate flooring at stipulated prices. The excess of the purchase price over the net tangible and intangible assets of the supplier totaling $26.2 million was charged to expense as the cost to terminate the supply contract.

         On March 31, 2000, Decorative Surfaces Holding AB ("DSH") acquired Perstorp Surface Materials AB ("PSM"), a worldwide producer of decorative and industrial laminates, finished foils, printed paper and other surfacing materials from Perstorp AB (Sweden) for approximately $177.5 million (including approximately $2.0 million of transaction costs) ("the PSM Acquisition"). The consideration paid to Perstorp AB was determined through arms-length negotiations between DSH and Perstorp AB. An independent appraisal of the fair value of PSM's assets and liabilities was performed in 2000. The purchase price approximated the fair value of the net assets acquired.

         The PSM acquisition and related fees and expenses were financed with $110.0 million of term loan proceeds under a new senior credit facility and the issuance of approximately $80.0 million of warrants, common stock and preferred stock of Laminates and Holdings to 1) DLJ Merchant Banking Partners II, L.P. and related funds, 2) CVC Capital Partners Limited and 3) management. The $110.0 million in term loans was provided by PSM Funding, Inc., an affiliate of DLJ Merchant Banking Partners II, one of the principal shareholders of Laminates.

                              FORMICA CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

         Holdings had previously announced its intention to contribute the stock of DSH, together with unused proceeds raised through the debt and equity issued in connection with the PSM acquisition, to Formica once certain conditions were satisfied. Formica was not required to pay any consideration for that contribution, but was to assume the $110.0 million in debt incurred to finance the acquisition.

         On May 26, 2000, Holdings contributed all of the stock of DSH to Formica. DSH was a wholly-owned subsidiary of Holdings (the parent company of Formica) whose sole asset was its investment in PSM. The acquisition was accounted for on an as-if pooling basis because it is a combination of entities under common control. Accordingly, Formica's historical financial statements include PSM's financial position, results of operations and cash flows after reflecting the acquisition and related purchase accounting by DSH on March 31, 2000 for all periods beginning April 1, 2000.

         The following unaudited pro forma consolidated results of operations for the years ended December 31, 2000 and 1999 assume the December 1999 and March 2000 acquisitions had occurred at the beginning of 1999:

                                                2000          1999
                                                ----          ----
                                                   (in millions)
Net sales...............................       $828.8       $ 846.5
Net loss................................       $(40.6)      $ (26.2)


         In management's opinion, the unaudited pro forma combined results of operations are not indicative of the actual results that would have occurred had the December 1999 and March 2000 acquisitions been consummated at the beginning of 1999, or of future results.

    (3)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Principles of Consolidation

         The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in less than majority-owned affiliates, over which the Company has significant influence, are accounted for using the equity method. All intercompany balances and transactions have been eliminated in consolidation.

     Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Estimates, by their nature, are based on judgments and available information, therefore actual results could differ from those estimates.

     Revenue Recognition

         Revenues are recognized upon shipment of goods to customers.

     Foreign Currencies

         The Company's international operations are translated into U.S. dollars using current exchange rates at the end of the period for the balance sheets and a weighted-average rate for the period for the statements of operations with currency translation adjustments reflected in accumulated other comprehensive loss in stockholders' equity. Realized gains and losses from foreign currency transactions are reflected in the consolidated statements of operations.

     Concentration of Credit Risk

         Credit risk with respect to trade accounts receivable is limited due to the large number of entities comprising the Company's customer base.

     Cash and Cash Equivalents

         The Company considers all highly liquid instruments with original maturities of three months or less when purchased to be cash equivalents.

     Customer Incentive Rebate Program

         The Company offers percentage rebates to distributors on specified products based on the actual resale prices to end customers, within pre-established parameters. Customer incentive rebates are accrued at the time of the sale based upon historical rebate percentages as an offset to net sales. The accrued rebates are reduced through payments of rebates to the distributors after the sales to the end customer.

     Inventories

         Inventories are stated at the lower of cost or market. Inventories are valued using the first-in, first-out (FIFO) method, except for certain inventories in the United States which are valued using the last-in, first-out
(LIFO) method. As of December 31, 2000 and 1999, 30% and 68%, respectively, of inventories were valued under the LIFO method. Inventories at LIFO approximate inventories at FIFO.

     Property, Plant and Equipment

         Property, plant and equipment are stated at cost. Depreciation charges are made on a straight-line basis over the estimated useful life of the assets as follows:

         Buildings & Improvements....................   10 to 40 years
         Machinery & Equipment.......................    3 to 15 years
         Computer & Office Equipment.................    3 to 10 years

          Leasehold improvements are amortized over the lesser of the life of the asset or the lease term.

     Intangible Assets

         Intangible assets are amortized on the straight-line basis over their estimated useful lives (3 to 20 years). The Company periodically reviews long lived assets to evaluate whether changes have occurred that would suggest these assets may be impaired based on the estimated net cash flows on an undiscounted basis over the remaining amortization period. If this review indicated that the remaining estimated useful life requires revision or that the asset is not recoverable, the carrying amount of the asset would be reduced by the estimated shortfall of cash flows on a discounted basis. Management is not aware of any such changes.

     Financial Instruments

         At December 31, 2000 and 1999, the fair value of substantially all of the Company's financial instruments approximated their carrying value, except for the Senior Subordinated Notes which were trading at a price of $37.00 and $91.50 per $100.00 of par value at December 31, 2000 and 1999, respectively.

     Research and Development

         Research and development costs are expensed as incurred. Research and development costs included in selling, general and administrative expenses were $2.6 million, $1.7 million, $1.4 million and $1.1 million for the years ended December 31, 2000 and 1999, the eight-month period ended December 31, 1998, and the four-month period ended April 30, 1998, respectively.

     Environmental Compliance and Remediation Costs

         Environmental compliance costs include ongoing maintenance, monitoring and similar expenditures. These costs are expensed as incurred. Environmental remediation costs are accrued when environmental assessments and/or remedial efforts are probable and the cost can be reasonably estimated. See Note 15-"Commitments and Contingencies" for information concerning environmental matters.

     Advertising Costs

         Advertising costs are expensed as incurred. Advertising costs included in selling, general and administrative expenses were $22.2 million, $16.6 million, $10.3 million, and $10.6 million for the years ended December 31, 2000 and 1999, the eight-month period ended December 31, 1998 and the four-month period ended April 30, 1998, respectively.

     Income Taxes

         The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

     Reclassifications

         Certain reclassifications have been made to prior years amounts to conform with the current year presentation. The Company's revenues and cost of sales have been reclassified in accordance with Emerging Issues Task Force
(EITF) Issue No. 00-10.

     Recently Issued Accounting Standards

         Statement of Financial Accounting Standard (SFAS) No.133

    In   June 1998, SFAS No. 133-"Accounting for Derivative Instruments
and Hedging Activities" was issued ("SFAS No. 133"). In June 1999, SFAS No. 137-"Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" was issued which deferred the effective date of SFAS No. 133 to all fiscal quarters of fiscal years beginning after June 15, 2000. In June 2000, SFAS No. 138 was issued, which amended SFAS No. 133. These SFAS's require all derivatives to be measured at fair value and recognized as assets or liabilities on the balance sheet. Changes in the fair value of derivatives should be recognized in either net income or other comprehensive income, depending on the designated purpose of the derivative. The Company adopted SFAS No. 133, and the corresponding amendments of SFAS No. 138 on January 1, 2001, and such adoption did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

         Emerging Issues Task Force Issue No. 00-10

         In September 2000, the Emerging Issues Task Force reached a consensus in EITF Issue No. 00-10 "Accounting for Shipping and Handling Fees and Costs" and concluded that all amounts billed to a customer in a sale transaction related to shipping and handling represent revenues earned and should be classified as revenue. The EITF concluded that the costs incurred by the seller for shipping and handling should be classified as costs of sales and not deducted from shipping and handling revenues. The implementation date for the EITF was the fourth quarter of a registrant's fiscal year beginning after December 15, 1999. Accordingly, the Company adopted EITF No. 00-10 in the fourth quarter of 2000, and has reclassified its financial statements for all periods presented to comply with the guidelines of the EITF Issue. These reclassifications did not have any effect on the Company's operating income /
(loss), EBITDA or net loss.

 (4) INVENTORIES:

         Inventories consisted of the following at December 31:

                                                     2000       1999
                                                     ----       ----
                                                     (in millions)
     Finished goods............................     $100.1     $ 84.5
     Work-in-process...........................       15.5       11.6
     Raw materials.............................       61.5       45.1
                                                    -------     -----
             Total.............................      177.1      141.2
     Less: Obsolescence reserve................       19.9       21.5
                                                    -------    ------
                                                    $157.2     $119.7
                                                    =======    ======

  (5)   PROPERTY, PLANT AND EQUIPMENT:

        Property, plant and equipment consisted of the following at December 31:

                                                                2000       1999
                                                                -----     -----
                                                                 (in millions)
        Land................................................... $ 32.7   $ 18.6
        Buildings and improvements.............................   71.9     55.4
        Machinery and equipment................................  327.8    269.4
                                                                ------   ------
              Total............................................  432.4    343.4
        Less: Accumulated depreciation and amortization........   62.1     36.1
                                                                ------   ------
                                                                $370.3   $307.3
                                                                ======   ======

         Depreciation expense was $34.1 million, $24.1 million, $16.0 million and $7.9 million for the years ended December 31, 2000 and 1999, the eight-month period ended December 31, 1998 and the four-month period ended April 30, 1998, respectively.

(6)      INTANGIBLE ASSETS:

         Intangible assets consisted of the following at December 31:

                                                                 2000     1999
                                                                ------   ------
                                                                 (in millions)
         Trademarks............................................ $154.7   $140.3
         Patents...............................................   19.9     19.9
         Goodwill and other....................................   49.0     32.5
                                                                ------   ------
                 Total.........................................  223.6    192.7
         Less: Accumulated amortization........................   55.0     31.6
                                                                ------   ------
                                                                $168.6   $161.1
                                                                ======   ======

(7)      ACCRUED LIABILITIES:

         Accrued liabilities consisted of the following at December 31:

                                                                  2000     1999
                                                                 -----    ------
                                                                 (in millions)
         Accrued salaries and benefits.........................  $22.1    $19.4
         Restructuring reserve.................................    9.6      2.7
         Accrued interest......................................   10.1      8.6
         Other accrued expenses................................   22.6     26.1
                                                                ------   ------
                  Total........................................  $64.4    $56.8
                                                                ======   ======

   (8)  LONG-TERM DEBT:

         Notes payable to banks and other long-term debt consisted of the following at December 31:

                                                              2000       1999
                                                             ------     ------
                                                                 (in millions)
         Senior subordinated notes.......................... $215.0     $215.0
         Credit Facilities:
              Term loans....................................  212.1       83.2
              Revolvers.....................................   21.6       60.7
         Other..............................................   21.9       32.2
                                                             -------    -------
                  Total.....................................  470.6      391.1
         Less: Current maturities...........................   29.7       28.2
                                                             -------   --------
                                                             $440.9     $362.9
                                                             =======   ========

         In connection with the Acquisition (see Note 2), Formica sold $200 million of senior subordinated unsecured increasing rate bridge notes (the "Bridge Notes") with interest at the greater of prime plus an additional amount or 10% and, together with its subsidiaries, borrowed $80 million of term loans under the senior loan facility (the "Credit Facility"). Borrowings under the Credit Facility were increased to $85 million after the acquisition.

         On February 22, 1999, the Company issued $215 million of 10 7/8% Series A Subordinated Notes due March 1, 2009 (the "Series A Notes") and repaid the Bridge Notes. The Series A Notes were sold in transactions permitted by Rule 144A and Regulation S under the Securities Exchange Act of 1933 and therefore were not registered with the Securities and Exchange Commission ("SEC").

         In conjunction with the issuance of the Series A Notes, the Company was subject to a Registration Rights Agreement that required the Company to file an Exchange Offer Registration Statement (the "Statement") with the SEC. The Statement allowed for the exchange of new 10 7/8% Series B Senior Subordinated Notes due 2009 (the "Series B Notes"), which would be registered under the 1933 Act, for the existing Series A Notes.

         The exchange offer period expired on October 1, 1999 with all outstanding Series A Notes being exchanged for Series B Notes. Interest on the Series B Notes is payable semi-annually on March 1 and September 1 of each year. The Series B Notes are redeemable at the option of the Company in part beginning in 2002 and in whole in 2004 at specified redemption prices. The Series B Notes and related indenture place certain restrictions on the Company and its subsidiaries including the ability to pay dividends, issue preferred stock, repurchase capital stock, incur and pay indebtedness, sell assets and make certain restricted investments.

         In connection with the PSM Acquisition (See Note 2), PSM Funding, Inc. syndicated and increased the term loan facility by $140 million at the time of the contribution of DSH to Formica. The additional $30 million was used to reduce outstanding borrowings under Formica's existing Credit Facility at the time of the contribution and to make payments in connection with the closing. Formica's existing Credit Facility was amended and restated to include, as a separate tranche of term borrowings, the $140 million term loan. The new tranche will mature in 2006 and will require 1% annual amortization (payable quarterly) until March 31, 2005, with all remaining amounts payable in increments of $27.6 million quarterly thereafter until maturity. Interest on the new term loan will be, at Formica's option, either 2.25% over the Base Rate or 3.5% over LIBOR. Interest rates on the other tranches of the credit facility were also increased by 0.5% in connection with this transaction.

         In addition to the $85 million and $140 million term loans discussed above, the Credit Facility includes a $120 million revolving credit facility. The $120 million revolving credit facility may be increased by up to $25 million at the request of the Company, with the consent of the banks providing the increased commitments, and will terminate on May 1, 2004. There was $21.6 million and $60.7 million outstanding on December 31, 2000 and 1999, respectively, under the revolving credit facility. The $85 million and $140 million term loans will mature in 2004 and 2006, respectively. The term loans outstanding under the Credit Facility totaled $212.1 million and $83.2 million at December 31, 2000 and 1999, respectively, and amortize over the life of the Credit Facility.

         Borrowings under the Credit Facility generally bear interest based on a margin over the base rate or, at the Company's option, the reserve-adjusted LIBOR rate. The applicable margin varies based upon the Company's ratio of consolidated debt to EBITDA (as defined in the credit agreement). The Company's obligations under the Credit Facility are guaranteed by Laminates, Holdings, and all existing or future domestic subsidiaries of the Company (the "subsidiary guarantors") and are secured by substantially all of the assets of the Company and the subsidiary guarantors, including a pledge of the capital stock of all existing and future subsidiaries of the Company (provided that, with a single exception, no more than 65% of the voting stock of any foreign subsidiary shall be pledged) and a pledge by Holdings of the stock of the Company and by Laminates of the stock of Holdings.

         The Credit Facility contains financial covenants requiring the Company to maintain minimum EBITDA, minimum coverage of interest expense and fixed charges and a maximum leverage ratio. On May 26, 2000, the Company amended and restated the Credit Facility, obtaining the consent of the bank group for the acquisition of PSM. The Company was in compliance with the financial covenants at December 31, 2000 and 1999. The Company's continued compliance with debt covenants is dependent upon future economic performance which may be affected by economic, financial, competitive, legislative, regulatory and other factors beyond the Company's control.

         The Company maintains various credit facilities in foreign countries (primarily in Asia) that provide for borrowings in local currencies. At December 31, 2000 and 1999, the Company had outstanding approximately $31 million and $28.4 million, respectively, in letters of credit under the Credit Facility to provide credit enhancement and support for certain of its credit facilities.

         In addition to the above, the Company has established borrowing arrangements with various financial institutions at interest rates ranging from 2.0% to 8.1% in order to fund the ongoing operations of the business. At December 31, 2000 and 1999, there was approximately $21.9 million and $32.2 million, respectively, outstanding under these facilities. At December 31, 2000 and 1999, approximately $6.5 million and $3.2 million, respectively, were available under these facilities.

         The approximate aggregate debt maturities are as follows as of December 31, 2000:

                                                       (in millions)
               2001.................................     $ 29.7
               2002.................................       23.1
               2003.................................       34.8
               2004.................................       33.8
               2005.................................       80.4
               Thereafter...........................      268.8
                                                        -------
                                                         $470.6
                                                        =======


         Cash payments for interest approximated $46.9 million, $28.5 million, $20.6 million and $0.2 million for the years ended December 31, 2000 and 1999, the eight-month period ended December 31, 1998 and the four-month period ended April 30, 1998, respectively.

    (9)  EMPLOYEE BENEFIT PLANS:

         The Company sponsors defined benefit pension plans covering substantially all United States and Canadian employees and certain employees in other countries. The benefits provided under the defined benefit pension plans are determined under formulas using years of service and compensation, or formulas using years of service and a flat dollar benefit rate. The Company's principal funding policy for the defined benefit pension plans is to maintain the plans in accordance with the minimum funding provisions of the Employee Retirement Income Security Act of 1974. The majority of the defined benefit pension plans' assets are held in trust, and consist principally of equity securities and fixed income instruments.

         The majority of the defined contribution plans sponsored by the Company are qualified under Section 401(k) of the Internal Revenue Code, with the amount of the Company's contributions determined under a matching formula tied to employee payroll deduction contributions. In addition, some defined contribution plans offer discretionary Company contributions based upon a profit based formula. Expenses related to these plans totaled approximately $1.1 million, $1.0 million, $1.1 million and $0.3 million for the years ended December 31, 2000 and 1999, the eight-month period ended December 31, 1998 and the four-month period ended April 30, 1998, respectively.

         The net cost for the Company's defined benefit pension plans was comprised of the following components:


                                                      Year              Year             Eight           Four
                                                      Ended             Ended         Months Ended      Ended
                                                    December          December           December        April
                                                    31, 2000          31, 1999          31, 1998       30, 1998
                                                  --------------   ----------------   -------------   -----------
                                                                            (in millions)
           Service cost .........................    $  4.7           $  3.9             $  2.9        $  0.6
           Interest cost ........................       8.2              5.8                3.0           1.2
           Expected return on plan assets........     (10.0)            (6.1)              (2.8)         (1.0)
           Other.................................      (0.2)             --                 --             --
                                                  --------------   ----------------   -------------   -----------
           Net periodic pension cost.............    $  2.7            $ 3.6              $ 3.1         $ 0.8
                                                  ==============   ================   =============   ===========

         The net periodic pension cost attributable to international plans included in the above table was $1.3 million, $2.1 million, $2.0 million and $0.2 million for the years ended December 31, 2000 and 1999, the eight-month period ended December 31, 1998 and the four-month period ended April 30, 1998, respectively.

         The Company provides for the estimated cost of post-retirement benefits (principally medical, dental and life insurance benefits provided to retirees and eligible dependents). The Company does not fund its post-retirement benefit plans.

         The net cost of post-retirement benefits other than pensions was comprised of the following components:



                                                      Year         Year        Eight           Four
                                                      Ended        Ended    Months Ended    Month Ended
                                                    December     December      December        April
                                                    31, 2000     31, 1999     31, 1998       30, 1998
                                                  ----------  -----------   -------------   -----------
                                                                    (in millions)
           Service cost .........................     $0.2         $0.2         $0.1             $0.0
           Interest cost ........................      0.4          0.4          0.3              0.1
                                                  ---------     --------     --------        --------
           Net post-retirement benefit cost......     $0.6         $0.6         $0.4             $0.1
                                                  =========     ========      ========        ========

         The cost of healthcare and life insurance benefits for active employees was $16.1 million, $12.5 million, $7.5 million and $3.8 million for the years ended December 31, 2000 and 1999, the eight-month period ended December 31, 1998 and the four-month period ended April 30, 1998, respectively.

         Summarized information about the changes in plan assets and benefit obligations is as follows

                                                                                         Other Post-retirement
                                                         Pension Benefits                      Benefits
                                                  --------------------------------   ------------------------------
                                                       2000             1999             2000             1999
                                                  ---------------   --------------   -------------    -------------
                                                                           (in millions)

Fair value of plan assets at January 1........... $     91.3        $     83.4       $    --          $    --
Actual return on plan assets.....................        1.6               6.3            --               --
Company contributions............................        1.7               4.3            0.1              0.2
Participant contributions........................        0.8               0.6            0.1              --
Acquisitions.....................................       52.3                --            --               --
Benefits paid from plan assets...................       (5.6)             (3.3)          (0.2)            (0.2)
                                                  ---------------   --------------   -------------    -------------
Fair value of plan assets at December 31......... $    142.1        $     91.3       $    --          $    --
                                                  ===============   ==============   =============    =============

Benefit obligation at January 1.................. $     94.7        $     96.2       $    5.9       $      5.8
Service cost.....................................        4.5               3.9            0.2              0.2
Interest cost....................................        7.8               5.8            0.4              0.4
Actuarial losses (gains) ........................        0.8              (7.0)          (0.3)            (0.3)
Acquisitions.....................................       41.6                --            --               --
Benefits paid from plan assets...................       (5.6)             (3.3)          (0.2)            (0.2)
Other............................................       (4.3)             (0.9)           --               --
                                                  ---------------   --------------   -------------    -------------
Benefit obligation at December 31................ $    139.5        $     94.7       $    6.0          $   5.9
                                                  ===============   ==============   =============    =============

         The fair value of international pension plan assets included in the above table was $100.1 million and $49.7 million in 2000 and 1999, respectively. The pension benefit obligation of international plans included in this table was $90.0 million and $48.4 million in 2000 and 1999, respectively.

         A reconciliation of the plans' funded status to the net liability recognized at December 31 is as follows:

                                                                                                 Other Post-retirement
                                                                       Pension Benefits                 Benefits
                                                                  ---------------------------   -------------------------
                                                                      2000           1999          2000           1999
                                                                  -------------    ----------   ------------    ---------
                                                                                      (in millions)
Funded status (benefit obligation in excess of plan assets)......     $ 2.6         $ (3.4)         $(6.0)       $(5.8)
Unrecognized net gain ...........................................      (8.5)         (11.8)          (0.8)        (0.6)
Unrecognized prior service cost .................................       0.4            --             --           --
                                                                  -------------    ----------   ------------    ---------
          Net liability .........................................     $(5.5)        $(15.2)         $(6.8)       $(6.4)
                                                                  =============    ==========   ============    =========
Reported as:
          Other liabilities......................................     $ 5.5         $ 15.2          $ 6.8        $ 6.4
                                                                  =============    ==========   ============    =========

         For Company pension plans with benefit obligations in excess of plan assets at December 31, 2000 and 1999, the fair value of plan assets was $45.2 million and $50.0 million, respectively, and the benefit obligation was $60.2 million and $60.6 million, respectively.

         Assumptions used in determining pension plan information are:

                                                                Year              Year              Eight            Four
                                                                Ended            Ended           Months Ended     Month Ended
                                                              December          December           December          April
                                                              31, 2000          31, 1999           31, 1998        30, 1998
                                                            ----------        -----------        -------------    -----------
  Rate of future compensation increases                     0.00%-4.25%       0.00%-4.25%          0.0%-5.0%       0.0%-5.5%
  Discount rate                                             5.75%-7.75%       5.75%-7.25%          5.0%-7.0%       6.5%-8.0%
  Expected long-term rate of return on plan assets          0.00%-9.00%       0.00%-9.00%          0.0%-9.0%       0.0%-9.5%

         Assumptions used in determining other post-retirement plan information are:

                                                                Year              Year             Eight            Four
                                                                Ended            Ended           Months Ended     Months Ended
                                                              December          December           December          April
                                                              31, 2000          31, 1999           31, 1998         30, 1998
                                                            ----------        -----------        -------------    ------------
  Discount rate                                             7.00%-7.75%       7.00%-7.25%          5.0%-7.0%       5.0%-7.0%

         In the aggregate, average international plan assumptions do not vary significantly from U.S. assumptions.

         The health care cost trend rate for other post-retirement benefit plans was 10.0% at December 31, 2000 and is assumed to gradually decline to 5.0% over a 5-year period. A one-percentage point change in the health care cost trend rate would have had the following effects:

                                                                         One Percentage Point
                                                                        -----------------------
                                                                        Increase       Decrease
                                                                        --------       --------
                                                                              (in millions)
     Effect on total service and interest cost components..............   $0.0          ($0.0)
                                                                        ========       ========
     Effect on benefit obligation......................................   $0.2          ($0.2)
                                                                        ========       ========

(10)     INCOME TAXES:

              The benefit (provision) for income taxes consisted of the
following:
                             Year         Year          Eight             Four
                             Ended        Ended      Months Ended   Months Ended
                           December     December       December          April
                           31, 2000     31, 1999    31, 1998         30, 1998
                        ------------  -----------  ---------------  ------------
                                            (in millions)
     Current:
         Federal......   $    --        $  --         $   --          $    --
         State........      (0.2)        (0.1)           (0.1)             --
         Foreign......      (5.3)        (3.6)           (3.5)             1.2
                       ------------   -----------  ---------------   -----------
                            (5.5)        (3.7)           (3.6)             1.2
     Deferred:
         Federal......      13.2         14.2             --               --
         State........       0.8          2.1             --               --
         Foreign......       0.6         (1.2)            0.8             (1.2)
                       ------------   -----------  ---------------   -----------
                            14.6         15.1             0.8             (1.2)
                       ------------   -----------  ---------------   -----------
                        $    9.1        $11.4         $  (2.8)         $    --
                       ============   ===========  ===============   ===========

         Pretax (loss) income was taxed in the following jurisdictions:


                                                          Year               Year               Eight                Four
                                                         Ended              Ended            Months Ended        Months Ended
                                                        December           December            December             April
                                                        31, 2000           31, 1999            31, 1998            30, 1998
                                                    -----------------   ---------------    -----------------   -----------------
                                                                                (in millions)
        Domestic....................                    $(47.1)              $(54.9)            $(25.6)             $(12.6)
        Foreign.....................                       0.5                 11.4                6.1                (2.0)
                                                    -----------------   ---------------    -----------------   -----------------
             Total pretax loss......                    $(46.6)              $(43.5)             $(19.5)            $(14.6)
                                                    =================   ===============    =================   =================


         The 1999 domestic pretax loss includes the cost to terminate a supply contract of $26.2 million (see Note 2). Deferred tax assets and liabilities are comprised of the following at December 31:

                                                           2000             1999
                                                        ------------     ------------
                                                               (in millions)
   Deferred tax liabilities:
      Book over tax bases of assets acquired............. $  132.1         $  120.6
      General inventory and LIFO reserves................      3.0              2.0
      Other, net.........................................      3.2              7.2
                                                          ------------     ------------
             Total deferred tax liabilities..............    138.3            129.8
                                                          ------------     ------------
   Deferred tax assets:
      Accrued liabilities................................     11.4             16.7
      Net operating loss and tax credit carryforwards....     27.8             16.1
      Pension and other post-retirement benefits.........      5.4              1.5
      Bad debt...........................................      2.1              0.7
      Other, net.........................................      4.0              0.2
                                                          ------------     ------------
            Total deferred tax assets....................     50.7             35.2
                                                          ------------     ------------
           Valuation allowance...........................    (18.4)           (16.1)
                                                          ------------     ------------
           Net deferred tax liabilities.................. $  106.0         $  110.7
                                                          ============     ============


         The Company does not provide deferred income taxes on undistributed earnings of its foreign subsidiaries, as the earnings are considered indefinitely reinvested. At December 31, 2000, the cumulative amount of undistributed earnings on which the Company has not recognized deferred income taxes is approximately $102.7 million. Determining the amount of unrecognized deferred tax liability for this amount is not practicable. However, if the undistributed earnings were remitted, any resulting federal tax would be substantially reduced by foreign tax credits.

         The reconciliation of income tax computed at the U.S. federal statutory tax rates to the Company's tax (benefit) expense is as follows:


                                                          Year               Year               Eight                Four
                                                         Ended              Ended            Months Ended        Months Ended
                                                        December           December            December             April
                                                        31, 2000           31, 1999            31, 1998            30, 1998
                                                    -----------------   ---------------    -----------------   -----------------
U.S. statutory rate............................         (35.0%)            (35.0%)              (35.0%)            (35.0%)
State income taxes.............................          (4.3%)             (4.6%)                 --                 --
Permanent differences..........................           7.7%               --                    --                 --
Subpart F income...............................           1.4%               0.7%                 2.6%               2.1%
Tax on income of foreign subsidiaries
and rate differential..........................           8.8%               9.0%                13.8%                --
Change in valuation allowance..................           1.7%               4.5%                32.3%               32.9%
Other, net.....................................           --                (0.7%)                0.7%                --
                                                      -------------      -------------     -------------       --------------
                                                        (19.7%)            (26.1%)               14.4%                0.0%
                                                      =============      =============     =============       ==============

         The Company is included in the consolidated federal and state tax returns of its ultimate parent, Laminates. Cash paid for income taxes amounted to $5.1 million, $3.9 million, $1.9 million and $1.0 million for the years ended December 31, 2000 and 1999, the eight-month period ended December 31, 1998 and the four-month period ended April 30, 1998, respectively. The Company has provided a partial valuation allowance against the net operating loss carryforwards due to the uncertainty of realization. Net operating losses will begin to expire in 2006 through 2020.

(11)     RELATED PARTY TRANSACTIONS:

         In order to fund normal working capital requirements, the Company has entered into certain borrowing arrangements with Laminates. These arrangements are short-term in nature and generally bear no interest. At December 31, 2000 and 1999, there was approximately $0.9 million and $1.0 million outstanding under these arrangements.

         DLJ Capital Funding, Inc., an affiliate of DLJ Merchant Banking Partners II L.P. and its affiliates (DLJ Merchant Banking), has and will receive customary fees and reimbursement of expenses in connection with the arrangement and syndication of the Credit Facility and as a lender thereunder. In 2000, the aggregate amount of all fees paid to the various DLJ entities in connection with the acquisition of PSM and the syndication of the Credit Facility was approximately $6.0 million.

         Laminates Funding, Inc., an affiliate of DLJ Merchant Banking, was a purchaser of a portion of the bridge notes and received customary fees and expenses in connection therewith. Credit Suisse First Boston Corporation, also an affiliate of DLJ Merchant Banking, acted as the initial purchaser of the Senior Subordinated Notes. The aggregate amount of all fees paid to the various DLJ entities in connection with the Laminates acquisition and the offering of the Senior Subordinated Notes was approximately $8.5 million.

         Formica and its subsidiaries may from time to time enter into financial advisory or other investment banking relationships with Credit Suisse First Boston Corporation (an affiliate of DLJ Merchant Banking) or one of its affiliates whereby Credit Suisse First Boston Corporation or its affiliates will receive customary fees and will be entitled to reimbursement for all related reasonable disbursements and out-of-pocket expenses. Formica expects that any arrangement will include provisions for the indemnification of Credit Suisse First Boston Corporation against a variety of liabilities, including liabilities under the federal securities laws.

    (12) TERMINATION OF PROPOSED ACQUISITION:

         The Company recorded charges of $0.4 million, $0.8 million and $3.0 million, during the years ended December 31, 2000 and 1999 and the eight-month period ended December 31, 1998, respectively, in connection with proposed acquisitions of decorative products businesses. The Company has abandoned these proposed transactions.

(13)     SEGMENT REPORTING:

          The Company is principally engaged in a single line of business: the design, manufacture and distribution of decorative surfacing products. Substantially all revenues result from the sale of decorative surfaces and related products through domestic and international distributors and direct accounts. The Company's operations are managed on a geographic basis and, therefore, reportable segments are based on geographic areas. The Company's market presence in Europe, the Americas and Asia was increased as a result of the PSM acquisition. The Company measures segment results as operating income
(loss), which is defined as income (loss) before the cost of the terminated supply contract, interest expense, other income (expense) and income taxes. Depreciation and amortization expense is included in the measure of segment results. Segment revenues are defined as net sales to external customers of each segment. All intercompany sales and expenses have been eliminated in determining segment revenues and segment (loss) profit.


                                                           Year              Year              Eight                Four
                                                          Ended             Ended           Months Ended        Months Ended
                                                         December          December           December             April
                                                         31, 2000          31, 1999           31, 1998            30, 1998
                                                       ------------      ------------      --------------      -------------
                                                                                     (in millions)
Segment revenues:
   United States....................................      $335.1            $341.1              $210.5            $102.1
   Americas - Other.................................        93.2              48.8                33.4              14.4
   Europe...........................................       254.7             145.6                95.7              50.1
   Asia.............................................        90.7              71.1                45.0              18.2
                                                       ----------------   -------------      -------------     -------------
                     Total..........................      $773.7            $606.6              $384.6            $184.8
                                                       ================   =============      =============     =============
Segment (loss) profit:
   Americas.........................................      $(21.0)           $ (5.5)             $(10.7)           $(13.9)
   Europe...........................................         6.0               12.9                7.6               1.3
   Asia.............................................        11.6               10.2                4.8              (1.1)
                                                       ----------------   -------------      -------------     -------------
                     Total..........................      $ (3.4)            $ 17.6             $  1.7            $(13.7)
                                                       ================   =============      =============     =============
Depreciation and amortization (included in
   segment (loss) profit):
   Americas.........................................      $37.9              $30.6              $22.4             $  6.2
   Europe...........................................       15.8                8.9                4.6                3.5
   Asia.............................................        4.1                3.4                2.3                1.4
                                                       ----------------   -------------      -------------     -------------
                     Total..........................      $57.8              $42.9              $29.3              $11.1
                                                       ================   =============      =============     =============
Expenditures for long-lived assets:
   Americas.........................................      $13.9              $16.2              $20.6               $4.8
   Europe...........................................        7.5                7.3               11.1                1.2
   Asia.............................................        2.1                2.4                3.8                2.3
                                                       ----------------   -------------      -------------     -------------
                     Total..........................      $23.5              $25.9              $35.5               $8.3
                                                       ================   =============      =============     =============


A reconciliation of total segment (loss) profit to loss before income taxes is as follows:

   Segment (loss) profit ...........................     $(3.4)              $17.6               $ 1.7              $(13.7)
   Cost of terminated supply contract...............       --                (26.2)                --                  --
   Interest expense.................................     (50.8)              (37.4)              (25.7)               (1.7)
   Other income.....................................       7.6                 2.5                 4.5                 0.8
                                                       ----------------   -------------      -------------     -------------
                     Loss before income taxes.......    $(46.6)             $(43.5)             $(19.5)             $(14.6)
                                                       ================   =============      =============     =============


                                                                                             December 31,
                                                                        --------------------------------------------------------
                                                                              2000                1999               1998
                                                                        -----------------   -----------------   ----------------
                                                                                             (in millions)
Total assets:
   United States....................................                        $418.7              $459.8              $410.8
   Americas - Other.................................                          76.6                37.3                36.4
   Europe...........................................                         301.3               152.4               179.1
   Asia.............................................                          82.8                77.1                74.9
                                                                        -----------------   -----------------   ----------------
                     Total..........................                        $879.4              $726.6              $701.2
                                                                        =================   =================   ================
Long-lived assets:
   United States....................................                        $153.7              $168.8              $128.6
   Americas - Other.................................                          41.9                13.4                14.3
   Europe...........................................                         134.0                85.4               106.6
   Asia.............................................                          40.7                39.7                39.2
                                                                        -----------------   -----------------   ----------------
                     Total..........................                        $370.3              $307.3              $288.7
                                                                        =================   =================   ================

(14)     CHANGES IN ACCOUNTING ESTIMATES:

         During the eight and four-month periods ended December 31 and April 30, 1998, the Company made certain changes in accounting estimates, resulting in charges totaling $7.8 million and $5.7 million, respectively, due to new management plans with respect to asset carrying and disposition policies and new information becoming available, including information concerning customers, products and competitive conditions in certain markets. The changes in accounting estimates for the eight-month period ended December 31, 1998 include the increasing of the provisions for doubtful accounts and inventory obsolescence by $2.4 million and $5.4 million, respectively. The changes in accounting estimates for the four-month period ended April 30, 1998 include increasing the provision for customer rebate programs by $2.7 million, increasing the provision for doubtful accounts by $1.4 million and accruals for customs, property tax exposures and other items totaling $1.6 million. There were no significant changes in accounting estimates in 2000 and 1999.

(15)  COMMITMENTS AND CONTINGENCIES:

      Leases

         The Company leases machinery, such as transportation and plant equipment, and facilities, such as administrative offices and warehouse space, under various non-cancelable operating lease agreements.

         At December 31, 2000, future minimum lease payments under operating lease agreements that have a remaining term in excess of one year are as follows:

                                                        (in millions)
         2001.........................................         $6.9
         2002.........................................          5.7
         2003.........................................          4.9
         2004.........................................          4.4
         2005.........................................          1.2
         Thereafter...................................          1.8
                                                       -------------
                                                              $24.9
                                                       =============

         Rent expense aggregated $7.7 million, $7.2 million, $5.3 million and $2.4 million for the years ended December 31, 2000 and 1999, the eight-month period ended December 31, 1998 and the four-month period ended April 30, 1998, respectively.

      Litigation and Environmental Matters

         The Company is involved in various proceedings relating to environmental matters. It is the Company's policy to accrue liabilities for remedial investigations and clean-up activities when it is probable that such liabilities have been incurred and when they can be reasonably estimated. In the ordinary course of business, the Company has been or is the subject of or party to various pending litigation and claims. Currently, the Company has been named as a potentially responsible party at several Superfund sites and has reserved approximately $3.8 million and $3.9 million at December 31, 2000 and December 31, 1999, respectively, for these matters to recognize a reasonable estimate of the probable liability. While it is not possible to predict with certainty the outcome of any potential litigation or claims, the Company believes any known contingencies, individually or in the aggregate, will not have a material adverse impact on its financial position or results of operations. However, depending on the amount and timing of an unfavorable resolution of this contingency, it is possible that the Company's future cash flows could be materially affected in a particular quarter.

         Formica's operations are subject to federal, state, local and foreign environmental laws and regulations governing both the environment and the work place. The Company believes that it is currently in substantial compliance with such laws and the regulations promulgated thereunder.

         On April 5, 1999, the Company received a subpoena covering the period from January 1, 1994 until April 1, 1999 from a federal grand jury in connection with an investigation into possible antitrust violations in the United States market for high-pressure laminate. The Company has produced documents and provided other information in response to the subpoena, and a number of present or former Formica employees have appeared for testimony before the grand jury or have been interviewed by the Staff of the Antitrust Division of the U.S. Department of Justice in connection with the investigation. The Company intends to continue its cooperation with the investigation. The Company is unable to determine at this time if this matter will have any effect on its financial position, results of operations or cash flows.

         Manufacturers of high-pressure laminate ("HPL"), including Formica Corporation, have been named as defendants in purported class action complaints filed in federal and certain state courts. The complaints, which all make similar allegations, allege that HPL manufacturers in the United States engaged in a contract, combination or conspiracy in restraint of trade in violation of state and federal antitrust laws and seek damages of an unspecified amount. The actions remain in their early stages. Formica Corporation intends to defend vigorously against the allegations of the complaints.

         Formica is involved in pending litigation in the usual course of business. In the opinion of management, such litigation will not have a material adverse effect on the Company's financial position, results of operations or cash flows. Formica continually evaluates its estimated legal liabilities as a matter of policy. The Company's estimated range of liability is based on known claims. There can be no assurances that Formica will not become involved in future proceedings, litigation or investigations, that such liabilities will not be material or that indemnification pursuant to certain indemnification rights will be available.

(16)   COMPREHENSIVE INCOME (LOSS):

         Total comprehensive loss was $66.0 million, $42.5 million, $17.3 million and $11.7 million for the years ended December 31, 2000 and 1999, the eight-month period ended December 31, 1998 and the four-month period ended April 30, 1998, respectively. The difference between comprehensive loss and the net loss results from foreign currency translation adjustments.

(17)   RESTRICTED STOCK PLANS:

         During 1999 and 1998, the board of directors and shareholders of Laminates approved and adopted restricted stock programs. The plans authorize purchases by eligible employees of Laminates and its subsidiaries of restricted shares of common stock of Laminates, at a price equal to the fair market value of a share of common stock on the date of purchase. Any shares of restricted stock purchased under the plan are subject to repurchase by Laminates at the purchase price upon the participating employee's termination of employment with Laminates or any of its subsidiaries until those shares have vested in accordance with the terms of the plan. The number of shares authorized to be issued under the 1998 plan is 157,153, subject to adjustments upon the occurrence of certain events. Under the 1999 plan, 15,401 shares of preferred stock and 18,335 shares of common stock were authorized for issuance to management and key employees. As of December 31, 2000, 222,642 shares have been allocated to and purchased by certain officers and other management employees and 15,903 shares are available under the plan for future purchase. The number of preferred shares available for grants under both plans is 15,401 and the number of common shares is 55,004.

(18)   RESTRUCTURING:

         Prior to May 1, 1998, the management of the Company formulated a plan to restructure certain operations and provided a restructuring provision of $6.6 million included as part of its purchase accounting, with approximately $2.7 million of the restructuring provision remaining at December 31, 1999. During 2000, the Company spent an additional $2.0 million of the restructuring provision primarily relating to severance payments and reversed the remaining $0.5 million restructuring liability against the initial purchase accounting. The remaining balance of this restructuring provision of $0.2 million at December 31, 2000 is related to severance payments and will be substantially completed in 2001.

         On March 1, 2000, the Company's management committed to a formal plan to restructure certain operating activities in North America, which reduced total headcount by approximately 200 employees through December 31, 2000. As part of this restructuring, the Mt. Bethel, Pennsylvania manufacturing facility was closed and its operations were subsequently transferred to the Company's Odenton, Maryland manufacturing facility. The Company provided for a restructuring provision of $6.0 million as follows: assets held for disposal, facility closure and lease terminations ($2.8 million), markdown of inventory resulting from the elimination of product lines ($2.2 million) and severance and severance-related items ($1.0 million). During the twelve months ended December 31, 2000, the Company spent $0.5 million on facility closing costs and $0.7 million on severance and severance-related items. In addition, the Company recorded a charge of $2.2 million for the markdown of inventory as a result of the elimination of product lines and wrote-off an additional $2.0 million of the restructuring provision liability against property, plant and equipment relating to the Mt. Bethel assets held for disposal. The remaining balance of the restructuring provision at December 31, 2000 was $0.6 million consisting of $0.3 million of facility closure costs and $0.3 million of severance and severance-related items. The Company has identified an additional $3.0 million of charges indirectly related to the restructuring of the North America operations for additional severance-related items and relocation costs, of which $1.7 million was incurred in the twelve months ended December 31, 2000. Under the current timetable, the Company projects the restructuring plan will be completed by mid-year 2001.

         On June 1, 2000, the Company's management committed to a formal plan to restructure certain of its operations within Europe and provided a restructuring provision of $1.5 million. These actions are being taken in conjunction with the integration of the PSM operations. The plan will result in a reduction in headcount of 25 employees (13 employees through December 31, 2000). The restructuring plan includes the closure of a Company warehouse in Europe with subsequent relocation of operations to elsewhere in Europe. The restructuring provision consists of severance and severance-related items ($1.0 million) and facility closure costs ($0.5 million). During the twelve months ended December 31, 2000, the Company spent $0.4 million of this provision on severance and severance-related items and $0.1 million on facility closure costs. The remaining balance of the restructuring provision at December 31, 2000 was $1.0 million consisting of $0.6 million of severance and severance-related items and $0.4 million of facility closure costs. In addition, the Company has charged to income an additional $0.5 million of expenses indirectly related to the restructuring of the European distribution operations as a result of the integration of the PSM operations during the year ended December 31, 2000. Under the current timetable, the Company projects that the restructuring plan will be substantially completed by mid-year 2001.

         As of the consummation date of the PSM acquisition, management began a process to assess the organization as well as the facilities acquired with the purpose of formulating a structure for the combined organization. Balance sheet reserves for organizational restructuring in the amount of $14.5 million were established as part of purchase accounting in the second quarter. Management has committed to a formal plan to restructure certain operating activities primarily in Europe. The balance sheet reserve was revised through purchase accounting to $12.7 million as a result of the refinement of the assessment of the organization. The organizational restructuring plan, which primarily relates to the European operations, includes the closing of offices and a select curtailment of operations, the optimization of the utilization of assets and a reduction of headcount in excess of 300 employees (approximately 140 employees through December 31, 2000). During the twelve months ended December 31, 2000, the Company has spent $4.9 million of this provision primarily on severance-related items. The remaining balance of the restructuring provision was $7.8 million at December 31, 2000 consisting primarily of severance-related items. In addition, the Company charged to income an additional $0.5 million of PSM restructuring-related expenses which were not included as part of purchase accounting during the year ended December 31, 2000. The restructuring plan is expected to be substantially completed by the end of 2001.


===================================================    ===================================================

You should rely only on the information contained in this document or that we have referred you to.
We have not authorized anyone to provide you with information that is different. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                  ---------------

                 TABLE OF CONTENTS

                                               Page
                                               ----
                                                                           $215,000,000
Prospectus Summary..............................  2
Risk Factors....................................  9
Use of Proceeds................................. 15                   Formica Corporation
Capitalization.................................. 15
Selected Consolidated Financial Data............ 16
Management's Discussion and Analysis of                  10 7/8% Series B Senior Subordinated Notes Due
  Financial Condition and Results of
  Operations ................................... 20                              2009
Business........................................ 29
Management...................................... 39
Security Ownership of Certain Beneficial                                    --------------
  Owners and Management of Laminates                                          Prospectus
  Stockholders.................................. 47                         --------------
Certain Relationships and
  Transactions.................................. 50
The Acquisition................................. 51                   Credit Suisse First Boston
Description of Our Credit Facility.............. 54
Description of Notes............................ 57
Plan of Distribution............................ 90                                         April 10, 2001
Legal Matters................................... 91
Experts......................................... 91
Index to Financial Statements...................F-1

====================================================   ===================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following is an itemization of all estimated expenses incurred or expected to be incurred by the Registrant in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions.

          Item                                             Amount
          ----                                            --------
          SEC Registration Fee....................        $ 59,770
          Printing and Engraving Costs............          26,000
          Trustee Fees............................          35,000
          Legal Fees and Expenses.................         120,000
          Accounting Fees and Expenses............          75,000
          Miscellaneous...........................          25,000
                                                          ---------
          Total...................................        $340,770
                                                          =========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

       Exculpation. Section 102(b)(7) of the Delaware General Corporations Law ("Delaware Law") permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director for any breach of the director's duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for the payment of unlawful dividends, or for any transaction from which the director derived an improper personal benefit.

       The Formica certificate of incorporation (the "Formica Charter") limits the personal liability of a director to Formica and its stockholders for monetary damages for a breach of fiduciary duty as a director to the fullest extent permitted by law.

       Indemnification. Section 145 of the Delaware Law permits a corporation to indemnify any of its directors or officers who was or is a party, or is threatened to be made a party to any third party proceeding by reason of the fact that such person is or was a director or officer of the corporation, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe that such person's conduct was unlawful. In a derivative action, i.e., one by or in the right of a corporation, the corporation is permitted to indemnify directors and officers against expenses (including attorneys' fees) actually and reasonably incurred by them in connection with the defense or settlement of an action or suit if they acted in good faith and in a manner that they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors or officers are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

       The Formica Charter provides for indemnification of directors, officers, employees or agents of Formica against liability they may incur in their capacities as such to the fullest extent permitted under the Delaware Law.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

       On February 22, 1999 the Registrant sold $215,000,000 in aggregate principal amount of its 10 7/8% Senior Subordinated Notes due 2009 (the old notes), to Donaldson, Lufkin & Jenrette Securities Corporation, BT Alex. Brown and Credit Suisse First Boston (the "initial purchasers") in a private placement in reliance on Section 4(2) under the Securities Act, at an offering price of $970 per $1,000 principal amount at maturity. The old notes were immediately resold by the initial purchasers in transactions not involving a public offering.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibit No.                          Document
--------------------------------------------------------------------------------
1.1       *    Registration Rights Agreement dated as of February 22, 1999 between Formica and Donaldson, Lufkin & Jenrette Securities
               Corporation, BT Alex. Brown Incorporated and Credit Suisse First
               Boston as Initial Purchasers
--------------------------------------------------------------------------------
3.1       *    Certificate of Incorporation
--------------------------------------------------------------------------------
3.2       *    By laws
--------------------------------------------------------------------------------
4.1       *    Indenture, dated as of February 22, 1999 between Formica and the
               Trustee
--------------------------------------------------------------------------------
5.1       *    Opinion of Davis Polk & Wardwell with respect to the new notes
--------------------------------------------------------------------------------
10.1      *    Investors' Agreement dated as of April 30, 1998 among
               Laminates, the DLJ Merchant Banking funds, the institutional investors and the management shareholders
--------------------------------------------------------------------------------
10.2      *    Restricted Stock Program
--------------------------------------------------------------------------------
10.3      *    Employment Agreement of Vincent Langone
--------------------------------------------------------------------------------
10.4      *    Employment Agreement of David Schneider
--------------------------------------------------------------------------------
10.5      *    Employment Agreement of William Adams
--------------------------------------------------------------------------------
10.6      *    Employment Agreement of Steven Kuo
--------------------------------------------------------------------------------
10.7           Second Amended and Restated Credit Agreement dated May 26, 2000 between Formica and various financial institutions, DLJ Capital
               Funding, Inc., Bankers Trust Company and Credit Suisse First
               Boston (filed as an Exhibit 2.2 to the Form 8-K/A filed August
               1, 2000, and incorporated herein by reference)
--------------------------------------------------------------------------------
10.8      *    Supplemental Executive Retirement Plan
--------------------------------------------------------------------------------
10.9      *    Restated Formica Corporation Employee Retirement Plan dated as of January 1, 1996, as amended
--------------------------------------------------------------------------------
10.9.1         Second Amendment to Formica Corporation Retirement Plan dated
               June 2, 2000 (filed as Exhibit 10.8.1 in the Form 10K for the year ended December 31, 2000, and incorporated herein by
               reference)
--------------------------------------------------------------------------------
10.10     *    Formica Taiwan Corporation Employee Retirement Plan dated as of
               December 23, 1986
--------------------------------------------------------------------------------
10.11     *    Formica UK Corporation Employee Retirement Plan
--------------------------------------------------------------------------------
10.12     *    Laminates 1999 Stock Plan
--------------------------------------------------------------------------------
10.13     *    Laminates 1999 Stock Purchase Agreement
--------------------------------------------------------------------------------
12.1           Computation of Ratio of Earnings to Fixed Charges (filed as
               Exhibit 12 in the Form 10K for the year ended
               December 31, 2000, and incorporated herein by reference)
--------------------------------------------------------------------------------
21.1           Subsidiaries of Formica (filed as Exhibit 21 in the Form 10K for the year ended December 31, 2000, and incorporated herein by reference)
--------------------------------------------------------------------------------
23.1      *    Consent of Davis Polk & Wardwell (contained in their opinion filed as Exhibit 5.1).
--------------------------------------------------------------------------------
23.2      **   Consent of Arthur Andersen LLP
--------------------------------------------------------------------------------
24.1      *    Power of Attorney (Included on the signature page of the
               registration statement as originally filed)
--------------------------------------------------------------------------------
24.2      **   Power of Attorney for William Adams
--------------------------------------------------------------------------------
24.3      **   Power of Attorney for R.Eugene Cartledge
--------------------------------------------------------------------------------
25.1      *    Statement of Eligibility of Summit Bank on Form T-1.
--------------------------------------------------------------------------------
               *  Previously filed.
--------------------------------------------------------------------------------
               ** Filed herewith.
--------------------------------------------------------------------------------
          (b) Financial Statement Schedules and Auditors' Reports thereon


Schedule II Valuation and Qualifying Accounts   (in millions)
----------------------------------------------------------------------------------------------------------------------
                    Column A                      Column B              Column C             Column D        Column E
----------------------------------------------------------------------------------------------------------------------
                                                                      Additions
                                                                 Charged      Charged
                                                 Balance at      to Costs     to Other                       Balance
                                                Beginning of     and          Accounts-    Deductions-      at End of
             Description                          Period         Expenses     Describe      describe          Period
-------------------------------------           ------------     --------    ---------     ------------     ----------
Year ended December 31, 2000:
  Deducted from assets accounts:
    Allowance for doubtful accounts                 $4.7           $3.9        $2.8(2)       ($1.0)(1)         $10.4
                                                    ====           ====        ====           ====             =====

Year ended December 31, 1999:
  Deducted from assets accounts:
    Allowance for doubtful accounts                 $4.2           $1.7          --          ($1.2)(1)          $4.7
                                                    ====           ====        ====           ====             =====
Year ended December 31, 1998:
  Deducted from assets accounts:
    Allowance for doubtful accounts                 $1.5           $6.0          --          ($3.3)(1)          $4.2
                                                    ====           ====        ====           ====             =====
----------------------------------------------------------------------------------------------------------------------
(1) Write-off of uncollectible accounts.
(2) Amounts recorded from acquisition of
Perstorp Surface Materials.

                                                             II-3


ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

     (a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Formica pursuant to the foregoing provisions, or otherwise, Formica has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Formica of expenses incurred or paid by a director, officer or controlling person of Formica in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Formica will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Warren, State of New Jersey, on April 10, 2001.


                                           FORMICA CORPORATION


                                           By: /s/ David T. Schneider
                                              ----------------------------------
                                              David T. Schneider
                                              Vice President, Chief Financial
                                                Officer and Secretary


         Pursuant to the requirements of the Securities Exchange Act of 1933, this Report has been signed by the following persons in the capacities and on the dates indicated.


       Signature                                  Title                            Date

 * /s/ Vincent P. Langone
----------------------------------
        Vincent P. Langone             Director, Chairman, President            April 10, 2001
                                         and Chief Executive Officer

 * /s/ David T. Schneider
----------------------------------
       David T. Schneider              Vice President, Chief Financial Officer  April 10, 2001
                                         and Secretary

 * /s/ William Adams
----------------------------------
       William Adams                   Director, Executive Vice President and   April 10, 2001
                                         President of International

 * /s/ R. Eugene Cartledge
----------------------------------
       R. Eugene Cartledge             Director                                 April 10, 2001


 * /s/ Thompson Dean
----------------------------------
       Thompson Dean                   Director                                 April 10, 2001


 * /s/ Peter T. Grauer
----------------------------------
       Peter T. Grauer                 Director                                 April 10, 2001


                                                          II-5


       Signature                                  Title                            Date

 * /s/ David Y. Howe
----------------------------------
       David Y. Howe                   Director                                 April 10, 2001


 * /s/ Alexander Donald Mackenzie
----------------------------------
       Alexander Donald Mackenzie      Director                                 April 10, 2001



By: /s/ David T. Schneider
----------------------------------
        David T. Schneider
        Attorney-in-fact


                                                II-6